Form 10-K, Exhibit 13
period 1993-12-31
DYNAMICS CORP OF AMERICA
filed 1994-03-30
CIK 30819

DYNAMICS
CORPORATION
OF AMERICA
1993 Annual Report

Shareholders' Meeting:
The annual meeting of shareholders will be held on May 6, 1994 at 10:30 A.M. in the Cole Auditorium of the Greenwich Library, West Putnam Avenue at Dearfield Drive, Greenwich, Connecticut.

Stock Listing:
New York Stock Exchange
Ticker Symbol: DYA
NYSE-Composite Transactions
Symbol: DynaAmer

Additional Information:
A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, on the written request of a shareholder. Requests should be forwarded to the Company, attention of the Secretary,
475 Steamboat Road, Greenwich, Connecticut 06830-7197

Executive Offices:
475 Steamboat Road
Greenwich, Connecticut
06830-7197
Tel. 203-869-3211

Transfer Agent and Registrar:
THE FIRST NATIONAL
 BANK OF BOSTON
P.O. Box 644
Mail Stop 45-02-09
Boston, Massachusetts
02102-0644
Tel. 617-575-2900

Independent Auditors:
ERNST & YOUNG
1111 Summer Street
Stamford, Connecticut
06905-5571
Tel. 203-326-8200

DYNAMICS CORPORATION OF AMERICA

Contents
                                                           Page
President's Message ........................................  2
Management's Discussion and
 Analysis ..................................................  4
Consolidated Balance Sheets  ...............................  7
Consolidated Statements of
 Operations ................................................  8
Consolidated Statements of Stockholders'
 Equity  ...................................................  9
Consolidated Statements of
 Cash Flows ................................................ 10
Notes to Consolidated Financial
 Statements ................................................ 11
Report of Independent Auditors  ............................ 20
Selected Financial Data .................................... 21
Segments of Business ....................................... 22
Range of Stock Prices and Dividend
 Information ............................................... 23
Divisions and Subsidiary  .................................. 24
Directors and Officers ...................... Inside Back Cover

Dynamics Corporation of America is a diversified manufacturer of commercial and industrial products founded in 1924 and incorporated in New York. Its corporate headquarters are in Greenwich, Connecticut and its shares are listed on the New York Stock Exchange (trading symbol: DYA). The Company's seven plants are located in California, Connecticut, Ohio and Pennsylvania. Its five separate business units manufacture electronic components such as Zero Insertion Force (ZIF(tm)) printed circuit board retainers and heat dissipators; frequency control components and oscillators; commercial and consumer appliances sold under the Waring(R), Acme Juicerator(R), Qualheim(tm), Blendor(R) and NuBlend(R) tradenames; air distribution systems sold under the Anemostat(R), Anemotrak(R) and Envirotrak(R) tradenames; vision frames and louvers for fire rated doors; and air conditioning, related equipment for power plant and other applications, mobile vans and transportable shelters (including the Environ(R)) for specialized electronic and medical diagnostic equipment such as CT and MRI scanners. The Company also invests from time to time in shares of other businesses. The Company currently holds a 37.3% stake in CTS Corporation ("CTS"), an Indiana corporation headquartered in Elkhart whose shares are listed on the New York Stock Exchange (trading symbol: CTS). CTS is a manufacturer of electronic and electromechanical components and subsystems for the automotive, communications equipment, data processing, defense and aerospace, instruments and controls and consumer electronic markets.

PRESIDENT'S MESSAGE
TO SHAREHOLDERS

1993--What a challenging year it was!

Managing the performance of Dynamics Corporation of America during the past few years while meeting the challenges of a depressed economy, low consumer confidence, major personnel layoffs, and the continuing uncertainty of the promised but elusive recovery has, at times, required the patience of Job and the wisdom of Solomon to survive and prosper. However, by perseverance and in spite of the many setbacks, DCA's continuing operations have managed to remain profitable, although not to the degree that management had planned or worked so hard to achieve.

For the year ended December 31, 1993, Dynamics Corporation of America reported income from continuing operations of $2,677,000, or $.68 per share, on sales of $101,329,000. This compared with income from continuing operations of $3,333,000, or $.85 per share, on sales of $110,243,000 for the year ended December 31, 1992. Income in 1992 was increased by a resolution of prior years tax matters of $780,000, or $.20 per share.

Included in income from continuing operations, before accounting changes, is the Company's proportionate share of the results of the CTS Corporation, in which DCA presently has a 37.3% ownership, for the year ended December 31, 1993, in accordance with the equity method of accounting required for that investment, which was income of $1,619,000, or $.41 per share, compared to a loss of $442,000, or $.11 per share, for last year.

The Company reported net income for the year ended December 31, 1993 of $961,000, or $.24 per share, compared with net income of $2,123,000, or $.54 per share, in 1992.

Net income for the year ended December 31, 1993 included DCA's proportionate share of CTS' net charge for onetime accounting changes, related to post retirement benefits other than pensions and accounting for income taxes, amounting to $1,716,000, or $.44 per share.

The Company fell considerably short of its planned sales and profit goals for the year. The largest contributors to the 1993 shortfall were the Anemostat Products Division and the Waring Products Division. These two divisions experienced more than $13 million in lower sales than in 1992 and recorded losses of approximately $400,000 as compared to earnings of approximately $4,300,000 (pretax) in the 1992 period. Unfortunately, as we begin 1994, market conditions for these operations have not materially improved although we expect the benefits gained from their restructuring in 1993 will allow both to be more competitive.

At our annual meeting held on May 7, 1993, I reported to you on the progress being made by our wholly owned subsidiary International Electronic Research Corporation. Through that date, this operation had recorded bookings of $1,650,000 for its newly developed thermal products for various microprocessors being introduced into the computer marketplace. These strong bookings continued throughout the year resulting in sales at IERC of $8,348,000--a 57% increase over the prior year. Operating income increased fivefold. This outstanding performance continues into 1994 with bookings in January and February for these same products already exceeding $2.7 million. There is no guarantee that this order rate will continue but it is a great start.

As in 1992, DCA did not borrow any funds during the year under the Revolving Credit Agreement with its banks and the Company again demonstrated its continuing ability to generate positive cash flow as its cash and cash equivalents at year end increased to $8,969,000 as compared to $6,095,000 in 1992.

In 1993, the management of the CTS Corporation began to realize the benefits of its restructuring of operations, aggressive new product development and a very strong automotive market for its products. These actions resulted in CTS achieving net sales of $236,979,000, an increase of $9,588,000 or 4.2% over 1992, and operating earnings of $11,021,000, which increased significantly from $4,098,000 in 1992. Before the Financial Accounting Standards Board mandated accounting changes, earnings per share were $1.27 compared to $.37 in 1992. Operating cash flow at CTS was also positive and increased by $4.7 million over 1992 reflecting the company's continued emphasis on balance sheet management.

On a personal note, it is with profound regret and sadness that I inform you that Edward J. Mooney, our valued director, officer and colleague, who celebrated his 40th year with DCA prior to his retirement in December, died on February 7, 1994. On the occasion of his 25th year with the Company in 1978, the Board of Directors adopted the following resolution:

"RESOLVED, that we, his fellow Directors, record our utmost respect and admiration and express our appreciation and gratitude to Edward J. Mooney for his many years of devotion to duty, abundant talent, uncompromising integrity, fortitude, keenness of mind and sound counsel. He has been a champion of right, philosopher, teacher and pillar of strength, all of which have left an indelible mark on those who have come in contact with him and have contributed immeasurably to the survival, growth and success of this Corporation."

Our admiration, so well expressed 15 years ago, only grew in the ensuing years. His abundant talent, friendship, wise counsel and wit will be missed by all his fellow employees and the many and significant contributions that he made are a lasting legacy for DCA. We hereby extend to his family our heartfelt sympathy in their great loss.

The challenges of 1993 have been many; the disappointments confronted; the successes gratefully accepted. As we prepare to confront new challenges, we feel confident that a financially sound, debt free DCA is in a position to capitalize on the opportunities afforded to it to grow and prosper.

We sincerely thank those employees who responded to the challenges this past year with their hard work, dedication and ingenuity. We also thank our shareholders for their continued support and encouragement.

(SIGNATURE OF ANDREW LOZYNIAK)
Andrew Lozyniak
Chairman of the Board
and President

March 11, 1994

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF
RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
The following discussion, unless otherwise noted, pertains to continuing operations.

Results of Operations
(1993 compared to 1992)

Sales decreased $8,914,000 or 8.1%. Sales in the Electrical Appliances and Electronic Devices segment decreased $8,452,000 as sales of electrical appliances decreased $10,364,000 with lower sales of juicer products and blenders partially offset by increased sales of specialty consumer products. Sales of electronic devices increased $1,912,000 as sales of new heat dissipating devices for computer microprocessors more than doubled while sales of frequency control devices decreased. Sales in the Fabricated Metal Products and Equipment segment decreased $2,894,000 as air, door and systems product sales declined due to the weak market for new industrial and commercial construction and renovation, as well as competitive pricing. Sales in the Power and Controlled Environmental Systems segment increased $2,432,000 due principally to increased shipments under a multi-unit, defense-related custom mobile order to a Government prime contractor, which were partially offset by sales declines in power plant products.

Gross profit decreased $5,664,000 to 24.5% from 27.6% of sales. Gross profit in the Electrical Appliances and Electronic Devices segment decreased significantly due to lower sales of electrical appliances and lower sales and manufacturing yields in the frequency control and hermetic seal product lines, offset in part by the effect of increased sales of higher margined heat dissipating devices. In the Fabricated Metal Products and Equipment segment, gross profit decreased due to lower sales, especially of higher margined systems products and services, and price competition. Gross profit in the Power and Controlled Environmental Systems segment decreased due to price competition for reduced defense procurements and a declining medical products market for mobile vans and transportable shelters.

Selling, general and administrative expenses decreased $2,099,000 due to lower commission, freight and sales promotion expenses in all segments of the Company. The decrease was primarily volume related.

Other income increased $301,000. Royalty income increased $963,000 from the initial royalty under a technology transfer agreement with a customer in the Power and Controlled Environmental Systems segment. Staff restructurings resulted in charges of $470,000, principally for severance, in the current year. In 1992, the sale of excess property and plant resulted in a gain of $554,000.

Income taxes amounted to $617,000, a decline of $547,000 principally because of lower income before taxes. The year to year comparison of income taxes was also affected by the favorable resolution of certain tax matters in 1992 amounting to $780,000. The 1993 effective tax rate is higher than the applicable 34% Federal statutory rate primarily because of state income taxes which were offset in part by non-taxable income and foreign tax credits.

The cumulative effect to January 1, 1992 of the Company's adoption of Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes," resulted in a charge of $942,000 to 1992 earnings.

Equity in CTS Corporation

Equity in the earnings of CTS Corporation before accounting changes by CTS increased $2,061,000 primarily as a result of CTS' increase in such earnings of $4,669,000.

During the quarter ended March 31, 1993, the Company recorded its proportionate share of CTS' net charge from its adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," a charge of $1,896,000, or $.49 per share, and FASB Statement No. 109, "Accounting for Income Taxes," a credit of $180,000, or $.05 per share. These onetime, non-cash accounting changes were adopted by CTS as cumulative effects to January 1, 1993.

The Company's equity ownership in CTS was 37.3% at year end compared to 37.2% at the end of the previous year. The change in the equity ownership percentage is attributable to purchases of CTS stock by the Company.

Liquidity and Financial Resources

In 1993, the Company increased cash and cash equivalents $2,874,000 by generating $5,166,000 from operating activities while using $882,000 and $1,410,000 in investing and financing activities, respectively, as disclosed in the statement of cash flows. The discontinued Fermont division required cash of $370,000 for operating activities. Cash and marketable securities, other than shares of CTS, amounted to $9,656,000 at December 31, 1993. The Company did not borrow dur-ing the year under its $27,000,000 Revolving Credit Agreement or the $10,000,000 uncommitted line with its banks. The entire amount of the credit facilities is available for use by the Company.

Liquidity and financial resources are considered adequate to fund planned Company operations, including capital expenditures and payment of dividends. The Company intends to continue its stated policy of reviewing potential acquisitions which it believes could enhance its growth and profitability.

Management anticipates that the Company's deferred tax assets will be realized based upon its expectation of future taxable income. The Company's income from continuing operations before income taxes aggregated $9,089,000 for the three years ended December 31, 1993. Sustaining this income level would be sufficient to realize deferred tax assets over the tax recovery period. Although they are not expected to be required, the Company has available various tax planning strategies, including property sale and leaseback strategies, to supplement taxable income from operations in order to realize deferred tax assets. The Company will require taxable income of $15,396,000 ($14,742,000 of ordinary income and $654,000 of capital gain income) to realize its net deferred tax assets of $5,999,000 at December 31, 1993. Under applicable carryback provisions of the current Internal Revenue Code, $5,858,000 of the prior years' taxable income could be utilized to realize temporary differences, including all capital related items. The Company in large measure controls the reversal of $5,501,000 of temporary differences and a significant portion of the remaining differences is expected to reverse during the next five years.

The effect on the Company's income taxes of the Omnibus Budget Reconciliation Act of 1993 was not significant in 1993 and is not expected to be significant in the foreseeable future.

The Company continues to test its prototype units toward the goal of securing first article approval from the U.S. Government of the 3KW generator sets designed and manufactured by the discontinued Fermont division. Management believes the reserve for this discontinued operation is adequate, although the additional time for testing has extended the projected contract completion date into 1996. (See Note 3 to the Consolidated Financial Statements.)

Staff restructuring costs of $470,000 in 1993, principally for severance, will result in cash outflows of approximately $369,000 and reduced salary costs of approximately $1,500,000 in 1994.

The Company has been notified by the U.S. Environmental Protection Agency ("EPA") that it is a Potentially Responsible Party ("PRP") regarding hazardous waste cleanup at a non-Company site in Connecticut and at a Company site in California. Certain of the PRPs at the Connecticut site have agreed with the EPA to fund a feasibility study at the site and have sued the Company and other PRPs who have not agreed to share the costs. A property owner adjacent to the California site has sued the Company and others for allegedly causing contamination of their property. The Company incurred costs of $273,000 in 1993 to fund engineering studies and conduct investigations of the California site and to pay related expenses. The Company also has received notice from a state environmental agency that it is a PRP with respect to a non-Company site in Pennsylvania, and is a defendant in two lawsuits seeking contribution for Superfund cleanup costs relating to two other non-Company sites in that state.

The amount of future environmental-related expenditures and the extent of insurance coverage is not determinable at this time. Based upon its knowledge of the extent of the Company's exposure and current statutes, rules and regulations, management believes that the anticipated costs resulting from claims and proceedings with respect to the above mentioned sites, including possible remediation, the extent of which is presently unknown, will not materially affect the financial position of the Company. However, it is possible, but unanticipated at this time, that future results of operations or cash flows could be materially affected by an unfavorable resolution of these matters.

In 1993 the Company expended $426,000, including the $273,000 at the California site, to manage hazardous substances, to monitor pollutants, to test for contaminants and to provide for required clean-up activities, a 48% increase in such expenditures over the prior year.

In complying with federal, state and local environmental protection statutes and regulations, the Company has altered or modified certain manufacturing processes and expects to do so in the future. Such modifications to date have not significantly increased capital expenditures or affected earnings or the competitiveness of the Company.

During 1993, the Company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits" and FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the impact of which was not significant.

The impact of inflation on the operations of the Company was not material.

Results of Operations
(1992 compared to 1991)

Sales decreased $1,719,000 or 1.5%. Sales in the Electrical Appliances and Electronic Devices segment increased overall by $2,249,000 or 3.7%. Sales of electrical appliances, driven primarily by consumer demand for juicer and other specialty products, increased $7,887,000 or 19.7%. Sales of electronic components declined $5,638,000 as procurement for defense-related product applications declined and manufacturing difficulties resulted in lost business in the communication and data processing industries. Recently developed electronic heat dissipating devices began to generate significant sales toward the end of 1992 which offset in part the decline in defense-related products. Sales in the Power and Controlled Environmental Systems segment decreased $5,792,000. Sales of power plant products were lower because a majority of the shipments on a major foreign order occurred in 1991. Sales of mobile and transportable medical products declined substantially due to delays in the release by Magnetic Resonance Imaging
(MRI) manufacturers of the next generation product for mobile applications and in part to a maturing market for the existing models of MRI products for mobile applications. Sales in the Fabricated Metal Products and Equipment segment increased $1,824,000 primarily on the strength of laboratory, isolation and clean room systems and door products. Sales of air products for commercial and industrial applications declined in line with lower levels of commercial building construction.

Gross profit increased $2,577,000 to 27.6% from 24.9% of sales. Gross profit in the Electrical Appliances and Electronic Devices segment increased in the aggregate and as a percentage of sales, because increased sales of electrical appliances offset the effects of lower sales and production levels of electronic components. Gross profit in the Power and Controlled Environmental Systems segment increased in the aggregate and as a percentage of sales, contributing significantly to overall improved Company gross profit. Aggressive cost controls and improved gross margins on power plant and medical product shipments contributed to the current year's improvement. Gross profit in the Fabricated Metal Products and Equipment segment improved primarily because of increased sales of more profitable systems products. Other air products continued to experience a decline in gross profit percentage as a result of reduced volume and competitive pressures on pricing. Door products also experienced increased price competition.

Selling, general and administrative expenses increased $184,000. Advertising for electrical appliances increased approximately $1,000,000, primarily for the NuBlend(tm) blender, and legal and incentive plan expenses declined approximately $850,000.

Other income increased $71,000. Income from marketable securities activity declined $422,000 following the planned liquidation at a net gain in 1991 of substantially all of the Company's current marketable securities portfolio, and the resultant elimination of dividend income from such securities. The sale of surplus property and plant resulted in a gain of $554,000 in 1992. Income from a non-refundable escrow deposit of $254,000 was recorded in the prior year.

Income taxes amounted to $1,164,000 and reflected a $780,000 favorable resolution of prior year tax matters. Accordingly, the effective tax rate differs substantially from the statutory rate of 34%. The Company adopted FASB Statement No. 109, "Accounting for Income Taxes." The effect of the adoption of FASB Statement No. 109 on the current year's income tax provision was not significant. However, the cumulative effect of this change to January 1, 1992, resulted in a $942,000 charge to the current year's earnings.

Equity in CTS Corporation
Losses from the equity investment in CTS Corporation amounted to $442,000 which compared unfavorably to income of $650,000 which the Company reported in 1991. The $1,092,000 year to year decrease, equivalent to $.28 per share, in the Company's proportionate share of CTS' operating results was due primarily to CTS' $2,313,000 decline in net income. The Company's equity ownership was 37.2% at year end compared to 37.4% at the end of the previous year. The .2% decline is attributable to common stock issued by CTS in conformity with employee plans.

Discontinued Unconsolidated Affiliate
Equity in the loss of a discontinued unconsolidated affiliate (Farmhand, Inc.) amounted to $20,000 through the date of disposition compared to a loss of $492,000 in the prior year. The loss on disposition of the Company's equity interest in Farmhand amounted to $248,000, or $.06 per share.

Dynamics Corporation of America
Consolidated Balance Sheets
(dollar amounts in thousands)

 As of December 31,                                                             1993       1992
Assets
Current Assets:
 Cash and cash equivalents                                                   $  8,969    $  6,095
 Accounts receivable, less allowances of $531 and $600                         16,287      19,691
 Inventories--Note 2                                                           18,092      21,175
 Other current assets--Note 6                                                   1,897       1,126
 Current assets of discontinued operation--Note 3                               1,408       2,450
 Deferred income taxes                                                          4,542       4,425
                                                                                 ----     -------
   Total Current Assets                                                        51,195      54,962
Property, Plant and Equipment, at cost, less accumulated depreciation and
  amortization--Notes 4 and 8                                                   3,906       4,187
Equity Investment in CTS Corporation--Note 5                                   57,037      57,795
Other Assets--Note 6                                                            1,769       1,469
Deferred Income Taxes                                                           1,457       1,875
                                                                                 ----     -------
   Total Assets                                                              $115,364    $120,288
                                                                                 ====     =======
Liabilities
Current Liabilities:
 Current installments of long-term debt                                      $    400    $    411
 Accounts payable                                                               3,617       5,782
 Accrued expenses and sundry liabilities--Notes 3 and 7                        12,602      14,087
 Federal income taxes payable                                                   2,354       2,353
                                                                                 ----     -------
   Total Current Liabilities                                                   18,973      22,633
Long-term Debt--Note 8                                                            623       1,023
Other Liabilities--Note 9                                                       2,954       3,916
                                                                                 ----     -------
   Total Liabilities                                                           22,550      27,572

Contingencies--Note 15
Stockholders' Equity--Notes 10 and 11
Preferred Stock, par value $1 per share--authorized 894,000 shares--none issued
Series A Participating Preferred Stock, par value $1 per share--authorized
  106,000 shares--none issued
Common Stock, par value $.10 per share--authorized 10,600,000; outstanding
  3,889,751 and 3,903,035 shares                                                  389         390
Paid-in Additional Capital                                                     11,451      11,573
Retained Earnings                                                              81,125      81,015
Deferred Compensation                                                            (151)       (262)
                                                                                 ----     -------
   Total Stockholders' Equity                                                  92,814      92,716
                                                                                -----     -------
   Total Liabilities and Stockholders' Equity                                $115,364    $120,288
                                                                              =======     =======

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Operations
(dollar amounts in thousands, except per share data)

 For the Years ended December 31,                                    1993      1992       1991
Net sales                                                         $101,329  $110,243    $111,962
Cost of sales                                                       76,526    79,776      84,072
                                                                    ------    ------     -------
Gross profit                                                        24,803    30,467      27,890
Selling, general and administrative expenses                        24,071    26,170      25,986
                                                                    ------    ------     -------
                                                                       732     4,297       1,904
Other income, net--Note 12                                             943       642         571
                                                                    ------    ------     -------
Income from continuing operations before items shown below           1,675     4,939       2,475
Income tax charge (benefit)--Note 13                                   617     1,164        (105)
                                                                    ------    ------     -------
Income from continuing operations before equity in CTS
  Corporation                                                        1,058     3,775       2,580
Income (loss) from equity investment in CTS Corporation, net of
  income tax charges of $52, $87 and $99                             1,619      (442)        650
                                                                    ------    ------     -------
Income from continuing operations                                    2,677     3,333       3,230
                                                                              ------     -------
Discontinued operations:

 Equity in loss of discontinued unconsolidated affiliate,
   net of income tax benefits of $13 and $309                                    (20)       (492)
 Loss on disposition of unconsolidated affiliate, net of
   income tax benefit of $169--Note 6                                            (248)
 Operating losses of discontinued division, net of income tax
   benefit of $739--Note 3                                                                (1,393)
 Provision for disposition of discontinued division, net of
 income tax benefit of $1,322--Note 3                                                     (2,678)
                                                                              ------     -------
Loss from discontinued operations                                               (268)     (4,563)
                                                                    ------    ------     -------
Income (loss) before changes in accounting methods                   2,677     3,065      (1,333)
Equity in CTS' cumulative effect to January 1, 1993 of changes
  in accounting methods--Note 5                                     (1,716)
Cumulative effect to January 1, 1992 of change in accounting for
  income taxes--Note 13                                                         (942)
                                                                    ------    ------     -------
Net income (loss)                                                   $  961   $ 2,123    ($ 1,333)
                                                                    ======   =======     =======
Income (loss) per common share:
 Continuing operations                                                $.68      $.85        $.83
 Discontinued operations                                                        (.07)      (1.17)
 Equity in CTS' cumulative effect to January 1, 1993
   of changes in accounting methods                                   (.44)
 Cumulative effect to January 1, 1992 of change in accounting
   for income taxes                                                             (.24)
                                                                      ----      ----       -----
 Net income (loss)                                                    $.24      $.54       ($.34)
                                                                      ====      ====       =====

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Stockholders' Equity
(dollar amounts in thousands)
For the Years ended December 31, 1993, 1992 and 1991

                                                   Common                 Paid-in                                Total
                                                   shares       Par    additional  Retained     Deferred  stockholders'
                                              outstanding*     value      capital  earnings  compensation       equity
                                               ----------    -------    --------    ------    ----------   -----------
Balance at December 31, 1990                    3,879,666       $388      $11,313   $81,881       ($415)       $93,167
Shares issued and issuable from treasury
  pursuant to benefit plans and other              44,861          4          559                  (328)           235
Shares acquired for treasury                          (43)                               (1)                        (1)
Amortization of deferred compensation and
  related tax charges                                                         (55)                  317            262
Net loss                                                                             (1,333)                    (1,333)
Cash dividends ($.20 per share)                                                        (781)                      (781)
                                                ---------        ---       ------    ------      ------        -------
Balance at December 31, 1991                    3,924,484        392       11,817    79,766        (426)        91,549
Shares issued and issuable from treasury
  pursuant to benefit plans                         2,303                      17                                   17
Shares acquired for treasury and pursuant
  to stock plans                                  (23,752)        (2)        (207)      (91)         19           (281)
Amortization of deferred compensation and
  related tax charges                                                         (54)                  145             91
Net income                                                                            2,123                      2,123
Cash dividends ($.20 per share)                                                        (783)                      (783)
                                                ---------        ---       ------    ------      ------        -------
Balance at December 31, 1992                    3,903,035        390       11,573    81,015        (262)        92,716
Shares issued and issuable from treasury
  pursuant to benefit plans and other               3,727          1           65                   (32)            34
Shares acquired for treasury and pursuant
  to stock plans                                  (17,011)        (2)        (183)      (70)         58           (197)
Amortization of deferred compensation and
  related tax charges                                                          (4)                   85             81
Net income                                                                              961                        961
Cash dividends ($.20 per share)                                                        (781)                      (781)
                                                ---------       ----       ------    ------      ------           ----
Balance at December 31, 1993                    3,889,751       $389      $11,451   $81,125       ($151)       $92,814
                                                =========       ====       ======    ======      ======       ========

*Net of shares held in treasury--3,285,410, 3,272,126, and 3,250,677 voting shares at December 31, 1993, 1992 and 1991, respectively. The cumulative cost of treasury shares at December 31, 1993 amounted to approximately $34,400. Includes non-voting shares outstanding of 4,810 at December 31, 1993.

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Cash Flows
(dollar amounts in thousands)

 For the Years ended December 31,                                       1993          1992           1991
Operating activities:
 Net income (loss)                                                    $   961       $ 2,123        ($1,333)
 Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                        1,227         1,190          1,179
   Deferred income taxes                                                  301         1,141         (2,921)
   Increase (decrease) in allowance for net unrealized losses
     on marketable securities                                            (180)           46            269
   Net realized losses on current marketable securities                   121
   Purchases of marketable securities, net                               (534)
   Loss from equity investments in unconsolidated
    affiliates before income taxes                                         45           388             52
   Loss on disposition of unconsolidated affiliate
     before income tax benefit                                                          417
   Dividends from CTS                                                     767         1,271          1,439
   Gain on sale of property                                                            (554)
   Issuance of Company Common Stock                                        34            17            235
   Increase (decrease) in other liabilities                              (962)          952          2,439
   Decrease (increase) in other assets                                   (347)           82            209
   Other, net                                                              85            91            262
   Changes in operating assets and liabilities:
    Decrease (increase) in accounts receivable                          3,404        (2,442)         2,265
    Decrease (increase) in inventories                                  3,083          (670)         3,205
    Decrease (increase) in other current assets                          (178)          129            592
    Decrease in accounts payable, accrued expenses and
      sundry liabilities                                               (3,704)       (3,156)        (2,274)
    Increase (decrease) in Federal income taxes payable                     1          (439)          (231)
   Decrease (increase) in current assets of discontinued
    operation                                                           1,042        (1,277)         2,226
                                                                       ------        ------         ------
 Net cash provided by (used in) operating activities                    5,166          (691)         7,613
                                                                       ------        ------         ------
Investing activities:
 Sales of marketable securities, net                                                                 1,801
 Purchases of property, plant and equipment                              (929)         (973)          (994)
 Purchases of property, plant and equipment for discontinued
  operation                                                                                            (54)
 Proceeds from sale of property                                                         966
 Proceeds from disposition of unconsolidated affiliate                                1,700
 Proceeds from note receivable                                             47             2
                                                                       ------         -----          -----
 Net cash provided by (used in) investing activities                     (882)        1,695            753
                                                                       ------         -----          -----
Financing activities:
 Principal payments under lines of credit, capital lease
  obligations and mortgages                                              (432)         (406)        (3,576)
 Borrowings under lines of credit                                                                    1,200
 Purchases of treasury stock                                             (197)         (281)            (1)
 Dividends paid                                                          (781)         (783)          (781)
                                                                       ------        ------         ------
 Net cash used in financing activities                                 (1,410)       (1,470)        (3,158)
                                                                       ------        ------         ------
Increase (decrease) in cash and cash equivalents                        2,874          (466)         5,208
Cash and cash equivalents at beginning of year                          6,095         6,561          1,353
                                                                       ------        ------         ------
Cash and cash equivalents at end of year                              $ 8,969       $ 6,095        $ 6,561
                                                                       ======       =======        =======

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Significant Accounting Policies

(a) The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Investments in unconsolidated affiliates are accounted for by the equity method of accounting. All material intercompany transactions and accounts have been eliminated in consolidation.

(b) Revenues are reported on contracts, principally government related, based on the proportion of units completed to units contracted. Costs related to such revenues are based on estimated average costs for units contracted.

(c) Inventories are stated at the lower of cost or market. Inventory costs have been determined by the last-in, first-out (LIFO) method for approximately 42% (1993) and 40% (1992) of inventories, excluding inventories subject to progress billings under contracts. Costs for other inventories have been determined principally by the first-in, first-out (FIFO) method.

(d) Depreciation is computed on the straight-line and declining balance methods over the estimated useful lives of assets.

(e) Realized gain or loss on the sale of marketable securities is determined using specific cost identification. In 1993, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the impact of which was not significant. The Company's current marketable securities are considered trading securities.

(f) Research and development costs are expensed as incurred and amounted to $1,252,000 (1993), $1,203,000 (1992) and $1,041,000 (1991).

(g) Per share data is based upon the weighted average number of common and common equivalent shares outstanding during the periods.

(h) For purposes of the Consolidated Statements of Cash Flows, the Company considers all investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

(i) In 1993, the Company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits," the impact of which was not significant.

Note 2: Inventories

                                    1993        1992
                                     (in thousands)
Raw materials and supplies        $ 7,251     $ 7,019
Work in process                     6,426       7,966
Finished goods                      4,076       4,585
                                   ------      -------
                                   17,753      19,570
                                   ------      -------
Inventories subject to
  progress billings                 1,189       2,603
Progress billings                    (850)       (998)
                                   ------      -------
                                      339       1,605
                                   ------      -------
                                  $18,092     $21,175
                                   ======      =======

The excess of current replacement cost over LIFO cost of inventories amounted to $950,000 (1993) and $863,000 (1992).

The United States Government has liens on substantially all inventories subject to progress billings.

Notes to Consolidated
Financial Statements (continued)

Note 3: Discontinued Operation--
Fermont Division
The Company determined to discontinue operations at its Fermont Division, a manufacturer of electrical power systems for government and commercial markets, effective as of September 30, 1991, and put the assets and business up for sale. In conjunction with the discontinuance, the Company recorded a provision for disposition of $5,600,000 for costs estimated to be incurred prior to Fermont's disposition, including $3,629,000 for operating losses during the phaseout period. The provision for disposition in the Consolidated Statement of Operations in 1991 was reduced by $1,600,000 before taxes for the favorable settlement of a court action involving a contract for the sale of 60 KW engine generator sets to the Government. Fermont's sales for the years ended December 31, 1993, 1992 and 1991 were $5,248,000, $14,655,000, and $5,257,000, respectively.

The Company will fulfill all contractual obligations of Fermont, including its obligations under its contract with the U.S. Government to supply 3 KW engine generator sets, currently projected to be completed in 1996, unless a buyer for the business assumes performance of its contracts. The Company has submitted a proposed change order to the Government seeking several million dollars in equitable compensation for delay damages and added costs of obtaining first article approval of the prototype 3KW generator sets and for related matters (see Note 15).

Current assets of the discontinued operation consist primarily of accounts receivable and inventories. Accounts payable and accrued expenses and sundry liabilities include $822,000 and $944,000 at December 31, 1993 and 1992, respectively, related to the division's operations.

Note 4: Property, Plant and Equipment (in thousands)

                                                   1993                              1992
                                                  -------                          -------
                                       Fixed     Capital                Fixed      Capital
          Classification               Assets     Leases     Total      Assets     Leases      Total
- ----------------------------------     ------     ------     ------     ------     ------      ------
Land and improvements                 $   983               $   983    $   983                $   983
Buildings and improvements              8,979     $2,270     11,249      8,987     $2,270      11,257
Machinery, equipment, furniture
  and fixtures                         21,768        651     22,419     21,070        739      21,809
Leasehold improvements                    507                   507        474                    474
                                       ------     ------     ------     ------     ------      ------
                                       32,237      2,921     35,158     31,514      3,009      34,523
Less accumulated depreciation and
  amortization                         28,802      2,450     31,252     27,951      2,385      30,336
                                       ------     ------     ------     ------     ------      ------
                                      $ 3,435     $  471    $ 3,906    $ 3,563     $  624     $ 4,187
                                       ======     ======     ======     ======     ======      ======


Note 5: Equity Investment in CTS Corporation

The Company's holdings aggregated 1,920,900 shares of CTS Corporation ("CTS") common stock at December 31, 1993 and 1,918,100 shares at December 31, 1992 and 1991. The Company's equity ownership in CTS was 37.3%, 37.2% and 37.4% at December 31, 1993, 1992 and 1991, respectively. Included in Accounts Payable at December 31, 1993 was $54,000 for purchases of CTS common stock.

The market value of the Company's investment in CTS amounted to $37,938,000 and $33,567,000 at December 31, 1993 and 1992, respectively. The market value of the Company's investment in CTS on February 22, 1994 amounted to $42,780,000, on holdings of 1,922,700 shares. Under the Control Share Acquisitions Chapter of the Indiana Business Corporation Law, 1,020,000 of the Company's shares of CTS stock presently have no voting rights.

The excess of the carrying amount of the Company's investment over the underlying equity in the net assets of CTS, net of accumulated amortization of $6,690,000, amounted to $13,879,000 at December 31, 1993 and is being amortized over twenty-five years using the straight-line method ($772,000 in 1993). At December 31, 1993, dividends paid by CTS to the Company exceeded the Company's aggregate share of CTS' net income by $1,563,000.

CTS operates primarily in one business segment, electronic and electromechanical components and subsystems, in worldwide markets. Summarized financial information derived from CTS' 1993 Annual Report to Stockholders follows:

                             Year Ended December 31,
                          -------------------------------
                           1993       1992        1991
                          ------     ------       -------
                                  (in thousands)
Net sales               $236,979    $227,391    $229,536
                         =======     =======     =======
Gross earnings          $ 47,344    $ 41,101    $ 40,418
                         =======     =======     =======
Earnings before
  cumulative effect
  of changes in
  accounting
  principles            $  6,570    $  1,901    $  4,214
Cumulative effect of
  accounting
  change--postretirement
  benefits                (5,096)
Cumulative effect of
  accounting
  change--income
  taxes                      482
                          ------     ------       -------
Net earnings            $  1,956    $  1,901     $  4,214
                          ======     ======       =======
Current assets          $ 97,266    $ 87,376     $ 91,493
                          ======     ======       =======
Noncurrent assets       $ 87,798    $ 83,397     $ 84,868
                          ======     ======       =======
Current liabilities     $ 49,888    $ 37,262     $ 39,569
                          ======     ======       =======
Noncurrent
  liabilities           $ 15,973    $ 14,139     $ 14,307
                          ======     ======       =======
Stockholders' equity    $119,203    $119,372     $122,485
                          ======     ======       =======

The Company recognized its proportionate share, in accordance with the equity method of accounting, of CTS' net charge from its adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," a charge of $1,896,000, or $.49 per share, and FASB Statement No. 109, "Accounting for Income Taxes," a credit of $180,000, or $.05 per share. These onetime, non-cash accounting changes were adopted by CTS in the first quarter of 1993 as cumulative effects to January 1, 1993.

CTS is required to file annual and other reports, including audited annual financial statements, with the Securities and Exchange Commission and such reports and statements are available for review at the offices of the Securities and Exchange Commission in Washington, D.C. The Company has relied on CTS' financial information to compile its financial statements.

Notes to Consolidated
Financial Statements (continued)

Note 6: Other Assets

Other Current Assets
Other current assets include marketable equity securities at market of $687,000 (1993) and $95,000 (1992), with a cost basis of $2,115,000 (1993)
and $1,702,000 (1992).

                                   1993        1992
                                   (in thousands)
Other Assets
Note receivable from sale of
  investment in Farmhand         $  404      $  451
Property, plant and
  equipment--
  discontinued division             208         328
Cash surrender value of life
  insurance                       1,157         690
                                 ------      ------
                                 $1,769      $1,469
                                 ======      ======

The Company's investment in Farmhand, a privately held farm and other equipment manufacturer, was sold in December, 1992, in exchange for $1,700,000 in cash and a $500,000 note, at six percent interest per annum, payable quarterly through 2009. The current portion of the note is included in Other Current Assets.

Note 7: Accrued Expenses and Sundry Liabilities

                                      1993        1992
                                      (in thousands)
Salaries, wages, commissions
  and employee benefits            $ 2,680     $ 3,569
Taxes, other than Federal
  income taxes                       1,183       1,330
Advertising                            495         700
Insurance                              616         880
Customer contract claims,
  including price adjustments
  and refunds                        2,800       2,800
Advances from customers                448         478
Warranties                           1,182       1,672
Discontinued division                1,350       1,334
Other                                1,848       1,324
                                    ------      ------
                                   $12,602     $14,087
                                    ======      ======

Note 8: Long term Debt and Credit Facilities

Long-term Debt

                                      1993        1992
                                      (in thousands)
Industrial revenue bonds, 7.35%
  payable through 1994              $  108      $  215
Mortgage notes, 9% payable
  through 1996                         171         239
Obligations under capital
  leases                               744         980
                                    ------      ------
                                     1,023       1,434
Less current portion                   400         411
                                    ------      ------
                                    $  623      $1,023
                                    ======      ======

The industrial revenue bonds and mortgages are collateralized by land, buildings and improvements having a net book value of $339,000 at December 31, 1993.

Capital leases generally provide that the Company pay property taxes and operating costs. Certain capital leases contain renewal and/or purchase options.

Minimum lease payments under capital leases total $1,074,000, including $330,000 representing interest. Minimum lease payments in each year for the next five years are: $277,000, $166,000, $80,000, $50,000 and $45,000. The
present value of the current portion of such payments is $218,000 at December 31, 1993.

The aggregate principal payments of long-term debt (excluding capital leases) for the next three years are: $182,000, $82,000 and $15,000.

The Company leases real estate and equipment under operating leases. Certain of the leases contain renewal options and escalation clauses relating to taxes and maintenance. Rental expense amounted to $676,000, $711,000 and $773,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

Minimum lease payments under operating leases total $1,947,000. Minimum lease payments in each year for the next five years are: $477,000, $321,000, $272,000, $224,000 and $185,000.

Interest payments amounted to $118,000, $148,000 and $181,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

Notes to Consolidated
Financial Statements (continued)

Credit Facilities
The Company has a Revolving Credit Agreement with banks which provides a line of credit of up to $27,000,000 through September 30, 1994 at the lower of the prime rate or other rate options available at the time of borrowing. The Company pays a commitment fee of 3/8% based on the unused portion of the line. The Agreement provides that, at the option of the Company, the principal outstanding at September 30, 1994 may be converted to a four year term loan, with interest at the lower of 1/4% over the prime rate or other rate options, payable in equal semi-annual principal installments. The Agreement contains restrictions which, among other things, require the Company to have income from continuing operations before equity in the operating results of unconsolidated affiliates for the year and in at least one of any two consecutive fiscal quarters. The Agreement requires maintenance of certain financial ratios and contains other restrictive covenants, including a restriction on dividends.

The Company also has an uncommitted line of credit with a bank amounting to $10,000,000. The Company does not pay any fee for the uncommitted line and therefore the availability of the line is at the discretion of the bank.

Outstanding letters of credit, principally related to imports and bid and performance bond obligations, amounted to $6,039,000 at December 31, 1993.

Note 9: Other Liabilities

                             1993        1992
                               (in thousands)
  Accrued pension cost      $2,145      $1,680
  Discontinued division        809       2,236
                             ------      -----
                            $2,954      $3,916
                             ======      =====

Note 10: Stockholders' Equity

1980 Restricted Stock and Cash Bonus Plan
The Plan, prior to amendment, provided for the discretionary award or sale of up to 400,000 shares of common stock to key executives. The shares awarded or sold are subject to restrictions against transfer as well as repurchase rights of the Company which, in effect, provide for the lapse of restrictions at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the date said restrictions lapse in the case of an award, or the excess of the fair market value thereof as of such date over the original purchase price if the shares were purchased, with a limit upon the total bonuses paid to any participant during the 5-year period of twice the fair market value of the shares on the date of award or sale. The Plan was amended in 1988 to make additional shares available for issuance to replenish the Plan for shares awarded since its inception. At December 31, 1993, 1992, and 1991, 370,500, 368,700 and 367,900 shares, respectively, were available for award or sale under the Plan.

In addition to the shares issued and amortization of deferred compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued bonuses of $58,000 (1993), $146,000 (1992) and $178,000 (1991) and
reacquired (at no cost) through forfeitures 3,800 (1993) and 800 (1992) previously issued restricted shares pursuant to the Plan.

1986 Stock Plan for Outside Directors
The Plan provides for a portion of outside directors' compensation to be deferred and to be paid in shares of the Company's common stock upon a director's retirement, disability or death. Under the Plan, common stock units (payable in shares of the Company's common stock on a one-for-one basis) are credited to the directors based on their service as outside directors each year. Common stock units of 449 (1993), 351 (1992) and 462
(1991) were credited to the outside directors. In 1992, 1,251 shares were distributed under the Plan to a deceased director's estate. The total number of units in the Plan is 4,027 at December 31, 1993.

Note 11: Preferred Stock Purchase Rights
In 1986 the Company declared a distribution to shareholders of record on February 14, 1986 of one preferred stock purchase right for each outstanding share of the Company's voting and non-voting common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of a newly created series of participating preferred stock at an exercise price of $80. The rights become exercisable ten days after a public announcement that a party or group has acquired or obtained the right to acquire 20% or more of the Company's common stock in a transaction not previously approved by the Board of Directors of the Company, or after commencement or public announcement of a tender offer for 25% or more of the Company's common stock. The rights, which are non-voting, expire on February 14, 1996 unless

Notes to Consolidated
Financial Statements (continued)

extended and may be redeemed by the Company at a price of $.05 per right at any time prior to their expiration or prior to the acquisition by a party or group of 20% of the Company's common stock, unless approved by the Board of Directors. The participating preferred stock to be purchased upon exercise of the rights will be nonredeemable.

In the event the Company is acquired in a merger or other business combination transaction after the rights become exercisable, provision shall be made so that each holder of a right shall have the right to receive, upon exercise thereof and payment of the then current exercise price, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right. If the Company is the surviving company, each holder would have the right to receive for the then current exercise price preferred stock of the Company with a market value of two times the exercise price.

Note 12: Other Income, Net

                              1993       1992        1991
                                     (in thousands)
Income (Expense):
Interest:
 Income                      $  181     $ 123       $ 108
 Expense                       (118)     (148)       (180)
                             ------     -----       -----
                                 63       (25)        (72)
Dividend income                  27                    72
Net gains (losses) on
  current marketable
  securities:
  Realized on sales            (121)                  573
  Change in   unrealized
   loss                         180       (46)       (269)
Royalty income                1,207       244         226
Gain on sale of property                  554
Division sale
  termination fee                                     254
Restructuring costs,
  principally severance        (470)
Other, net                       57       (85)       (213)
                             ------     -----       -----
                             $  943     $ 642       $ 571
                             ======     =====       =====

Note 13: Income Taxes
Income tax charge (benefit) from continuing operations consists of:

                              1993       1992        1991
                                     (in thousands)
Current income taxes:
 Federal                      $211      $  199      $ 302
 State                          77         276        319
                              ----       -----      -----
                               288         475        621
                              ----      -----       -----
Deferred income tax
  charges (credits):
 Federal                       204         563       (618)
 State                         125         126       (108)
                              ----      ------      -----
                               329         689       (726)
                              ----      ------      -----
                              $617      $1,164      ($105)
                              ====      ======      =====

Deferred income tax charges (credits) result from the following:

                             1993        1992        1991
                                    (in thousands)
Inventory                   ($572)      ($167)      $ 304
Employee benefits             (94)       (167)       (392)
Discontinued operations,
  restructuring and
  customer contract
  adjustments                 438         632        (468)
Warranties                    152        (176)        148
Patent infringement
  judgment                                471        (159)
Deferred income               372
Other, net                     33          96        (159)
                             ----        ----       -----
                             $329        $689       ($726)
                             ====        ====        ====

A reconciliation of the Federal statutory rate to the Company's consolidated effective tax rate for continuing operations follows:

                             1993        1992        1991
Statutory rate               34.0%       34.0%       34.0%
State income taxes, net
  of Federal income tax
  benefit                     8.0         5.4         2.2
Resolution of prior
  years tax matters                     (15.8)      (41.0)
Employee benefits            (3.9)
Foreign tax credits          (3.4)
Other, net                    2.1                      .6
                             ----        ----       -----
                             36.8%       23.6%       (4.2%)
                             ====        ====       =====


 Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                   1993        1992
                                    (in thousands)
Deferred tax assets:
 Warranty reserve                 $  504      $  655
 Bad debt allowance                  195         210
 Uniform cost capitalization
   and inventory valuation
   allowances                      1,820       1,247
 Employee benefit plans            1,690       1,452
 Investments                         470         469
 Reserve for discontinued
  division                           875       1,453
 Reserve for customer
  contract  claims                   624         630
 Depreciation                        375         420
 Other, net                          272         190
                                   -----       -----
                                   6,825       6,726
 Valuation allowance for
   deferred tax assets              (335)       (314)
                                   -----       -----
  Total deferred tax assets        6,490       6,412
                                   -----       -----
Deferred tax liabilities:
 Deferred income                    (372)
 Other, net                         (119)       (112)
                                   -----       -----
Total deferred tax
  liabilities                       (491)       (112)
                                   -----       -----
Net deferred tax assets           $5,999      $6,300
                                   =====       =====

Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." The effect of the adoption of FASB Statement No. 109 on the 1992 income tax provision was not significant. However, the cumulative effect of this change to January 1, 1992 resulted in a $942,000 charge to 1992 earnings.

Income tax payments, net of refunds, amounted to $302,000, $1,329,000 and $187,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

Note 14: Employee Benefit Plans
The Company has a noncontributory defined benefit retirement plan covering substantially all of its employees. The benefits are based on the employee's years of service and career average compensation. Pension costs are generally funded to the extent of tax deductible amounts. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the forthcoming year. The Company also contributes to a multi-employer plan, which provides defined benefits, as required by collective bargaining agreements.

A summary of the components of net periodic pension cost of the defined benefit plan and the total contributions charged to pension expense for the multi-employer plan follows:

                             1993        1992        1991
                                    (in thousands)
Defined benefit plan:
 Service cost--benefits
   earned during the
   period                   $   628    $   726     $   612
 Interest cost on
   projected benefit
   obligation                 1,402      1,346       1,305
 Actual return on plan
   assets                    (2,085)    (1,780)     (1,607)
 Net amortization and
   deferral                     520        346         231
                             ------     ------     -------
Net pension charges for
  defined benefit plan          465        638         541
Multi-employer plan             294        299         294
                             ------     ------     -------
Net periodic pension
  cost                      $   759    $   937     $   835
                             ======     ======     =======

Net periodic pension cost for the defined benefit plan includes $87,000
(1993), $105,000 (1992) and $138,000 (1991) charged against accrued expenses of the discontinued Fermont division. Net periodic pension cost for the defined benefit plan for 1992 includes $83,000 of additional charges under FASB Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," relating to an early retirement offer at one of the Company's divisions.

Assumptions used in accounting for the defined benefit plan as of December 31 were:

                             1993        1992        1991
Discount rate                7.50%       7.75%       7.75%
Rate of increase in
  compensation levels        5.0 %       5.0 %       5.0 %
Expected long-term rate
  of return on assets        9.0 %       9.0 %       9.0 %

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets

Notes to Consolidated
Financial Statements (continued)

at December 31, 1993 and 1992 for the Company's defined benefit pension plan:

                                      1993          1992
                                         (in thousands)
Actuarial present value of
  benefit obligations:
 Accumulated benefit
   obligation, including vested
   benefits of $16,744 and
   $15,010                          ($18,681)     ($17,112)
 Effect of salary projections         (1,463)       (1,529)
                                      ------        ------
 Projected benefit obligation
  for service rendered to date       (20,144)      (18,641)
Plan assets at fair value             17,257        16,095
                                      ------        ------
Projected benefit obligation in
  excess of plan assets               (2,887)       (2,546)
Unrecognized net loss from past
  experience different from
  assumed and effect of changes
  in assumptions                       2,497         2,974
Prior service cost not yet
  recognized in net periodic
  pension cost                           317           354
Unrecognized net asset
  remaining from initial
  application of FASB Statement
  No. 87                              (2,072)       (2,462)
                                     -------        ------
Accrued pension cost                ($ 2,145)      ($1,680)
                                     =======        ======

The 1993 change in the discount rate from 7.75% to 7.50% resulted in a $689,000 increase in the projected benefit obligation. Plan assets are invested in cash equivalents, guaranteed investment contracts, and equity stocks, including common stock of the Company having a market value of $1,500,000 and $1,300,000 at December 31, 1993 and 1992, respectively.

Information concerning the Company's share of related estimated plan benefits and assets is not available for the multi-employer plan.

The Company has a Savings and Investment Plan for all employees not covered by collective bargaining agreements, which qualifies as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The Company's contributions under the Plan are based on specified percentages of employee contributions and were $342,000 (1993), $316,000 (1992) and $578,000 (1991).

Note 15: Contingencies

The Company is a supplier to the United States Government under contracts and subcontracts on which there are cost allocation, cost allowability and compliance issues under examination by various agencies or departments of the Federal government. In the course of the resolution of these issues, the Company may be required to adjust certain prices or refund certain payments on its government contracts and subcontracts. The Company believes that any such price adjustments or refunds will not have a materially adverse effect on the financial position of the Company.

In April, 1992, the Company submitted a proposed change order to the Government seeking several million dollars in equitable compensation for constructive changes made by the Government to a contract for the supply of 3KW generator sets to be manufactured by the Company's discontinued Fermont division. The Company is not able to predict the outcome of its proposed change order at this time. The Government has executed a contract modification to continue prototype testing of the 3KW generator set which resumed in September 1993. Negotiations on a possible settlement of the proposed change order, which commenced in late May 1993, have recently resumed after a delay by the Government.

The Company has been notified by the U.S. Environmental Protection Agency ("EPA") that it is a Potentially Responsible Party ("PRP") regarding hazardous waste cleanup at a non-Company site in Connecticut and at a Company site in California. Certain of the PRPs at the Connecticut site have agreed with the EPA to fund a feasibility study at the site and have sued the Company and other PRPs who have not agreed to share the costs. A property owner neighboring the Company site in California has sued the Company and others for allegedly causing contamination at the neighbor's property. In addition, the Company has received notice from a state environmental agency that it is a PRP with respect to a non-Company site in Pennsylvania, and is also a defendant in two lawsuits seeking contribution towards the Superfund cleanup costs relating to two other non-Company sites in that state. Based upon its knowledge of the extent of the Company's exposure and current statutes, rules and regulations, management believes that the anticipated costs resulting from claims and proceedings with respect to the above mentioned sites, including remediation, the extent and cost of which are presently unknown, will not materially affect the financial position of the Company.

With respect to other claims and actions against the Company, it is the opinion of Management that they will not have a material effect on the financial position of the Company.

Note 16: Industry Segments:
See Financial Information About Industry Segments on pages 22 and 23 of this report.

 Note 17: Quarterly Financial Data (Unaudited):
(dollar amounts in thousands, except per share data)

                                                      Three months ended                                    Year
                               March 31           June 30         September 30       December 31
                            ---------------   ---------------    ---------------   ---------------     ----------------
1993
Net sales                        $25,591           $25,719            $24,241           $25,778            $101,329
                                 =======           =======            =======           =======            ========
Gross profit                     $ 6,731           $ 6,516            $ 5,764           $ 5,792            $ 24,803
                                 =======           =======            =======           =======            ========
Income from continuing
  operations                     $   618           $   727            $   233           $ 1,099(b)         $  2,677
                                 =======           =======            =======           =======            ========
Net income (loss)               ($ 1,098)(a)       $   727            $   233           $ 1,099            $    961
                                 =======           =======            =======           =======            ========
Income (loss) per share:
 Income from continuing
   operations                    $   .16           $   .18            $   .06           $   .28(b)         $    .68
                                 =======           =======            =======           =======            ========
 Net income (loss)              ($   .28)(a)       $   .18            $   .06           $   .28            $    .24
                                 =======           =======            =======           =======            ========
1992
Net sales                        $24,076           $27,528            $28,252           $30,387            $110,243
                                 =======           =======            =======           =======            ========
Gross profit                     $ 6,613           $ 7,808            $ 7,745           $ 8,301            $ 30,467
                                 =======           =======            =======           =======            ========
Income from continuing
  operations                     $   545 (c)       $   793            $   679           $ 1,316(e)         $  3,333
                                 =======           =======            =======           =======            ========
Net income (loss)               ($   359)(d)       $   788            $   667           $ 1,027(f)         $  2,123
                                 =======           =======            =======           =======            ========
Income (loss) per share:
 Income from continuing
   operations                       $.14 (c)          $.20               $.18             $.33(e)              $.85
                                    ====              ====               ====             ====                 ====
 Net income (loss)                 ($.09)(d)          $.20               $.17             $.26(f)              $.54
                                    ====              ====               ====             ====                 ====

(a) The Company recognized its proportionate share, in accordance with the equity method of accounting, of CTS' net charge from its adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," a charge of $1,896 ($.49 per share), and FASB Statement No. 109, "Accounting for Income Taxes," a credit of $180 ($.05 per share). These onetime, non-cash accounting changes were adopted by CTS as cumulative effects to January 1, 1993.

(b) Increased by $608 ($.16 per share) from initial royalty under a technology transfer agreement. Includes a charge of $286 ($.07 per share) for restructuring costs, principally severance.

(c) Increased by $349 ($.09 per share) from the sale of property.

(d) Includes a charge of $942 ($.24 per share) for the cumulative effect to January 1, 1992 of a change in the Company's method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes."

(e) Increased by $780 ($.20 per share) for resolution of prior years tax matters.

(f) Includes a charge of $248 ($.06 per share) for the loss on disposition of the Company's equity investment in Farmhand, Inc.

Report of Ernst & Young, Independent Auditors

(LOGO OF ERNST & YOUNG)
1111 Summer Street
Stamford, Connecticut 06905
Phone: 203 326 8200
Fax: 203 358 9644

To the Board of Directors and Stockholders of Dynamics Corporation of America

We have audited the accompanying consolidated balance sheets of Dynamics Corporation of America as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of CTS Corporation (a corporation in which the Company had a 37.3% interest at December 31, 1993) have been audited by other auditors whose report, which included an explanatory paragraph for CTS Corporation's accounting changes discussed in Note 5 to these consolidated financial statements, has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for CTS Corporation, it is based solely on their report.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynamics Corporation of America at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 13 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes. As discussed in
Note 5 to the consolidated financial statements, in 1993 CTS Corporation changed its method of accounting for income taxes and post-retirement health care and life insurance benefits.

(Signature of Ernst & Young)

February 22, 1994

Selected Financial Data
(amounts in thousands, except share data)

 Year ended December 31,                      1993               1992              1991               1990           1989
Net sales                                   $  101,329       $  110,243        $  111,962         $  110,306      $  116,792
                                            ==========       ==========        ==========         ==========      ==========
Gross profit                                $   24,803       $   30,467        $   27,890         $   27,146      $   27,050
                                            ==========       ==========        ==========         ==========      ==========
   Income (loss) from continuing operations
  before equity in CTS                      $    1,058(a)    $    3,775(c)     $    2,580(f)      $    1,559(h)          ($2)(i)
Income (loss) from equity investment in
  continuing operations of CTS                   1,619             (442)              650                893           2,586
                                            ----------       ----------        ----------         ----------      ----------
Income from continuing operations                2,677            3,333             3,230              2,452           2,584
Loss from discontinued division                                                    (4,071)(g)         (1,550)           (455)

Equity in income (loss) of discontinued
 unconsolidated affiliate                                           (20)             (492)               201             225
Loss on disposition of unconsolidated
  affiliate                                                        (248)(d)
Equity in CTS' cumulative effect to January
  1, 1993 of changes in accounting methods      (1,716)(b)
Cumulative effect to January 1, 1992 of
  change in accounting for income taxes                            (942)(e)
                                            ----------       ----------        ----------         ----------      ----------
Net income (loss)                           $      961       $    2,123           ($1,333)        $    1,103      $    2,354
                                            ==========       ==========        ==========         ==========      ==========
Average common shares outstanding            3,902,164        3,915,224         3,914,312          3,914,682       4,026,207
                                            ==========        =========        ==========         ==========      ==========
Amounts per common share:
 Income from continuing operations                $.68             $.85              $.83               $.63            $.64
                                                  ====             ====              ====               ====            ====
 Net income (loss)                                $.24             $.54             ($.34)              $.28            $.58
                                                  ====             ====              ====               ====            ====
 Cash dividends                                   $.20             $.20              $.20               $.20            $.20
                                                  ====             ====              ====               ====            ====
 Stockholders' equity (j)                       $23.86           $23.75            $23.33             $24.01          $23.72
                                                ======           ======            ======             ======          ======
Total assets                                $  115,364       $  120,288        $  122,020         $  125,999      $  127,345
                                            ==========       ==========        ==========         ==========      ==========
Long-term debt                              $      623       $    1,023        $    1,313         $    1,625      $    1,927
                                            ==========       ==========        ==========         ==========      ==========

(a) Increased by $608 ($.16 per share) from initial royalty income under a technology transfer agreement. Includes a charge of $286 ($.07 per share) for restructuring costs, principally severance.

(b) The Company recognized its proportionate share, in accordance with the equity method of accounting, of CTS' net charge from its adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," a charge of $1,896 ($.49 per share), and FASB Statement No. 109, "Accounting for Income Taxes," a credit of $180 ($.05 per share). These onetime, non-cash accounting changes were adopted by CTS as cumulative effects to January 1, 1993.

(c) Increased by $780 ($.20 per share) for resolution of prior years tax matters and $349 ($.09 per share) from the sale of property.

(d) Loss on disposition of the Company's equity investment in Farmhand Inc. ($.06 per share).

(e) Cumulative effect to January 1, 1992 of a change in the Company's method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes" ($.24 per share).

(f) Includes income from a resolution of prior years' tax matters of $1,015 ($.26 per share) and from a nonrefundable escrow deposit of $155 ($.04 per share) from the decision by Halton OY of Finland not to proceed with the purchase of the Company's Anemostat Division.

(g) Includes a charge of $2,678 ($.68 per share) for estimated operating losses and costs during the phaseout period of the Company's Fermont Division.

(h) Increased by $448 ($.12 per share) from the reversal of an overaccrual in the prior year for a consumer product line restructuring and related product discontinuance and $277 ($.07 per share) from interest income on refunds of Federal income taxes, and reduced by charges of $1,051 ($.27 per share) for costs in connection with a patent infringement judgment, $655 ($.17 per share) for realized and unrealized losses on the Company's current marketable securities and $560 ($.14 per share) for a special warranty program.

(i) Includes a charge of $496 ($.12 per share) to establish a reserve for unrealized losses on the Company's current marketable securities portfolio, a charge of $1,854 ($.46 per share) for a consumer product line restructuring and related product discontinuance and income of $385 ($.10 per share) from settlement of a business interruption claim.

(j) Based upon shares outstanding at end of period.

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes to Consolidated Financial Statements, appearing elsewhere in this Annual Report.

Segments of Business
During 1993 the Company continued its operations in a number of manufacturing businesses conducted by four divisions and a subsidiary, each of which operates as a separate unit and each of which maintains its own sales, administration, accounting, marketing, engineering and manufacturing operations. Corporate headquarters determines policy and provides such services as legal counsel, accounting, financing, cash management, auditing, insurance, public relations and long-range planning guidance.

The methods of distribution and marketing utilized by the Company vary by operation. In general, sales for all the Company's segments combine some direct selling in certain market areas with appropriate manufacturers' representatives, wholesalers, distributors and/or dealers.

The operations are classified into three industry segments: electrical appliances and electronic devices, fabricated metal products and equipment, and power and controlled environmental systems.

Segments are grouped according to similarities in profitability, risk, growth potential, material and labor composition of products and/or capital requirements.

These segments accounted for the following net sales, operating results and other financial data for each of the three years in the period ended December 31, 1993:

 Financial Information About Industry Segments

 Year ended December 31:                           1993           1992            1991
                                                               (in thousands)
Net Sales:
 Electrical Appliances and Electronic
  Devices                                        $ 53,813       $ 62,265        $ 60,016
 Fabricated Metal Products and Equipment           22,347         25,241          23,417
 Power and Controlled Environmental Systems        25,169         22,737          28,529
                                                 --------       --------        --------
                                                 $101,329       $110,243        $111,962
                                                 ========       ========        ========
Operating Profit (Loss):
 Electrical Appliances and Electronic
  Devices                                        $  1,438       $  3,619        $  3,620
 Fabricated Metal Products and Equipment              498          1,667           1,785
 Power and Controlled Environmental Systems         2,399          1,821            (722)
                                                 --------       --------        --------
                                                    4,335          7,107           4,683
 Corporate Expenses                                (2,719)        (2,451)         (2,930)
 Interest Income (Expense), net                        52            (31)            (87)
 Other Income, net                                      7            314             809
                                                 --------       --------        --------
                                                 $  1,675       $  4,939        $  2,475
                                                 ========       ========        ========
Depreciation and Amortization:
 Electrical Appliances and Electronic
  Devices                                        $    795       $    741        $    704
 Fabricated Metal Products and Equipment              255            253             249
 Power and Controlled Environmental Systems           157            187             222
 Corporate                                             20              9               4
                                                 --------       --------        --------
                                                 $  1,227       $  1,190        $  1,179
                                                 ========       ========        ========
Capital Expenditures:
 Electrical Appliances and Electronic
  Devices                                        $    748       $    707        $    767
 Fabricated Metal Products and Equipment              149            348             218
 Power and Controlled Environmental Systems            31             44              90
 Corporate                                             22             29
                                                 --------       --------        --------
                                                 $    950       $  1,128        $  1,075
                                                 ========       ========        ========
Identifiable Assets:
 Electrical Appliances and Electronic
  Devices                                        $ 23,317       $ 24,110        $ 23,592
 Fabricated Metal Products and Equipment            8,154          8,924           8,375
 Power and Controlled Environmental Systems        10,837         15,435          13,746
 Corporate                                         71,440         69,041          71,993
                                                 --------       --------        --------
                                                  113,748        117,510         117,706
                                                 --------       --------        --------
Assets of Discontinued Operations                   1,616          2,778           4,314
                                                 --------       --------        --------
                                                 $115,364       $120,288        $122,020
                                                 ========       ========        ========



 Year ended December 31:                                                      1993       1992        1991
                                                                              (dollar amounts in thousands)
U.S. Government Sales, direct and indirect (occurring predominantly in the Power and Controlled Environmental Systems segment), including indirect sales in that segment to a single customer in excess of 10%
  (1993)                                                                    $18,151    $13,360     $12,112
                                                                             ======     ======       =======
Export Sales                                                                $ 8,787    $10,137     $17,279
                                                                             ======     ======       =======
Classes of Products representing 10% or more of Company net sales:
 Electrical Appliances and Electronic Devices:
  Consumer and Commercial Portable Electrical Appliances                       37.0%      43.5%       35.7%
  Quartz Crystal Products                                                                             10.6%
 Fabricated Metal Products and Equipment:
  Air Distribution Equipment and Controls                                      22.1%      22.9%       20.9%

Notes:
See page 24 for the classification of the Company's present manufacturing Divisions and Subsidiary for segment purposes and a brief description of each.

Total revenue by industry segments includes sales to all unaffiliated customers including the U.S. Government.

Operating profit is total revenues less operating expenses. Identifiable assets by industry segments are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, receivables, assets of discontinued operations and marketable securities, including the Company's equity investment in CTS Corporation, substantially all of which is held by its wholly owned subsidiary, LTB Investment Corporation.

It should be noted that the reported information follows the pronouncements of the Financial Accounting Standards Board and does not follow the Company's internal allocation procedures relating to interest, other income and certain administrative costs such as management, legal and financial. Accordingly, the information may not be indicative of the financial results of, or investments in, the reported segments were they independent organizations, or useful for comparison with operations of other companies.

Range of Stock Prices and Dividend Information

The Company's Common Stock (Voting) is traded on the New York Stock Exchange (ticker symbol: DYA). There is no market for the Non-Voting Common Shares of the Company.

The prices of the Company's Common Stock and dividends paid during 1993 and 1992 are as follows:

                       New York Stock Exchange         Dividends Paid
                 ---------------------------------     ----------------
                      1993               1992          1993      1992
                  HIGH      LOW     HIGH      LOW
                  ----     ----      ----     ----
1st Quarter     14-3/8    12-7/8      12     9-7/8     $.10      $.10
2nd Quarter     16-3/8    13-7/8   14-3/8   11-1/2
3rd Quarter        17     15-1/2   15-1/4   13-3/8     $.10      $.10
4th Quarter     17-3/4    14-7/8   13-7/8   11-3/4

As of February 22, 1994 there were 4,233 shareholders of record.

The Board of Directors of the Company established a semi-annual dividend policy in January 1978 and expects to continue this policy. At its January 1984 meeting, the Board of Directors established the regular semi-annual dividend rate of ten cents ($.10) per share. The first payment for 1994 was made on March 1 to shareholders of record as of the close of business on February 15, 1994.

The number of employees of the Company as of December 31, 1993 was 1,062.

DCA's Manufacturing Divisions and Subsidiary

The following is the classification of the Company's present operations for industry segment purposes and a brief description of each:

Electrical Appliances
and Electronic Devices

INTERNATIONAL ELECTRONIC
RESEARCH CORPORATION
135 West Magnolia Blvd.
Burbank, California
91502-7704

Designs and manufactures the Zero Insertion Force (ZIF(tm)) printed circuit board retainer, ZIF II using tool free concept, thermally efficient coldwalls and enclosures using the integrated ZIF(tm) or the machined ZIF(tm) technology approach for high performance electronic systems, heat dissipators/sinks and other components related to thermal management of electronic systems for the Military/Aerospace, computer and commercial market place worldwide.

REEVES-HOFFMAN DIVISION 400 West North Street
Carlisle, Pennsylvania
17013-2248

Designs and manufactures quartz crystals, crystal oscillators and glass-to-metal hermetic seal packages for sales to customers worldwide. Primary applications include telecommunications, computers, hybrid microcircuits, navigation, position location, military communication, medical imaging and guidance systems.

WARING PRODUCTS DIVISION 283 Main Street
New Hartford, Connecticut
06057-0319

Manufactures commercial and consumer portable electrical appliances such as the original Blendor(R) and the NuBlend(R) blender, mixers, can openers, food processors, juicers, juice extractors, coffee preparation products, ice cream makers and food dehydrators and steamers sold under the Waring(R), Acme Juicerator(R) and Qualheim(tm) brand names for both the domestic and export markets.

Power and Controlled
Environmental Systems

ELLIS AND WATTS DIVISION 4400 Glen Willow Lake Lane
Batavia, Ohio
45103-2356

Manufactures special air conditioning equipment, liquid cooling systems, fluid transfer units, air handling equipment, special fans, dehydrators, mobile vans and transportable suites (Environ(R)) for specialized electronic and medical diagnostic equipment, including "CT" Scanners, Lithotriptors and Magnetic Resonance Imaging (MRI) systems, for government, industry, medical and power plant use.

Fabricated Metal
Products and Equipment

ANEMOSTAT PRODUCTS
DIVISION
888 North Keyser Avenue
Scranton, Pennsylvania
18504-9723

Designs, manufactures and markets a broad line of air distribution equipment with both pneumatic and electronic controls to meet the need for total environmental control in laboratories, industrial buildings, commercial buildings, and air distribution in aircraft, marine and rail equipment. Brand names include Anemostat(R), Anemotherm(R), Multi-Vent(R), Anemotrak(R) and Envirotrak(R). Anemostat also manufacturers a line of UL(R) approved vision frames and louvers for fire rated doors.

Dynamics Corporation of America

Directors
HAROLD COHAN+*
 Business Consultant
PATRICK J. DORME
 Vice President-Finance and
 Chief Financial Officer of the
 Corporation
FRANK A. GUNTHER+*
 President, Highpoint Enterprises
 Incorporated
HENRY V. KENSING
 Vice President and General
 Counsel of the Corporation
RUSSELL H. KNISEL+*
 Vice Chairman, Shawmut Bank
ANDREW LOZYNIAK
 Chairman of the Board and
 President of the Corporation
EDWARD J. MOONEY
 Vice Chairman of the Board,
 Vice President and Secretary
 of the Corporation
SAUL SPERBER+*
 Financial Advisor

+Member of Audit Committee
*Member of Compensation Committee

Officers

ANDREW LOZYNIAK
 Chairman of the Board and
 President
EDWARD J. MOONEY**
 Vice Chairman of the Board,
 Vice President and Secretary
HENRY V. KENSING
 Vice President and General
 Counsel
PATRICK J. DORME
 Vice President-Finance and
 Chief Financial Officer
RICHARD E. SMITH
 Treasurer
M. GREGORY BOHNSACK
 Controller

** Retired at year end

Dynamics Corporation of America
475 Steamboat Road
Greenwich, Connecticut 06830-7197

                                      26