Form 10-K, Exhibit 13
DYNAMICS CORP OF AMERICA
filed 1995-03-29
CIK 30819

Dynamics Corporation of America


Contents                                                      Page

President's Message                                              2
Management's Discussion and Analysis                             4
Consolidated Balance Sheets                                      8
Consolidated Statements of Income                                9
Consolidated Statements of Stockholders'
  Equity                                                        10
Consolidated Statements of Cash Flows                           11
Notes to Consolidated Financial
  Statements                                                    12
Report of Independent Auditors                                  21
Selected Financial Data                                         22
Segments of Business                                            23
Range of Stock Prices and Dividend
  Information                                                   24
Divisions and
  Subsidiary                                     Inside Back Cover


Dynamics Corporation of America is a diversified manufacturer of commercial and industrial products founded in 1924 and incorporated in New York. Its corporate headquarters are in Greenwich, Connecticut and its shares are listed on the New York Stock Exchange (trading symbol: DYA). The Company's seven plants are located in California, Connecticut, Ohio and Pennsylvania. Its five separate business units manufacture electronic components such as heat dissipators and Zero Insertion Force (ZIF(tm)) printed circuit board retainers, frequency control components and oscillators; commercial and consumer appliances sold under the Waring(R), Acme Juicerator(R), Qualheim(tm), Blendor(R), NuBlend(R) and Touchblend(tm) tradenames; air distribution products and systems sold under the Anemostat(R), Anemotrak(R) and Envirotrak(R) tradenames; vision frames and louvers for fire rated doors; and air conditioning, related equipment for power plant and other applications, and mobile vans and transportable shelters (including the Environ(R)) for specialized electronic and medical diagnostic equipment such as CT and MRI scanners. The Company also invests from time to time in shares of other businesses. The Company currently holds a 42.9% stake in CTS Corporation ("CTS"), an Indiana corporation headquartered in Elkhart whose shares are listed on the New York Stock Exchange (trading symbol: CTS). CTS is a manufacturer of electronic and electromechanical components and subsystems for the automotive, communications equipment, data processing, defense and aerospace, instruments and controls and consumer electronic markets.

President's Message
to Shareholders


In my remarks to the shareholders at the Annual Meeting last May, I pledged our best efforts to prudently manage the assets of Dynamics Corporation of America and thus increase the value of our shareholders' investment in our Company. A number of those efforts bore fruit in 1994, enabling the Company to record its best earnings since 1985 and, in response to increased earnings, DCA's shares, which were valued in the marketplace at $15.00 per share at December 31, 1993, increased in value by 36% to $20.375 at year-end. The combination of the improved performance of CTS Corporation, in which DCA has a major and increasing investment, favorable settlement of part of Fermont's contract claim against the Government, and the outstanding results of our International Electronic Research Corporation subsidiary contributed to making 1994 a very good year for DCA and its shareholders.


For the year ended December 31, 1994, Dynamics Corporation of America recorded net income of $8,732,000, or $2.25 per share, compared with net income of $961,000, or $.24 per share, in 1993. Net income for 1994 includes $3,334,000, or $.86 per share, of income reflecting the Company's settlement of the preproduction portion of the proposal of its Fermont Division for an equitable adjustment on a contract with the U. S. Government, net of related expenses and income taxes.

The Company reported income from continuing operations for the year ended December 31, 1994 of $5,398,000, or $1.39 per share, on sales of $96,453,000.
This compares with income from continuing operations of $2,677,000, or $.68 per share, on sales of $101,329,000 for the year ended December 31, 1993.

Included in income from continuing operations is the Company's proportionate share of CTS Corporation's results for the year, in accordance with the equity method of accounting required for that investment, which was $3,618,000, or $.93 per share, more than twice the $1,619,000, or $.41 per share, recorded in 1993.

The most notable contribution to the Company's operating earnings was made by the IERC operation. Responding to the marketplace's need for new and innovative products, particularly for computers, IERC dramatically increased both the breadth of its line of heat dissipating devices and its production capabilities. Sales almost doubled from $8.3 million in 1993 to nearly $16 million in 1994 and profitability increased over threefold as a result of the subsidiary's installation of highly mechanized production equipment and increased efficiency. Bookings in the year totaled $17,900,000 and its backlog on December 31 was the highest ever at $4,500,000. IERC continues to increase its production capacity in response to even stronger bookings in 1995 and, because it believes that this trend is likely to continue, is increasing its resources in personnel as well as manufacturing equipment to meet the growing demand for its products.

Unfortunately, all our efforts have not proven as successful as at IERC. While Ellis & Watts and Anemostat contributed to the profitable year, our Reeves-Hoffman and Waring Products Divisions sustained even greater losses last year as compared to 1993. Steps are under way to develop new products, improve marketing and sales efforts, marshall our technical resources to improve yields and efficiencies, reduce costs, upgrade personnel, and, where necessary, install new management. Based on these and further actions, and if the projections in the 1995 Business Plans for these divisions are attained, there is hope for substantial improvement in these two operations.

CTS Corporation achieved a significant improvement in performance in 1994 over 1993. Net sales of $269 million in 1994 were $32 million, or 13%, higher than net sales in 1993. Net earnings in 1994 of $14.0 million, or $2.70 per share, more than doubled 1993 net earnings of $6.6 million, or $1.27 per share before accounting changes.

The major contributors to CTS' increased sales in 1994 were those electronic component products sold into the automotive, data storage and data communication segments of the market. Earnings in 1994 reflected continued year-to-year improvement.

Joseph P. Walker, Chairman of the Board, President and Chief Executive Officer of CTS, recently stated, "We continued in 1994 to realize the benefits of manufacturing productivity improvements, product development, quality improvement and cost control programs. Increased sales of automotive products, combined with improved performance of CTS resistor network, electrocomponent and connector product lines, have made 1994 a good year for CTS. During the year, we continued to actively pursue new applications and special-ized market niches for existing products, and acquired in December, 1994, the AT&T Light Emitting Diode based Optical Data Link product which will further add to our fiber optic capabilities."

As in 1993, DCA did not borrow any funds during the year under the Revolving Credit Agreement with its banks and the Company again demonstrated its continuing ability to generate positive cash flow. This cash flow enabled us to purchase shares of DCA for approximately $1,200,000 and to purchase additional shares of CTS Corporation, thereby increasing DCA's ownership in CTS from 37.3% to 42.9% on expenditures of approximately $8,500,000. Cash and cash equivalents at year-end remained a healthy $6,837,000 as compared to $8,969,000 in 1993.

In order to be prepared for potential opportunities that may present themselves, we entered into a new Revolving Credit facility in November 1994 and increased our credit availability from $27 million to $37 million.

We are grateful for the progress made this past year as demonstrated by the increased profitability of the Company, its continuing ability to improve its financial strength, and the increased value of its shares. However, as we face the unknown opportunities and challenges of the future, we will remain vigilant to the economic uncertainties brought about by increasing interest rates, financial disorder related to losses in derivative investments, collapse of the peso and deterioration of the Mexican economy, rapid contraction of the defense industry, increasing trends of global competition, and signs that the U.S. economy is slowing.

We know the future will continue to bring a changing and challenging economy with opportunities for financially sound debt-free companies like DCA. While continuing to improve our operations and expand our markets, we will search for those opportunities which have the best potential to bring about a still higher return on your investment in DCA.

Management sincerely thanks its many talented employees who have responded to the opportunities presented this past year. We also thank our shareholders, customers, suppliers, and lending institutions for their continued support of the Company.

/s/ Andrew Lozyniak
Andrew Lozyniak
Chairman of the Board
and President
March 8, 1995

Management's Discussion
and Analysis of
Results of Operations
and Financial Condition

The following discussion, unless otherwise noted, pertains to continuing operations.

Results of Operations
(1994 compared to 1993)

Sales decreased $4,876,000 or 4.8%. Sales in the Electrical Appliances and Electronic Devices segment increased $2,442,000 on a nearly threefold increase in sales of heat dissipating devices for advanced micro-processors installed in personal computers. Sales of frequency control products were marginally higher, while sales of electrical appliances declined sharply in the consumer domestic portion of the segment because of reduced product placement with retailers for blender and food mixer products and significantly lower sales of food preparation specialty products. Sales in the Power and Controlled Environmental System segment declined $8,240,000 due to lower sales of custom mobile products principally because of the completion in the prior year of a multi-unit defense-related contract. Sales of power plant products and services and mobile and transportable medical units increased, offsetting a decline in the sales of thermal products. Sales in the Fabricated Metal Products and Equipment segment increased $922,000 as sales of air and door products increased due to the modest recovery in the commercial building construction market. Systems sales declined on lower start-up and installation revenues.

Gross profit improved $162,000 on lower sales, to 25.9% from 24.5% of sales. Gross profit in the Electrical Appliances and Electronic Devices segment increased as a result of the increased sales of heat dissipating devices; however, the gross profit percentage from segment sales was slightly lower due to the lower gross profit percentage earned on electrical appliance sales because of product sales mix and pricing pressures. Gross profit in the Power and Controlled Environmental Systems segment declined on sharply lower sales; however, the gross profit percentage increased significantly on the sale of power plant products and services, and on mobile and transportable medical units. Gross profit in the Fabricated Metal Products and Equipment segment increased on higher sales and favorable product mix.

Selling, general and administrative expenses decreased $1,355,000. Staff reductions undertaken in the prior year were primarily responsible for a $967,000 reduction in compensation and related benefits. Advertising expenses decreased $734,000, primarily because of lower advertising expenditures for electrical appliances. Commission expense increased $557,000 as a greater portion of sales were commissionable. All other expenses decreased $211,000.

Other income decreased $445,000. Royalty income decreased $1,050,000 as, unlike 1993, no royalty was earned under a technology transfer agreement with a customer in the Power and Controlled Environmental Systems segment. Staff reductions in 1993 resulted in a $470,000 charge. Net interest income increased $103,000, investments in marketable securities resulted in a $87,000 reduction in other income, while remaining other income (net) increased $119,000.

Income taxes amounted to $967,000, increasing $350,000 principally because of the $1,072,000 increase in income before taxes. The 1994 effective tax rate is slightly higher than the applicable 34% Federal statutory rate primarily because of state income taxes.

Equity in CTS Corporation

Equity in the earnings of CTS Corporation increased $1,999,000 as a result of CTS' increase in earnings of $7,397,000 over 1993, before accounting changes, and because the Company's proportionate share in CTS' earnings increased as its percentage ownership of CTS common stock increased to 42.9% from 37.3% during the year through purchases of CTS stock. In 1993 the Company recorded a charge of $1,716,000, or $.44 per share, for its proportionate share of CTS' net charge from its adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FASB Statement No. 109, "Accounting for Income Taxes."

Division Held for Sale

In May 1994, the Company agreed to accept $6,450,000 from the Government in settlement of the preproduction portion of its proposed change order on a contract for 3KW generator sets with the Company's Fermont Division. The settlement, net of related expenses and income taxes, amounted to $3,334,000, or $.86 per share, and was reported as income from discontinued operations. Effective July 1, 1994, Fermont is no longer classified as a discontinued operation but as a business held for sale, based upon its decision to bid on new contracts.

In January 1995, Fermont was awarded a contract by the U.S. Army for tactical quiet (TQ) generator sets, the first order under which, valued at $57.8 million, has been received.

Liquidity and Financial Resources

Cash and cash equivalents amounted to $6,837,000 at December 31, 1994, a decrease of $2,132,000 from the previous year end. Cash generated from operations amounted to $9,675,000 and included $6,450,000 received from the Government in settlement of the preproduction portion of its proposed change order on a contract for 3KW generator sets. Cash used in investing and financing activities amounted to $11,807,000. During the year the Company paid $8,538,000 for 304,000 shares of CTS Corporation common stock and $1,186,000 for 78,129 shares of the Company's common stock purchased for its treasury. In addition, dividends amounting to $777,000 were paid to shareholders and the Company expended $859,000 for property, plant and equipment. The Company paid off all mortgage related debt, amounting to $279,000, during the year, ahead of schedule, and remaining long-term debt, amounting to $527,000 at the 1994 year end, is comprised entirely of capital lease obligations.

During the year the Company renegotiated its Revolving Credit Facility, increasing the available credit to $37,000,000 and the lending banks to five, and extending the maturity for another four years. The Company did not borrow any funds under this credit facility or from a $9,000,000 uncommitted line of credit during the year. The entire amount of both of these credit facilities is presently available for use by the Company.

During the year the Company's Waring Products Division voluntarily initiated a recall of a product made in England and imported by Waring for sale in the U.S. The Company expects to recover the costs of the recall (amounting to $237,000 at year end) from the product's manufacturer in England.

In January 1995, Fermont was awarded a $57.8 million contract from the U.S. Government for the production of generator sets for delivery commencing in 1996, subject to first article prototype testing and approval in 1995. The contract provides for progress payments from the Government and financial resources required of the Company in the near term are not expected to be significant.

Also in January 1995, the U.S. Government issued a stop work order in connection with the development and testing under the Fermont Division's contract for 3KW units and it is possible that this contract may be terminated by the Government. Any such termination is not expected to materially impact results of operations, liquidity or financial condition.

Liquidity and financial resources are considered adequate to fund planned Company operations, including capital expenditures and payment of dividends. The Company intends to continue its stated policy of reviewing potential acquisitions which it believes could enhance growth and profitability.

The Company provides deferred income taxes for transactions reported during different years for financial reporting and for income tax reporting purposes, as required by generally accepted accounting principles and the Internal Revenue Code. In general, the Company has recorded deductions for financial reporting purposes which become deductible in subsequent years for income tax reporting purposes (timing differences). The application of anticipated income tax rates to these deductions reported for financial reporting purposes results in future tax benefits (deferred tax assets). Management anticipates that the Company's deferred tax assets will be realized based upon its expectation of future taxable income. The Company's income from continuing operations before income taxes aggregated $9,361,000 for the three years ended December 31, 1994. Sustaining this income level would be sufficient to realize all deferred tax assets over the statutory tax recovery period. The Company will require taxable income of $16,626,000 ($15,916,000 of ordinary income and $710,000 of capital gain income) to realize its net deferred tax assets of $5,501,000 at December 31, 1994. Under applicable carryback provisions of the current Internal Revenue Code, $15,027,000 of the prior years' taxable income could be utilized to realize deferred tax assets, including all capital related items. Although they are not expected to be required, the Company has available various tax planning strategies, including property sale and leaseback strategies, to supplement taxable income from operations in order to realize deferred tax assets. The Company in large measure controls the reversal of $6,110,000 of timing differences and a significant portion of the remaining differences is expected to reverse during the next five years.

The Company has been notified by the U.S. Environmental Protection Agency ("EPA") that it is a Potentially Responsible Party ("PRP") regarding hazardous waste cleanup at a non-Company site in Connecticut and at a Company site in California. Certain of the PRPs at the Connecticut site have agreed with the EPA to fund a feasibility study at the site and have sued the Company and other PRPs who have not agreed to share the costs. A property owner adjacent to the California site has sued the Company and others for allegedly causing contamination of their property. The Company incurred costs of $251,000 in 1994 to fund engineering studies and conduct investigations of, and to remove contaminants from the California site and to pay related expenses. The Company also has received notice from a state environmental agency that it is a PRP with respect to a non-Company site in Pennsylvania, and is a defendant in two lawsuits seeking contribution for Superfund cleanup costs relating to two other non-Company sites in that state.

The amount of future environmental-related expenditures and the extent of insurance coverage is not determinable at this time and the Company is not in a position to estimate the loss or range of loss, if any, which may result from environmental-related matters. Based upon its knowledge of the extent of the Company's exposure and current statutes, rules and regulations, management believes that the anticipated costs resulting from claims and proceedings with respect to the above mentioned sites, including possible remediation, the extent of which is presently unknown, will not materially affect the financial position of the Company. However, it is possible, but unanticipated at this time, that future results of operations or cash flows could be materially affected by an unfavorable resolution of these matters.

In 1994 the Company expended $397,000, including the $251,000 at the California site, to manage hazardous substances, to monitor pollutants, to test for contaminants and to provide for required removal activities, a 7% decrease in such expenditures over the prior year. Accrued liabilities for anticipated future costs and expenses at December 31, 1994 amounted to $105,000.

In complying with federal, state and local environmental statutes and regulations, the Company has altered or modified certain manufacturing processes and expects to do so in the future. Such modifications to date have not significantly increased capital expenditures or affected the competitiveness of the Company.

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

Other income increased $301,000. Royalty income increased $963,000 from the initial royalty under a technology transfer agreement with a customer in the Power and Controlled Environmental Systems segment. Staff reductions resulted in charges of $470,000, principally for severance, in the current year. In 1992, the sale of excess property and plant resulted in a gain of $554,000.

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

Dynamics Corporation of America
Consolidated Balance Sheets
(dollar amounts in thousands)


As of December 31,                           1994            1993
Assets
Current Assets:
 Cash and cash equivalents               $  6,837        $  8,969
 Accounts receivable, less
  allowances of $604 and $531              15,214          16,287
 Inventories--Note 2                       17,893          18,092
 Other current assets--Note 3               3,065           1,897
 Current assets of division held
  for sale--Note 4                          1,185           1,408
 Deferred income taxes                      5,418           4,542
   Total Current Assets                    49,612          51,195
Property, Plant and Equipment, at
  cost, less accumulated
  depreciation and
  amortization--Notes 5 and 8               3,472           3,906
Equity Investment in CTS
  Corporation--Note 6                      69,291          57,037
Other Assets                                1,719           1,769
Deferred Income Taxes                          83           1,457
   Total Assets                          $124,177        $115,364
Liabilities
Current Liabilities:
 Current installments of long-term
  debt                                   $    126        $    400
 Accounts payable                           4,454           3,617
 Accrued expenses and sundry
  liabilities--Notes 4 and 7               15,648          12,602
 Federal income taxes payable               2,006           2,354
   Total Current Liabilities               22,234          18,973
Long-term Debt--Note 8                        401             623
Other Liabilities--Note 13                  1,817           2,954
   Total Liabilities                       24,452          22,550
Contingencies--Note 14

Stockholders' Equity--Notes 9 and
  10
Preferred Stock, par value $1 per
  share--authorized 894,000
  shares--none issued
Series A Participating Preferred
  Stock, par value $1 per
  share--authorized
  106,000 shares--none issued
Common Stock, par value $.10 per
  share--authorized 10,600,000;
  outstanding 3,846,677 and
  3,889,751 shares                            385             389
Paid-in Additional Capital                 11,698          11,451
Retained Earnings                          88,133          81,125
Deferred Compensation                        (491)           (151)
   Total Stockholders' Equity              99,725          92,814
   Total Liabilities and
  Stockholders' Equity                   $124,177        $115,364

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Income
(dollar amounts in thousands, except per share data)

For the Years ended December 31,           1994          1993            1992

Net sales                                $96,453      $101,329        $110,243
Cost of sales                             71,488        76,526          79,776
Gross profit                              24,965        24,803          30,467
Selling, general and administrative
  expenses                                22,716        24,071          26,170
                                           2,249           732           4,297
Other income, net--Note 11                   498           943             642
Income from continuing operations
  before items shown below                 2,747         1,675           4,939
Provision for income taxes--Note 12          967           617           1,164
Income from continuing operations
  before equity in CTS Corporation         1,780         1,058           3,775
Income (loss) from equity
  investment in CTS Corporation,
  net of income tax charges of
  $1,082, $52 and $87                      3,618         1,619            (442)
Income from continuing operations          5,398         2,677           3,333
Discontinued operations:
 Income from discontinued
  operation, net of income tax
  charge of  $2,022--Note 4                3,334
 Equity in loss of discontinued
  unconsolidated affiliate, net of
   income tax benefit of $13                                               (20)
 Loss on disposition of
  unconsolidated affiliate, net of
  income tax  benefit of $169                                             (248)
Income (loss) from discontinued
  operations                               3,334                          (268)
Income before changes in accounting
  methods                                  8,732         2,677           3,065
Equity in CTS' cumulative effect to
  January 1, 1993 of changes in
  accounting methods--Note 6                            (1,716)
Cumulative effect to January 1,
  1992 of change in accounting for
  income taxes--Note 12                                                   (942)
Net income                               $ 8,732      $    961        $  2,123
Income (loss) per common share:
 Continuing operations                   $  1.39      $    .68        $    .85
 Discontinued operations                     .86                          (.07)
 Equity in CTS' cumulative effect
  to January 1, 1993 of changes in
   accounting methods                                     (.44)
 Cumulative effect to January 1,
  1992 of change in accounting for
   income taxes                                                           (.24)
 Net income                              $  2.25      $    .24        $    .54

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Stockholders' Equity
(dollar amounts in thousands)

For the Years ended December 31, 1994, 1993 and 1992
                                        Common                  Paid-in                                      Total
                                        shares          Par  additional   Retained       Deferred    stockholders'
                                  outstanding*        value     capital   earnings   compensation           equity
Balance at December 31, 1991         3,924,484         $392     $11,817    $79,766      ($ 426)            $91,549
Shares issued and issuable
  from treasury pursuant to
  benefit plans                          2,303                       17                                         17
Shares acquired for treasury
  and pursuant to benefit plans        (23,752)          (2)       (207)       (91)         19                (281)
Amortization of deferred
  compensation and related tax
  charges                                                           (54)                   145                  91
Net income                                                                   2,123                           2,123
Cash dividends ($.20 per
  share)                                                                      (783)                           (783)
Balance at December 31, 1992         3,903,035          390      11,573     81,015        (262)             92,716
Shares issued and issuable
  from treasury pursuant to
  benefit plans and other                3,727            1          65                    (32)                 34
Shares acquired for treasury
  and pursuant to benefit plans        (17,011)          (2)       (183)       (70)         58                (197)
Amortization of deferred
  compensation and related tax
  charges                                                            (4)                    85                  81
Net income                                                                     961                             961
Cash dividends ($.20 per
  share)                                                                      (781)                           (781)
Balance at December 31, 1993         3,889,751          389      11,451     81,125        (151)             92,814
Shares issued and issuable
  from treasury pursuant to
  benefit plans                         35,055            4         524                   (507)                 21
Shares acquired for treasury
  and pursuant to benefit plans        (78,129)          (8)       (274)      (947)         43              (1,186)
Amortization of deferred
  compensation and related tax
  charges                                                            (3)                   124                 121
Net income                                                                   8,732                           8,732
Cash dividends ($.20 per
  share)                                                                      (777)                           (777)
Balance at December 31, 1994         3,846,677         $385     $11,698    $88,133      ($ 491)            $99,725

*Net of shares held in treasury--3,328,484, 3,285,410, and 3,272,126 voting shares at December 31, 1994, 1993 and 1992, respectively. The cumulative cost of treasury shares at December 31, 1994 amounted to approximately $34,900. Includes non-voting shares outstanding of 4,708 at December 31, 1994.



The accompanying notes are an integral part of these statements.

Dynamics Corporation of America

Consolidated Statements of Cash Flows
(dollar amounts in thousands, except per share data)

For the Years ended December 31,                       1994       1993       1992
Operating activities:
  Net income                                         $ 8,732    $   961    $ 2,123
  Adjustments to reconcile net
    income to net cash provided by
    (used in) operating activities:
      Depreciation and amortization                    1,292      1,227      1,190
      Deferred income taxes                              498        301      1,141
      Net realized losses on current
        marketable securities                            121
      Purchases of marketable
        securities, net                                 (534)
      Loss (income) from equity
        investments in unconsolidated
        affiliates before income taxes                (4,700)        45        388
      Loss on disposition of
        unconsolidated affiliate before
        income tax benefit                               417
      Dividends from CTS                                 930        767      1,271
      Gain on sale of property                          (554)
      Issuance of Company Common Stock                    21         34         17
      Increase (decrease) in other
        liabilities                                   (1,137)      (962)       952
      Decrease (increase) in other
        assets                                             1       (347)        82
      Other, net                                         122         85         91
      Changes in operating assets and liabilities:
        Accounts receivable                            1,073      3,404     (2,442)
        Inventories                                      199      3,083       (670)
        Other current assets                          (1,168)      (358)       175
        Accounts payable, accrued
          expenses and sundry liabilities              3,937     (3,704)    (3,156)
        Federal income taxes payable                    (348)         1       (439)
      Decrease (increase) in current
        assets of division held for sale                 223      1,042     (1,277)
  Net cash provided by (used in)
    operating activities                               9,675      5,166       (691)
Investing activities:
  Purchases of CTS common stock                       (8,538)
  Purchases of property, plant and
    equipment                                           (859)      (929)      (973)
  Proceeds from sale of property                         966
  Proceeds from disposition of
    unconsolidated affiliate                           1,700
  Other                                                   49         47          2
  Net cash provided by (used in)
    investing activities:                             (9,348)      (882)     1,695
Financing activities:
  Principal payments under capital
    lease obligations and mortgages                     (496)      (432)      (406)
  Purchases of treasury stock                         (1,186)      (197)      (281)
  Dividends paid                                        (777)      (781)      (783)
  Net cash used in financing
    activities                                        (2,459)    (1,410)    (1,470)
Increase (decrease) in cash and
  cash equivalents                                    (2,132)     2,874       (466)
Cash and cash equivalents at
  beginning of year                                    8,969      6,095      6,561
Cash and cash equivalents at end of
  year                                               $ 6,837    $ 8,969    $ 6,095

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America

Notes to Consolidated
Financial Statements

Note 1: Significant Accounting Policies

(a) The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The investment in CTS Corporation is accounted for by the equity method of accounting. All material intercompany transactions and accounts have been eliminated in consolidation.

(b) Revenues are reported on contracts, principally government related, based on the proportion of units completed to units contracted. Costs related to such revenues are based on estimated average costs for units contracted.

(c) Inventories are stated at the lower of cost or market. Inventory costs have been determined by the last-in, first-out (LIFO) method for approximately 36% (1994) and 42% (1993) of inventories, excluding inventories subject to progress billings under contracts. Costs for other inventories have been determined principally by the first-in, first-out (FIFO) method.

(d) Depreciation is computed on the straight-line and declining balance methods over the estimated useful lives of assets.

(e) Realized gain or loss on the sale of marketable securities is determined using specific cost identification. The Company's current marketable securities are considered trading securities.

(f) Research and development costs are expensed as incurred and amounted to $1,664,000 (1994), $1,252,000 (1993) and $1,203,000 (1992).

(g) Per share data is based upon the weighted average number of common and common equivalent shares outstanding during the periods.

(h) For purposes of the Consolidated Statements of Cash Flows, the Company considers all investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value.

(i) Certain of the Company's products are sold with warranties, under which the Company will repair or replace products during the designated warranty periods. Costs associated with warranties are determined on the basis of estimated future costs.

(j) The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their diversification across many different industries and geographic locations. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit in some instances.

Note 2: Inventories


                                          1994          1993
                                         (in thousands)

Raw materials and supplies             $ 7,579       $ 7,251
Work in process                          6,791         6,426
Finished goods                           3,391         4,076
                                        17,761        17,753
Inventories subject to progress
  billings                                 666         1,189
Progress billings                         (534)         (850)
                                           132           339
                                       $17,893       $18,092

The excess of current replacement cost over LIFO cost of inventories amounted to $982,000 (1994) and $950,000 (1993).

The United States Government has liens on substantially all inventories subject to progress billings.

Note 3: Other Current Assets

Other current assets include marketable securities at market of $631,000
(1994) and $687,000 (1993), with a cost basis of $2,115,000 (1994) and (1993).

Note 4: Division Held for Sale--Fermont Division

On September 30, 1991, the Company determined to discontinue operations at its Fermont Division, a manufacturer of electrical power systems for government and commercial markets, and put the assets and business up for sale. In conjunction with the discontinuance, the Company recorded a provision for disposition of $5,600,000 for costs estimated to be incurred prior to Fermont's disposition, including $3,629,000 for operating losses during the phaseout period. The provision for disposition in the Consolidated Statement of Operations in 1991 was reduced by $1,600,000 before taxes for the favorable settlement of a court action involving a contract for the sale of 60 KW engine generator sets to the Government. Fermont's sales for the years ended December 31, 1994, 1993 and 1992 were $11,247,000 (including the $6,450,000 settlement referred to below), $5,248,000, and $14,655,000, respectively.

At the time the determination was made, Fermont was a party to a contract with the U.S. Government for the production of 3KW engine generator sets. The contract is subject to First Article approval of prototype 3KW units. A proposed change order was submitted to the Government in April 1992 seeking equitable compensation for constructive changes by the Government and associated delays in the contract. In May 1994, the Company agreed to accept $6,450,000 from the Government in settlement of the preproduction portion of its proposed change order. The settlement, net of related expenses and income taxes, amounted to $3,334,000, or $.86 per share, and was reported as income from discontinued operations in 1994. The Government contracted for further testing of prototype units at that time.

In July 1994, Fermont bid on a major new generator set contract and decided to pursue other contracts. Accordingly, commencing on July 1, 1994, the division is no longer classified as a discontinued operation but as a business held for sale. A reserve for the projected operating losses for the ensuing twelve month period, including the estimated costs to consummate the division's sale and adjustments for the net realizable value of the division's assets, was provided from the remainder of the reserve established in 1991 to discontinue the operation. Future adjustments to this reserve, if any, will be reported as part of continuing operations.

In January 1995, the Government issued a 90 day stop work order on the 3KW contract because of engine failures while testing prototype units. The final disposition of the contract is not known at this time, but it is possible the Government may terminate the contract. Such a termination, if it occurs, is not expected to adversely impact the Company's financial results or financial position.

Also in January 1995, Fermont was awarded a contract to manufacture tactical quiet (TQ) generator sets for the U.S. Army Aviation and Troop Command. The Government's initial delivery order issued with the award calls for delivery of gensets for an aggregate price of $57,766,000. Shipments are expected to begin in mid-1996 subject to First Article prototype approval. The contract is a two-year requirements contract.

Current assets of the division held for sale consist primarily of accounts receivable and inventories. Accounts payable and accrued expenses and sundry liabilities include $677,000 and $822,000 at December 31, 1994 and 1993, respectively, related to the division held for sale.

Note 5: Property, Plant and Equipment
(in thousands)


                                             1994
                               Fixed      Capital
Classification                Assets       Leases        Total

Land and improvements        $   983                    $   983
Buildings and
  improvements                 8,979       $2,270        11,249
Machinery, equipment,
  furniture and fixtures      22,536          651        23,187
Leasehold improvements           507                       507
                              33,005        2,921        35,926
Less accumulated
  depreciation and
  amortization                29,908        2,546        32,454
                             $ 3,097       $  375       $ 3,472

                                             1993
                               Fixed      Capital
Classification                Assets       Leases         Total

Land and improvements        $   983                    $   983
Buildings and
  improvements                 8,979       $2,270        11,249
Machinery, equipment,
  furniture and fixtures      21,768          651        22,419
Leasehold improvements           507                        507
                              32,237        2,921        35,158
Less accumulated
  depreciation and
  amortization                28,802        2,450        31,252
                             $ 3,435       $  471       $ 3,906

Notes to Consolidated
Financial Statements (continued)
Note 6: Equity Investment in CTS Corporation

The Company's holdings aggregated 2,222,100, 1,920,900 and 1,918,100 shares of CTS Corporation ("CTS") common stock at December 31, 1994, 1993 and 1992, respectively. The Company's equity ownership in CTS was 42.9%, 37.3% and 37.2% at December 31, 1994, 1993 and 1992, respectively. Included in Accounts Payable at December 31, 1993 was $54,000 for purchases of CTS stock.

The market value of the Company's investment in CTS amounted to $61,663,000 and $37,938,000 at December 31, 1994 and 1993, respectively. The market value of the Company's investment in CTS on February 22, 1995 amounted to $68,607,000, on holdings of 2,222,100 shares. Under the Control Share Acquisitions Chapter of the Indiana Business Corporation Law, 1,020,000 of the Company's shares of CTS stock presently have no voting rights.

The excess of the carrying amount of the Company's investment over the underlying equity in the net assets of CTS, net of accumulated amortization of $7,480,000, amounted to $14,346,000 at December 31, 1994 and is being amortized over twenty-five years (commencing in 1986) using the straight-line method ($790,000 in 1994). At December 31, 1994, undistributed net income of CTS included in the Company's retained earnings amounted to $2,997,000.

CTS is required to file annual and other reports, including audited annual financial statements, with the Securities and Exchange Commission and such reports and statements are available for review at the offices of the Securities and Exchange Commission in Washington, D.C. The Company has relied on CTS' financial information to compile its financial statements.

CTS operates primarily in one business segment, electronic and electromechanical components and subsystems, in worldwide markets. Summarized financial information derived from CTS' 1994 Annual Report to Stockholders follows:


                                        Year Ended December 31,
                                    1994              1993                 1992
                                             (in thousands)

Net sales                       $268,707          $236,979             $227,391
Gross earnings                  $ 56,859          $ 47,344             $ 41,101
Earnings before
  cumulative effect
  of changes in
  accounting
  principles                    $ 13,967          $  6,570             $  1,901
Cumulative effect of
  accounting change--
  postretirement
  benefits                                          (5,096)
Cumulative effect of
  accounting
  change--income
  taxes                                                482
Net earnings                    $ 13,967          $  1,956             $  1,901
Current assets                  $110,667          $ 97,266             $ 87,376
Noncurrent assets               $ 96,159          $ 87,798             $ 83,397
Current liabilities             $ 44,792          $ 49,888             $ 37,262
Noncurrent
  liabilities                   $ 30,179          $ 15,973             $ 14,139
Stockholders' equity            $131,855          $119,203             $119,372


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

Note 7: Accrued Expenses and Sundry Liabilities

                                             1994           1993
                                               (in thousands)
Salaries, wages, commissions and
  employee benefits                       $ 2,988        $ 2,680
Taxes, other than Federal income
  taxes                                     1,398          1,183
Advertising                                   467            495
Insurance                                   1,242            616
Customer contract claims, including
  price adjustments and refunds             2,800          2,800
Advances from customers                     1,835            448
Warranties                                    967          1,182
Reserve for division held for sale          2,497          1,350
Other                                       1,454          1,848
                                          $15,648        $12,602

Note 8: Long-term Debt and Credit Facilities

Long-term Debt                               1994           1993
                                               (in thousands)

Industrial revenue bonds, 7.35%
  payable through 1994                                    $  108
Mortgage notes, 9% payable through
  1996                                                       171
Obligations under capital leases             $527            744
                                              527          1,023
Less current portion                          126            400
                                             $401         $  623

The 9% mortgage note was prepaid in 1994.

Capital leases generally provide that the Company pay property taxes and operating costs. Certain capital leases contain renewal and/or purchase options.

Minimum lease payments under capital leases total $798,000, including $271,000 representing interest. Minimum lease payments in each year for the next five years are: $166,000, $80,000, $50,000, $45,000 and $45,000.

The Company leases real estate and equipment under operating leases. Certain of the leases contain renewal options and escalation clauses relating to taxes and maintenance. Rental expense amounted to $585,000, $676,000 and $711,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Minimum lease payments under operating leases total $2,282,000. Minimum lease payments in each year for the next five years are: $620,000, $470,000, $341,000, $281,000 and $269,000.

Interest payments amounted to $73,000, $118,000 and $148,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Credit Facilities

The Company has a Revolving Credit Agreement with banks (renegotiated in
1994) which provides a line of credit of up to $37,000,000 through November 30, 1998 at the lower of the prime rate or other rate options available at the time of borrowing. The Company pays a commitment fee of 1/4% based on the unused portion of the line. The Agreement provides that, at the option of the Company, the principal outstanding at November 30, 1998 may be converted to a four year term loan, with interest at the lower of the prime rate or other rate options, payable in equal semi-annual principal installments. The Agreement contains restrictions which, among other things, require the Company to have income from continuing operations before equity in the operating results of unconsolidated affiliates for the year and in at least one of any two consecutive fiscal quarters. The Agreement requires maintenance of certain financial ratios and contains other restrictive covenants, including a restriction on payment of dividends to 50% of current year's net income plus $3,000,000.

The Company also has an uncommitted line of credit with a bank amounting to $9,000,000. The Company does not pay any fee for the uncommitted line and therefore the availability of the line is at the discretion of the bank.

Outstanding letters of credit, principally related to imports and bid and performance bond obligations, amounted to $6,932,000 at December 31, 1994.

Note 9: Stockholders' Equity

1980 Restricted Stock and Cash Bonus Plan

The Plan, prior to amendment, provided for the discretionary award or sale of up to 400,000 shares of common stock to key executives. The shares awarded or sold are subject to restrictions against transfer as well as repurchase rights of the Company which, in effect, provide for the lapse of restrictions at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the date restrictions lapse in the case of an award, or the excess of the fair market value thereof as of such date over the original purchase price if the shares were purchased, with a limit upon the total bonuses paid to

Notes to Consolidated
Financial Statements (continued)

any participant during the 5-year period of twice the fair market value of the shares on the date of award or sale. The Plan was amended in 1988 to make additional shares available for issuance to replenish the Plan for shares awarded since its inception. At December 31, 1994, 1993, and 1992, 339,000, 370,500 and 368,700 shares, respectively, were available for award or sale under the Plan.

In addition to the shares issued and amortization of deferred compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued bonuses of $272,000 (1994), $58,000 (1993) and $146,000 (1992) and
reacquired (at no cost) through forfeitures 3,000 (1994), 3,800 (1993) and 800 (1992) previously issued restricted shares pursuant to the Plan.

1986 Stock Plan for Outside Directors

The Plan provides for a portion of outside directors' compensation to be deferred and to be paid in shares of the Company's common stock upon a director's retirement, disability or death. Under the Plan, common stock units (payable in shares of the Company's common stock on a one-for-one basis) are credited to the directors based on their service as outside directors each year. Common stock units of 547 (1994), 449 (1993) and 351
(1992) were credited to the outside directors. In 1992, 1,251 shares were distributed under the Plan to a deceased director's estate. The total number of units in the Plan is 4,574 at December 31, 1994.

Note 10: Preferred Stock Purchase Rights

In 1986 the Company declared a distribution to shareholders of record on February 14, 1986 of one preferred stock purchase right for each outstanding share of the Company's voting and non-voting common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of a newly created series of participating preferred stock at an exercise price of $80. The rights become exercisable ten days after a public announcement that a party or group has acquired or obtained the right to acquire 20% or more of the Company's common stock in a transaction not previously approved by the Board of Directors of the Company, or after commencement or public announcement of a tender offer for 25% or more of the Company's common stock. The rights, which are non-voting, expire on February 14, 1996 unless extended and may be redeemed by the Company at a price of $.05 per right at any time prior to their expiration or prior to the acquisition by a party or group of 20% of the Company's common stock, unless approved by the Board of Directors. The participating preferred stock to be purchased upon exercise of the rights will be nonredeemable.

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

Note 11: Other Income, Net

Income (Expense):              1994       1993         1992
                                   (in thousands)

Interest:
 Income                       $239     $  181        $ 123
 Expense                       (73)      (118)        (148)
                               166         63          (25)
Dividend income                 55         27
Net gains (losses) on
  current marketable
  securities:
  Realized on sales                      (121)
  Change in
    unrealized loss            (56)       180          (46)
Royalty income                 157      1,207          244
Gain on sale of
  property                                             554
Staff reduction costs                    (470)
Other, net                     176         57          (85)
                              $498     $  943        $ 642

Note 12: Income Taxes

The provision for income taxes from continuing operations consists of:

                                 1994        1993          1992
                                       (in thousands)

Current income taxes:
 Federal                       $  937        $211        $  199
 State                            225          77           276
 Foreign                          327
                                1,489         288           475
Deferred income tax
  charges (credits):
 Federal                         (273)         51           563
 State                           (136)        125           126
 Foreign                         (113)        153
                                 (522)        329           689
                               $  967        $617        $1,164

Gross income subject to foreign taxes amounted to $1,328,000 (1994) and $1,000,000 (1993).

Deferred income tax charges (credits) result from the following:

                                 1994        1993          1992
                                       (in thousands)

Inventory                      ($ 205)      ($572)       ($ 167)
Employee benefits                 107         (94)         (167)
Accruals for division
  held for sale and staff
  reductions                      (13)        438           632
Warranties                        123         152          (176)
Patent infringement
  judgment                                                  471
Deferred income                  (274)        372
Insurance                        (292)
Other, net                         32          33            96
                               ($ 522)      $ 329         $ 689

A reconciliation of the Federal statutory rate to the Company's consolidated effective tax rate from continuing operations before equity in CTS follows:

                                 1994        1993          1992
Statutory rate                   34.0%       34.0%         34.0%

State income taxes, net
  of Federal income tax
  benefit                         2.1         8.0           5.4
Foreign taxes                    11.9         9.2
Resolution of prior years
  tax matters                                             (15.8)
Employee benefits                (1.0)       (3.9)
Foreign tax credits             (12.3)      (12.6)
Other, net                         .5         2.1
                                 35.2%       36.8%         23.6%

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                 1994          1993
                                   (in thousands)

Deferred tax assets:
 Warranty reserve             $   381        $  504
 Bad debt allowance               226           195
 Inventory                      2,025         1,820
 Employee benefit plans         1,441         1,690
 Investments                      491           470
 Reserve for division
  held for  sale                  980           875
 Reserve for customer
  contract  claims                625           624
 Depreciation                     422           375
 Insurance                        312            20
 Other, net                       202           252
                                7,105         6,825
 Valuation allowance for
   deferred tax assets           (251)         (335)
   Total deferred tax
    assets                      6,854         6,490
Deferred tax liabilities:
 Undistributed earnings
  of CTS                       (1,019)
 Deferred income                  (98)         (372)
 Other, net                      (236)         (119)
   Total deferred tax
     liabilities               (1,353)         (491)
Net deferred tax assets       $ 5,501        $5,999

The change in the valuation allowance for deferred tax assets increased the provision for income taxes $22,000, $5,000 and $3,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Deferred income taxes are provided on the Company's proportionate share of the undistributed earnings of CTS Corporation.

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

Income tax payments, net of refunds, amounted to $3,611,000, $302,000 and $1,329,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Notes to Consolidated
Financial Statements (continued)

Note 13: Employee Benefit Plans

The Company has a noncontributory defined benefit retirement plan covering substantially all of its employees. The benefits are based on the employee's years of service and career average compensation. Pension costs are generally funded to the extent of tax deductible amounts and during 1994 the Company contributed $666,000 to the Plan. No contributions were required in 1993 or 1992. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the forthcoming year. The Company also contributes to a multi-employer plan which provides defined retirement benefits, as required by collective bargaining agreements.

A summary of the components of net periodic pension cost of the defined benefit plan and the total contributions charged to pension expense for the multi-employer plan follows:
                                   1994         1993           1992
                                           (in thousands)

Defined benefit plan:
 Service cost--benefits
  earned during the
  period                        $   586      $   628        $   726
 Interest cost on
   projected benefit
   obligation                     1,440        1,402          1,346
 Actual return on plan
   assets                                     (2,085)        (1,780)
 Net amortization and
   deferral                      (1,688)         520            346
Net pension charges for:
  Defined benefit plan              338          465            638
  Multi-employer plan               323          294            299
Net periodic pension cost       $   661      $   759        $   937

Net periodic pension cost for the defined benefit plan includes $39,000
(1994), $87,000 (1993) and $105,000 (1992) charged against the reserve for division held for sale. Net periodic pension cost for the defined benefit plan for 1992 includes $83,000 of additional charges under FASB Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," relating to an early retirement offer at one of the Company's divisions.

Assumptions used in accounting for the defined benefit plan as of December 31 were:
                                   1994         1993           1992
Discount rate                      8.50%        7.50%          7.75%
Rate of increase in
  compensation levels              5.0 %        5.0 %          5.0 %
Expected long-term rate of
  return on assets                 9.0 %        9.0 %          9.0 %

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1994 and 1993 for the Company's defined benefit pension plan:

                                          1994             1993
                                              (in thousands)
Actuarial present value of
  benefit obligation:
 Accumulated benefit
   obligation, including
   vested benefits of
   $15,202 and $16,744               ($ 16,715)       ($ 18,681)
 Effect of salary projections           (1,313)          (1,463)
 Projected benefit obligation
   for service rendered to
   date                                (18,028)         (20,144)
Plan assets at fair value               16,700           17,257
Projected benefit obligation in
  excess of plan assets                 (1,328)          (2,887)
Unrecognized net loss from past
  experience different from
  assumed and effect of changes
  in assumptions                           987            2,497
Prior service cost not yet
  recognized in net periodic
  pension cost                             206              317
Unrecognized net asset
  remaining from initial
  application of FASB Statement
  No. 87                                (1,682)          (2,072)
Accrued long-term pension cost       ($  1,817)       ($  2,145)


The 1994 change in the discount rate from 7.50% to 8.50% resulted in a $2,560,000 decrease in the projected benefit obligation.

Plan assets are invested in cash equivalents, guaranteed investment contracts and equity stocks, including 100,000 shares of common stock of the Company having a market value of $2,037,500 and $1,500,000 at December 31, 1994 and 1993, respectively. Dividend payments to the Plan on Company common stock amounted to $20,000 in both 1994 and 1993.

Information concerning the Company's share of related estimated plan benefit obligations and assets is not available for the multi-employer plan.

The Company has a Savings and Investment Plan for all full time employees not covered by collective bargaining agreements, which qualifies as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The Company's contributions under the Plan are based on specified percentages of employee contributions and were $325,000 (1994), $342,000 (1993) and $316,000 (1992).

Note 14: Contingencies

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

In October 1994, the Company, after notifying the Consumer Products Safety Commission, commenced a recall of approximately 2,700 electronic toasters manufactured in the United Kingdom by a third party and distributed in the U.S. by the Company's Waring Products Division, because of a defect in the electronic timer on the units. The Company has advised the manufacturer that it will seek full indemnity from the manufacturer, as provided in the agreement between the parties, for all costs of the recall. The U.K. manufacturer has not responded to the Company's demand for indemnification. It is not possible to reasonably estimate the extent of the Company's liability at this time. However, the costs of the recall are not expected to materially affect the financial position of the Company.

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

With respect to other claims and actions against the Company, it is the opinion of Management that such matters will not have a material effect on the financial position of the Company.

Note 15: Industry Segments:

See Financial Information About Industry Segments on pages 23 and 24 of this report.

Notes to Consolidated
Financial Statements (continued)

Note 16: Quarterly Financial Data (Unaudited):
(dollar amounts in thousands, except per share data)

                                                       Three months ended                         Year
                                    March 31        June 30      September 30    December 31
1994
Net sales                           $22,716        $23,998      $24,732          $25,007        $ 96,453
Gross profit                        $ 6,027        $ 6,689      $ 6,803          $ 5,446        $ 24,965
Income from continuing
  operations                        $   933        $ 1,733      $ 1,162          $ 1,570        $  5,398
Net income                          $   933        $ 5,067(a)   $ 1,162          $ 1,570        $  8,732
Income per share:
 Income from continuing
   operations                       $   .24        $   .45      $   .30          $   .40        $   1.39
 Net income                         $   .24        $  1.31(a)   $   .30          $   .40        $   2.25
1993
Net sales                           $25,591        $25,719      $24,241          $25,778        $101,329
Gross profit                        $ 6,731        $ 6,516      $ 5,764          $ 5,792        $ 24,803
Income from continuing
  operations                        $   618        $   727      $   233          $ 1,099(c)     $  2,677
Net income (loss)                  ($ 1,098)(b)    $   727      $   233          $ 1,099(c)     $    961
Income (loss) per share:
 Income from continuing
   operations                       $   .16        $   .18      $   .06          $   .28(c)     $    .68
 Net income (loss)                 ($   .28)(b)    $   .18      $   .06          $   .28(c)     $    .24

(a) Includes $3,334 ($.86 per share) of income from a discontinued operation reflecting the Company's favorable settlement of the preproduction portion of the proposal of its Fermont Division for an equitable adjustment on a contract with the U.S. Government.

(b) The Company recognized its proportionate share under equity accounting of CTS' adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," a charge of $1,896 ($.49 per share), and FASB Statement No. 109, "Accounting for Income Taxes," a credit of $180 ($.05 pre share). These onetime, non-cash accounting changes were adopted by CTS as cumulative effects to January 1, 1993.

(c) Increased by $608 ($.16 per share) from initial royalty under a technology transfer agreement. Includes a charge of $286 ($.07 per share) for staff reduction costs.

Report of Ernst & Young LLP, Independent Auditors

[Logo: Ernst & Young LLP]

1111 Summer Street
Stamford, Connecticut 06905
Phone: 203 326 8200
Fax:   203 358 9644
To the Board of Directors and Stockholders of Dynamics Corporation of America

We have audited the accompanying consolidated balance sheets of Dynamics Corporation of America as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of CTS Corporation (a corporation in which the Company had a 42.9% interest at December 31, 1994) have been audited by other auditors whose report, which included an explanatory paragraph for CTS Corporation's accounting changes discussed in Note 6 to these consolidated financial statements, has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for CTS Corporation, it is based solely on their report.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynamics Corporation of America at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes. As discussed in
Note 6 to the consolidated financial statements, in 1993 CTS Corporation changed its method of accounting for income taxes and post-retirement health care and life insurance benefits.

                                                         /s/ Ernst & Young LLP

February 22, 1995

Selected Financial Data
(amounts in thousands, except share data)

 Year ended December 31,               1994           1993          1992           1991             1990
Net sales                        $   96,453     $  101,329    $  110,243     $  111,962       $  110,306
Gross profit                     $   24,965     $   24,803    $   30,467     $   27,890       $   27,146
Income from continuing
  operations
  before equity in CTS           $    1,780     $    1,058(b) $    3,775(d)  $    2,580(g)    $    1,559(i)
Income (loss) from equity
  investment in continuing
  operations of CTS                   3,618          1,619          (442)           650              893
Income from continuing
  operations                          5,398          2,677         3,333          3,230            2,452
Income (loss) from
  discontinued division               3,334(a)                                   (4,071)(h)       (1,550)
Equity in income (loss) of
  discontinued
  unconsolidated affiliate                                           (20)          (492)             201
Loss on disposition of
  unconsolidated affiliate                                          (248)(e)
Equity in CTS' cumulative
  effect to January 1, 1993
  of changes in accounting
  methods                                           (1,716)(c)
Cumulative effect to
  January 1, 1992 of change
  in accounting for income
  taxes                                                             (942)(f)
Net income (loss)                $    8,732     $      961    $    2,123    ($    1,333)      $    1,103
Average common shares
  outstanding                     3,877,106      3,902,164     3,915,224      3,914,312        3,914,682
Amounts per common share:
 Income from continuing
  operations                     $     1.39     $      .68    $      .85     $      .83       $      .63
 Net income (loss)               $     2.25     $      .24    $      .54    ($      .34)      $      .28
 Cash dividends                  $      .20     $      .20    $      .20     $      .20       $      .20
 Stockholders' equity (j)        $    25.92     $    23.86    $    23.75     $    23.33       $    24.01
Total assets                     $  124,177     $  115,364    $  120,288     $  122,020       $  125,999
Long-term debt                   $      401     $      623    $    1,023     $    1,313       $    1,625

(a) Income from a discontinued operation of $3,334 ($.86 per share), reflecting the Company's favorable settlement of the preproduction portion of the proposal of its Fermont Division for an equitable adjustment on a contract with the U.S. Government.

(b) Increased by $608 ($.16 per share) from initial royalty income under a technology transfer agreement. Includes a charge of $286 ($.07 per share) for staff reduction costs.

(c) The Company recognized its proportionate share under equity accounting of CTS' adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," a charge of $1,896 ($.49 per share), and FASB Statement No. 109, "Accounting for Income Taxes," a credit of $180 ($.05 per share). These onetime, non-cash accounting changes were adopted by CTS as cumulative effects to January 1, 1993.

(d) Increased by $780 ($.20 per share) for resolution of prior years tax matters and $349 ($.09 per share) from the sale of property.

(e) Loss on disposition of the Company's equity investment in Farmhand Inc. ($.06 per share).

(f) Cumulative effect to January 1, 1992 of a change in the Company's method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes" ($.24 per share).

(g) Includes income from a resolution of prior years' tax matters of $1,015 ($.26 per share) and from a nonrefundable escrow deposit of $155 ($.04 per share) from the decision by Halton OY of Finland not to proceed with the purchase of the Company's Anemostat Division.

(h) Includes a charge of $2,678 ($.68 per share) for estimated operating losses and costs during the phase out period of the Company's Fermont Division.

(i) Increased by $448 ($.12 per share) from the reversal of an overaccrual in the prior year for a consumer product line restructuring and related product discontinuance and $277 ($.07 per share) from interest income on refunds of Federal income taxes, and reduced by charges of $1,051 ($.27 per share) for costs in connection with a patent infringement judgment, $655 ($.17 per share) for realized and unrealized losses on the Company's current marketable securities and $560 ($.14 per share) for a special warranty program.

(j) Based upon shares outstanding at end of period.

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes to Consolidated Financial Statements, appearing elsewhere in this Annual Report.

SEGMENTS OF BUSINESS

During 1994, the Company's continuing operations were in a number of manufacturing businesses conducted by four divisions and a subsidiary, each of which operates as a separate unit and each of which maintains its own sales, administration, accounting, marketing, engineering and manufacturing operations. Corporate headquarters determines policy and provides such services as legal counsel, accounting, financing, cash management, auditing, insurance, public relations and long-range planning guidance.

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

These segments accounted for the following net sales, operating results and other financial data for each of the three years in the period ended December 31, 1994:

Financial Information About Industry Segments

Year ended December 31:            1994          1993          1992
                                           (in thousands)
Net Sales:
 Electrical Appliances and
  Electronic Devices            $ 56,255      $ 53,813      $ 62,265
 Fabricated Metal Products
  and Equipment                   23,269        22,347        25,241
 Power and Controlled
  Environmental Systems           16,929        25,169        22,737
                                $ 96,453      $101,329      $110,243
Operating Profit:
 Electrical Appliances and
  Electronic Devices            $  3,067      $  1,438      $  3,619
 Fabricated Metal Products
  and Equipment                      450           498         1,667
 Power and Controlled
  Environmental Systems            1,101         2,399         1,821
                                   4,618         4,335         7,107
 Corporate Expenses               (2,008)       (2,719)       (2,451)
 Interest Income
  (Expense), net                     159            52           (31)
 Other Income (Expense),
  net                                (22)            7           314
                                $  2,747      $  1,675      $  4,939
Depreciation and
  Amortization:
 Electrical Appliances and
  Electronic Devices            $    944      $    795      $    741
 Fabricated Metal Products
  and Equipment                      189           255           253
 Power and Controlled
  Environmental Systems              135           157           187
 Corporate                            24            20             9
                                $  1,292      $  1,227      $  1,190
Capital Expenditures:
 Electrical Appliances and
  Electronic Devices            $    768      $    748      $    707
 Fabricated Metal Products
  and Equipment                       69           149           348
 Power and Controlled
  Environmental Systems                             31            44
 Corporate                            22            22            29
                                $    859      $    950      $  1,128
Identifiable Assets:
 Electrical Appliances and
  Electronic Devices            $ 21,920      $ 23,317      $ 24,110
 Fabricated Metal Products
  and Equipment                    8,224         8,154         8,924
 Power and Controlled
  Environmental Systems           11,172        10,837        15,435
 Corporate                        81,499        71,440        69,041
                                 122,815       113,748       117,510
 Assets of Division Held
  For Sale                         1,362         1,616         2,778
                                $124,177      $115,364      $120,288

Year ended December 31:            1994         1993           1992
                                    (dollar amounts in thousands)
U.S. Government Sales,
  direct and indirect
  (occurring predominantly
  in the Power and
  Controlled Environmental
  Systems segment),
  including sales to a
  single customer in
  excess of 10% (1993)          $ 7,340      $18,151        $13,360
Export Sales                    $14,025      $ 8,787        $10,137
Classes of Products representing 10% or more of Company net sales:
 Electrical Appliances and
  Electronic Devices:
  Consumer and Commercial
  Portable Electrical
  Appliances                       33.4%        37.0%          43.5%
  Thermal Management
  Components                       16.5%
 Fabricated Metal Products
  and Equipment:
  Air Distribution
  Equipment and Controls           24.1%        22.1%          22.9%

Notes:

See inside back cover for the classification of the Company's present manufacturing Divisions and Subsidiary for segment purposes and a brief description of each.

Total revenue by industry segments includes sales to all unaffiliated customers including the U.S. Government.

Operating profit is total revenues less operating expenses. Identifiable assets by industry segments are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, receivables and marketable securities, including the Company's equity investment in CTS Corporation, substantially all of which is held by its wholly owned subsidiary, LTB Investment Corporation.

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

The prices of the Company's Common Stock and dividends paid during 1994 and 1993 are as follows:

                              New York Stock Exchange        Dividends Paid
                          1994              1993           1994        1993
                     HIGH     LOW       HIGH      LOW

1st Quarter            16   13-1/4    14-3/8   12-7/8      $.10        $.10
2nd Quarter        15-5/8       13    16-3/8   13-7/8
3rd Quarter        20-1/4       14        17   15-1/2      $.10        $.10
4th Quarter            21   17-7/8    17-3/4   14-7/8


As of February 22, 1995 there were 4,051 shareholders of record.

The Board of Directors of the Company established a semi-annual dividend policy in January 1978 and expects to continue this policy. At its January 1984 meeting, the Board of Directors established the regular semi-annual dividend rate of ten cents ($.10) per share. The first payment for 1995 was made on March 1 to shareholders of record as of the close of business on February 15, 1995.

The number of employees of the Company as of December 31, 1994 was 1,081.

DCA's Manufacturing Divisions and Subsidiary

The following is the classification of the Company's present operations for industry segment purposes and a brief description of each:

Electrical Appliances
and Electronic Devices

INTERNATIONAL ELECTRONIC
RESEARCH CORPORATION
135 West Magnolia Blvd.
Burbank, California
91502-7704

Designs and manufactures heat dissipators/sinks and the Zero Insertion Force (ZIF(tm)) printed circuit board retainer, ZIF II using tool free concept, thermally efficient coldwalls and enclosures using the integrated ZIF(tm) or the machined ZIF(tm) technology approach for high performance electronic systems, and other components related to thermal management of electronic systems for the military/ aerospace, computer and commercial marketplace worldwide.

REEVES-HOFFMAN DIVISION
400 West North Street
Carlisle, Pennsylvania
17013-2248

Designs and manufactures quartz crystals, crystal oscillators, crystal filters and glass-to-metal hermetic seal packages for sales to customers worldwide. Primary applications include telecommunications, hybrid microcircuits, navigation, position location, medical electronics, test equipment, microwave and satellite communications and guidance systems.

WARING PRODUCTS DIVISION
283 Main Street
New Hartford, Connecticut
06057-0319

Manufactures commercial and consumer portable electrical appliances such as the original Blendor(R), NuBlend(R) and Touchblend(tm) blenders, mixers, can openers, food processors, juicers, juice extractors, coffee preparation products, ice cream makers and food dehydrators and steamers sold under the Waring(R), Acme Juicerator(R) and Qualheim(tm) brand names for both the domestic and export markets.

Power and Controlled
Environmental Systems

ELLIS AND WATTS DIVISION
4400 Glen Willow Lake Lane
Batavia, Ohio
45103-2356

Manufactures special air conditioning equipment, liquid cooling systems, fluid transfer units, air handling equipment, special fans, dehydrators, humidifiers, mobile vans and transportable suites (Environ(R)) for specialized electronic and medical diagnostic equipment, including "CT" Scanners, Lithotriptors and Magnetic Resonance Imaging (MRI) systems, for government, industry, medical and power plant use.

Fabricated Metal
Products and Equipment

ANEMOSTAT PRODUCTS
DIVISION
888 North Keyser Avenue
Scranton, Pennsylvania
18504-9723

Designs, manufactures and markets a broad line of air distribution products and systems with both pneumatic and electronic controls to meet the need for total environmental control in laboratories, industrial buildings, commercial buildings, and air distribution in aircraft, marine and rail equipment. Brand names include Anemostat(R), Anemotherm(R), Multi-Vent(R), Anemotrak(R) and Envirotrak(R). Anemostat also manufactures a line of UL(R) approved vision frames and louvers for fire rated doors.

Dynamics Corporation of America

Directors

HAROLD COHAN +*
 Business Consultant

PATRICK J. DORME
 Vice President-Finance and
 Chief Financial Officer of the Corporation

FRANK A. GUNTHER +*
 President, Highpoint Enterprises Incorporated

HENRY V. KENSING
 Vice President, General Counsel and Secretary of the Corporation

RUSSELL H. KNISEL +*
 Business Consultant

ANDREW LOZYNIAK
 Chairman of the Board and President
 of the Corporation

SAUL SPERBER +*
 Financial Advisor

Officers

ANDREW LOZYNIAK
 Chairman of the Board and President

HENRY V. KENSING
 Vice President, General Counsel and Secretary

PATRICK J. DORME
 Vice President-Finance and
 Chief Financial Officer

RICHARD E. SMITH
 Treasurer

M. GREGORY BOHNSACK
 Controller


+Member of Audit Committee
*Member of the Compensation Committee

Shareholders' Meeting:
The annual meeting of shareholders will be held on May 5, 1995 at 10:30 A.M. in the Cole Auditorium of the Greenwich Library, West Putnam Avenue at Dearfield Drive, Greenwich, Connecticut.

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

Transfer Agent and Registrar:
THE FIRST NATIONAL BANK OF BOSTON
P.O. Box 644
Mail Stop 45-02-09
Boston, Massachusetts 02102-0644
Tel. 617-575-2900

Independent Auditors:
ERNST & YOUNG LLP
1111 Summer Street
Stamford, Connecticut
06905-5571
Tel. 203-326-8200