Form 10-K, Exhibit 13
period 1995-12-31
DYNAMICS CORP OF AMERICA
filed 1996-03-27
CIK 30819

Dynamics
Corporation
of
America

1995
Annual Report

Dynamics Corporation of America
475 Steamboat Road
Greenwich, Connecticut 06830-7197

Dynamics Corporation of America

Contents                                                       Page
President's Message                                              2
Management's Discussion and Analysis                             4
Consolidated Balance Sheets                                      7
Consolidated Statements of Income                                8
Consolidated Statements of Stockholders' Equity                  9
Consolidated Statements of Cash Flows                           10
Notes to Consolidated Financial Statements                      11
Report of Independent Auditors                                  21
Selected Financial Data                                         22
Segments of Business                                            23
Range of Stock Prices and Dividend Information                  24
Divisions and Subsidiary                                Inside Back Cover


Dynamics Corporation of America is a diversified manufacturer of commercial and industrial products founded in 1924 and incorporated in New York. Its corporate headquarters are in Greenwich, Connecticut and its shares are listed on the New York Stock Exchange (trading symbol: DYA). The Company's seven plants are located in California, Connecticut, Ohio and Pennsylvania. Its five separate business units manufacture electronic components such as heat dissipators and Zero Insertion Force (ZIF(tm)) printed circuit board retainers, frequency control components and oscillators; commercial and consumer appliances sold under the Waring(R), Acme Juicerator(R), Qualheim(tm), Blendor(R), NuBlend(R) and Touchblend(tm) tradenames; air distribution products and systems sold under the Anemostat(R), Anemotrak(R) and Envirotrak(R) tradenames; vision frames and louvers for fire rated doors; and air conditioning and related equipment for power plant and other applications, and mobile vans and transportable shelters (including the Environ(R)) for specialized electronic and medical diagnostic equipment such as CT and MRI scanners. The Company also invests from time to time in shares of other businesses. The Company currently holds a 44.1% stake in CTS Corporation ("CTS"), an Indiana corporation headquartered in Elkhart whose shares are listed on the New York Stock Exchange (trading symbol: CTS). CTS is a manufacturer of electronic and electromechanical components and subsystems for the automotive, communications equipment, data processing, defense and aerospace, instruments and controls and consumer electronic markets.

President's Message
to Shareholders

   Dynamics Corporation of America recorded a 25% increase in its income from continuing operations, representing the highest level since 1985 as sales increased by $15,267,000, or 15.8%. The major contributing factors to the improved performance of Dynamics Corporation of America in 1995 were the increasing profitability of the CTS Corporation, in which DCA has a major and increasing investment, greater profitability of our International Electronic Research Corporation subsidiary, and the return to profitability of the Reeves-Hoffman Division. Responding to these better results, DCA shares, which were valued in the marketplace at $20.375 per share at December 31, 1994, increased in value by 20% to $24.50 at year-end.

   For the year ended December 31, 1995, the Company reported net income of $6,723,000, or $1.75 per share, on sales of $111,720,000, compared with net income of $8,732,000, or $2.25 per share, on sales of $96,453,000 in 1994.
Net income for 1995 was increased by $998,000, or $.26 per share, reflecting a favorable resolution of prior year tax matters. Net income for 1994 included $3,334,000, or $.86 per share, of income reflecting the Company's settlement of a claim of its Fermont Division on a contract with the U.S. Government, net of related expenses and income taxes.

   Included in net income was the Company's proportionate share of CTS Corporation's income for the year ended December 31, 1995, in accordance with the equity method of accounting, which was $4,411,000, or $1.15 per share, compared to $3,618,000, or $.93 per share, in 1994.

   As in 1994, the most notable contribution to operating earnings was made by International Electronic Research Corporation which increased its sales by 44% to $22,883,000 and increased its profitability by 26%. These results would have been even better had it not been for the sluggish retail demand for computers at year-end. Computer manufacturers reduced or extended orders for our heat dissipating products in the last two months of 1995, reducing IERC's monthly bookings to almost one-half the rate experienced during the first ten months of the year. However, delivery of customer ordered prototypes is again at a high level, bookings have begun to increase, and it is anticipated that, as new and more powerful computer models are introduced to the marketplace, orders will continue to accelerate.

   Even with this setback, IERC in 1995 recorded the highest sales and profitability in its history. Efforts to reduce its costs and expand its markets will continue.

   Reeves-Hoffman Division also improved its performance in 1995, returning to profitability with increasing sales. More importantly, the Division has expanded its engineering capabilities and continues to do so since the technology-driven markets it serves require new and higher performing crystal and oscillator products.

   Waring Products Division on the other hand experienced its most difficult year in recent memory with reduced sales of almost $4,000,000 compared to 1994. Waring's management had anticipated as the year began that an aggressive introduction of new products in 1995 would greatly increase 1995 sales over the prior year. As the year progressed, the credit worthiness of a number of its customers deteriorated and a decision was made to restrict sales to only financially sound retailers. Partly as a result, and because of curtailment of consumer spending, projected sales did not materialize and inventories rose beyond acceptable levels. On the positive side, however, Waring was fortunate not to have experienced large write-offs of its receivables from retailers who were unable to pay and some of whom were even forced into bankruptcy. New management at Waring is focused on building on the success of Waring's commercial appliance business as it addresses the uncertainties in its retail markets.

   Our Ellis & Watts operation increased its sales by approximately $8,500,000 primarily by shipments of power plant products to a customer in the Pacific Rim and as a result provided a meaningful contribution to the sales and profitability of Dynamics Corporation of America in 1995. The division's management is presently in negotiations with the same customer for orders for similar products and it is hoped that a significant contract will be entered into during the first half of 1996.

   Dynamics Corporation of America during the year purchased 81,000 shares of CTS Corporation common stock for $2,674,000, thereby increasing its ownership from 42.9% to 44.1%. Included in the Company's income from continuing operations is the proportionate share of CTS Corporation's results for the year, $4,411,000 in 1995 compared to $3,618,000 in 1994 and $1,619,000 in
1993.

   CTS Corporation achieved a significant improvement in performance in 1995. On February 1, 1996, it announced net sales of $300 million, $31 million or 12% higher than in 1994, and net income of $17.2 million, 22% higher than the $14 million recorded in the prior year.

    1996 marks the 100th anniversary of CTS Corporation. Joseph Walker, Chairman, President and Chief Executive Officer, reflecting on this milestone for CTS, recently stated in his letter to shareholders: "It is quite an accomplishment for any business considering the challenging and shifting economic circumstances, rapid technological developments and dramatically changing market needs which occurred in the past century. CTS has demonstrated its engineering capability to evolve technologies to serve the needs of a customer base which has changed continually since 1896. During this time, CTS has not only adapted to the demands of the marketplace, but has clearly demonstrated its ability to develop those products which meet the needs of its customers."

   We consider our investment in CTS a sound and long term one which will result in significant value to Dynamics Corporation of America's shareholders.

   In contrast to recent years when Dynamics Corporation of America did not require any borrowings, toward the end of the year the Company borrowed $3,000,000 under its Revolving Credit Agreement. These borrowed funds and internally generated funds were required to finance a $4,000,000 increase in accounts receivable and $5,000,000 in increased inventories at year-end. The Company also used $412,000 of its funds to acquire 17,577 shares of its common stock and to pay dividends of $768,000 to shareholders, as well as increasing its holdings in CTS.

   As we enter 1996, the latest economic statistics are not reassuring:
January payrolls fell by 200,000 persons and the unemployment rate climbed; household spending is flat; debt levels and delinquencies are rising while consumer confidence levels are falling. In sharp contrast to this economic activity, financial assets, in particular the stock market, are booming.

   Faced with this undetermined and uncertain economic landscape, planning for our operations will focus short term on insuring that our inventories are at proper levels and operating costs are in line with revenues, while at the same time we will expand our technology base, recruit talented personnel, and continue the design and development of new products.

   As always, we pledge our best efforts to evaluate all of our operations to determine the best allocation of the Company's resources and by so doing enhance shareholder values.

   Management sincerely thanks those employees who have responded to these challenging times with ingenuity, dedication and hard work. We also express our thanks to our shareholders, suppliers, customers and lending institutions who by their continued support and encouragement have made possible DCA's progress to date.

[Signature of Andrew Lozyniak]
Andrew Lozyniak
Chairman of the Board and President

March 8, 1996

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion, unless otherwise noted, pertains to continuing operations.

Results of Operations
(1995 compared to 1994)
Sales increased $15,267,000, or 15.8%, which included an increase in export sales of $9,839,000. Sales in the Electrical Appliances and Electronic Devices segment increased $6,456,000; sales of electronic devices, especially heat dissipators for computer microprocessors and frequency control crystal oscillators for the telecommunication industry, rose significantly, and sales of commercial electrical appliances to food and beverage equipment suppliers and restaurant chains were also up; competitive factors and a troubled retail industry reduced consumer appliance sales dramatically. Sales in the Power and Controlled Environmental Systems segment improved by $8,434,000, primarily on the strength of power plant product shipments to a single customer in the Pacific Rim who accounted for 10.1% of Company sales in 1995; sales of custom mobile products were also up in the segment, but were significantly offset by lower thermal and medical trailer and shelter shipments. Sales in the Fabricated Metal Products and Equipment segment increased $377,000, as sales from the door and systems product lines increased while air product line sales were flat.

    Gross profit increased $2,841,000 on higher sales; however, the gross profit percentage declined from 25.9% to 24.9%, due to material costs increases and lower selling prices required to meet intense competition. Gross profit in the Electrical Appliances and Electronic Devices segment increased on the strength of higher sales, especially of electronic devices, and lower manufacturing costs and better yields through process improvements for frequency control products, offset by declines in gross profit from electrical appliance sales because of reduced shipments, lower average selling prices for consumer products and a less favorable product mix. Gross profit increased in the Power and Controlled Environmental Systems segment due to the significant increase in sales of power plant products. Gross profit in the Fabricated Metal Products and Equipment segment was lower because of increases in material costs and production inefficiencies.

   Selling, general and administrative expenses increased $2,182,000 but declined as a percent of sales from 23.6% to 22.3%. Commissions accounted for the most significant portion of the rise in expenses, which also included increases in staffing, related fringe benefit and relocation costs, professional fees and insurance.

   Other expenses, net increased $1,309,000, which include charges of $444,000 for recall of the Dualit toaster, $415,000 for settlement of certain environmental matters, and $360,000 as an additional provision for future operating losses of a division held for sale, offset by a $198,000 gain from the sale of excess property and leasehold rights.

   A favorable resolution of prior year tax matters amounting to $998,000 resulted in a net income tax benefit of $215,000 for an effective tax benefit rate of 10.3%, compared to the prior year effective tax provision rate of 35.2% and the effective Federal statutory rate of 34%. Excluding the prior year tax matters, the effective tax rate increased 2.1% to 37.3% due to the effects of state taxes and non-deductible expenses.

Equity in CTS Corporation
Equity in the earnings of CTS Corporation increased $793,000 as a result of an increase in CTS' earnings of $3,197,000. According to CTS' published reports, investments in research and development and capital equipment for new products and cost reduction, combined with expansion in international markets and a 1994 product line acquisition, contributed to its increased sales and profitability.

Liquidity and Financial Resources
Cash and cash equivalents amounted to $1,767,000 at December 31, 1995, a decrease of $5,070,000 from the previous year end, due substantially to increases in accounts receivable and inventories amounting to $9,057,000. During the year the Company borrowed $3,000,000 under its Revolving Credit Agreement which amount remained outstanding at December 31, 1995.

   During the year, the Company acquired 81,000 shares of CTS Corporation common stock for $2,674,000, paid $412,000 to acquire 17,577 shares of the Company's common stock for treasury, paid dividends of $768,000 to shareholders, and invested $1,915,000 in new equipment, including $403,000 for production and test equipment to manufacture approximately $69 million of generator sets in 1996 and 1997 under a Government contract awarded in 1995 to Fermont, a division held for sale.

   The assets of Fermont amounted to $1,759,000 at December 31, 1995. Under the above mentioned Government contract, projected net cash requirements in 1996, when deliveries are scheduled to begin, for working capital and equipment, net of Government progress payments, are estimated to approximate $5.0 million; however, Fermont projects positive cash flow on the contract.

   The Company has available unused credit of $34,000,000 under its Revolving Credit Agreement with four banks and an additional $9,000,000 under an uncommitted line of credit with a bank.

   Liquidity and financial resources are considered adequate to fund planned Company operations, including capital expenditures and payment of dividends. The Company intends to continue its stated policy of reviewing potential acquisitions which it believes could enhance growth and profitability.

   The Company recorded deferred income taxes for transactions reported during different years for financial reporting and for income tax reporting purposes, as required by generally accepted accounting principles. In general, the Company has recorded deductions for financial reporting purposes which become deductible in subsequent years for income tax reporting purposes (temporary differences). The application of anticipated income tax rates to these deductions results in future tax benefits, or deferred tax assets. Management anticipates that the Company's deferred tax assets will be realized based upon its expectation of future taxable earnings. The Company's income from continuing operations before income taxes aggregated $6,519,000 for the three years ended December 31, 1995, and sustaining this income level would be sufficient to realize all deferred tax assets over the statutory tax recovery period. The Company will require aggregate taxable income of $14,522,000 to realize its net deferred tax assets of $5,533,000, excluding deferred tax liabilities for the undistributed earnings of the Company's equity investment in CTS Corporation amounting to $3,083,000 at December 31, 1995. Under applicable carryback provisions of the current Internal Revenue Code, $11,510,000 of the prior years' taxable income could be utilized to realize deferred tax assets. Although they are not expected to be required, the Company has available various tax planning strategies, including property sale and leaseback strategies, to supplement taxable income from operations in order to realize deferred tax assets. The Company in large measure controls the reversal of $7,516,000 of temporary differences and a significant portion of the remaining differences is expected to reverse during the next five years.

   The Company has been notified by the U.S. Environmental Protection Agency ("EPA") that it is a Potentially Responsible Party ("PRP") regarding hazardous waste cleanup at a non-Company site in Connecticut and at a Company site in California. Certain of the PRPs at the Connecticut site have agreed with the EPA to fund a feasibility study at the site and have sued the Company and other PRPs who have not agreed to share the costs. A property owner adjacent to the California site has sued the Company and others for allegedly causing contamination of their property. The Company incurred costs to fund engineering studies and conduct investigations of, and to remove contaminants from, the California site and to pay related expenses. The Company has settled a lawsuit brought by a state environmental agency for response costs at a non-Company site in Pennsylvania as to which the Company was earlier designated a PRP; and the Company has also been sued by certain of the PRPs who have agreed with the state agency to fund other past response costs at the Pennsylvania site, to recover a portion of those costs from the Company and other PRPs who have not agreed to participate in such funding. The Company is also a defendant in two lawsuits seeking contribution for Superfund cleanup costs relating to two other non-Company sites in Pennsylvania.

   The amount of future environmental-related expenditures and the extent of insurance coverage is not determinable at this time and the Company is not in a position to estimate the loss or range of loss, if any, which may result from environmental-related matters. Based upon its knowledge of the extent of the Company's exposure and current statutes, rules and regulations, and emerging alternative remedial approaches, management believes that the anticipated costs resulting from claims and proceedings with respect to the above mentioned sites, including possible remediation, the extent of which is presently unknown, will not materially affect the financial position of the Company. However, it is possible, but unanticipated at this time, that future results of operations or cash flows could be materially affected by an unfavorable resolution of these matters.

   In 1995 the Company expended or provided $695,000, including $165,000 for the California site and $415,000 for one of the Pennsylvania sites, to manage hazardous substances, to monitor pollutants, to test for contaminants, to provide for required removal activities and to settle the lawsuit for past response costs at one of the non-Company sites in Pennsylvania, a 75% increase in such costs over the prior year. Accruals for such matters at December 31, 1995 amounted to $565,000.

   In complying with federal, state and local environmental statutes and regulations, the Company has altered or modified certain manufacturing processes and expects to do so in the future. Such modifications to date have not significantly increased capital expenditures or affected the competitiveness of the Company.

   With respect to recently issued FASB Statements Nos. 121 and 123, as described in the Notes to the Financial Statements, the Company anticipates no substantial impact on its financial position or results of operations upon adoption in 1996.

Results of Operations
(1994 compared to 1993)
Sales decreased $4,876,000 or 4.8%. Sales in the Electrical Appliances and Electronic Devices segment increased $2,442,000 on a nearly threefold increase in sales of heat dissipating devices for advanced microprocessors installed in personal computers. Sales of frequency control products were marginally higher, while sales of electrical appliances declined sharply in the consumer domestic portion of the segment because of reduced product placement with retailers for blender and food mixer products and significantly lower sales of food preparation specialty products. Sales in the Power and Controlled Environmental Systems segment declined $8,240,000 due to lower sales of custom mobile products principally because of the completion in the prior year of a multi-unit defense-related contract. Sales of power plant products and services and mobile and transportable medical units increased, offsetting a decline in the sales of thermal products. Sales in the Fabricated Metal Products and Equipment segment increased $922,000 as sales of air and door products increased due to the modest recovery in the commercial building construction market. Systems sales declined on lower start-up and installation revenues.

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

Equity in CTS Corporation
Equity in the earnings of CTS Corporation increased $1,999,000 as a result of CTS' increase in earnings of $7,397,000 over 1993, before accounting changes, and because the Company's proportionate share in CTS' earnings increased as its percentage ownership of CTS common stock increased to 42.9% from 37.3% during the year through purchases of CTS stock. In 1993 the Company recorded a charge of $1,716,000, or $.44 per share, for its proportionate share of CTS' net charge from its adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and FASB Statement No. 109, "Accounting for Income Taxes."

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

Dynamics Corporation of America

Consolidated Balance Sheets
(dollar amounts in thousands)

As of December 31,                                                                    1995        1994
Assets
Current Assets:
 Cash and cash equivalents                                                        $  1,767    $  6,837
 Accounts receivable, less allowances of $484 and $604                              19,175      15,214
 Inventories--Note 2                                                                22,989      17,893
 Other current assets--Note 3                                                        1,237       3,065
 Current assets of division held for sale--Note 4                                    1,191       1,185
 Deferred income taxes                                                               4,434       5,418
                                                                                     -----      -------
   Total Current Assets                                                             50,793      49,612
Property, Plant and Equipment, at cost, less accumulated depreciation and
  amortization--Notes 5 and 8                                                        3,603       3,472
Equity Investment in CTS Corporation--Note 6                                        77,180      69,291
Other Assets                                                                         2,725       1,719
Deferred Income Taxes                                                                               83
                                                                                     -----      -------
   Total Assets                                                                   $134,301    $124,177
                                                                                     =====      =======
Liabilities
Current Liabilities:
 Current installments of long-term debt                                           $     63    $    126
 Accounts payable                                                                    6,284       4,454
 Accrued expenses and sundry liabilities--Notes 4 and 7                             14,616      15,648
 Federal income taxes payable                                                          851       2,006
                                                                                     -----      -------
   Total Current Liabilities                                                        21,814      22,234
Long-term Debt--Note 8                                                               3,424         401
Other Liabilities--Note 13                                                           1,605       1,817
Deferred Income Taxes                                                                1,984
                                                                                     -----      -------
   Total Liabilities                                                                28,827      24,452
                                                                                     -----      -------
Contingencies--Note 14

Stockholders' Equity--Notes 9 and 10
Preferred Stock, par value $1 per share--authorized 894,000 shares--none issued
Series A Participating Preferred Stock, par value $1 per share--authorized
  106,000 shares--none issued
Common Stock, par value $.10 per share--authorized 10,600,000; outstanding
  3,829,561 and 3,846,677 shares                                                       383         385
Paid-in Additional Capital                                                          11,623      11,698
Retained Earnings                                                                   93,807      88,133
Deferred Compensation                                                                 (339)       (491)
                                                                                     -----      -------
   Total Stockholders' Equity                                                      105,474      99,725
                                                                                     -----      -------
   Total Liabilities and Stockholders' Equity                                     $134,301    $124,177
                                                                                     =====      =======

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Income
(dollar amounts in thousands, except per share data)

 For the Years ended December 31,                                       1995      1994        1993
Net sales                                                           $111,720   $96,453    $101,329
Cost of sales                                                         83,914    71,488      76,526
                                                                       -----      ----      -------
Gross profit                                                          27,806    24,965      24,803
Selling, general and administrative expenses                          24,898    22,716      24,071
                                                                       -----      ----      -------
                                                                       2,908     2,249         732
Other income (expense), net--Note 11                                    (811)      498         943
                                                                       -----      ----      -------
Income from continuing operations before items shown below             2,097     2,747       1,675
Income tax charge (benefit)--Note 12                                    (215)      967         617
                                                                       -----      ----      -------
Income from continuing operations before equity in CTS
  Corporation                                                          2,312     1,780       1,058
Income from equity investment in CTS Corporation, net of income
  tax charges of $2,158, $1,082 and $52                                4,411     3,618       1,619
                                                                       -----      ----      -------
Income from continuing operations                                      6,723     5,398       2,677
Income from discontinued operation, net of income tax charge of
  $2,022--Note 4                                                                 3,334
Equity in CTS' cumulative effect to January 1, 1993 of changes in
  accounting methods--Note 6                                                                (1,716)
                                                                       -----      ----      -------
Net income                                                          $  6,723   $ 8,732    $    961
                                                                       =====      ====      =======
Income (loss) per common share:
 Continuing operations                                              $   1.75   $  1.39    $    .68
 Discontinued operation                                                            .86
 Equity in CTS' cumulative effect to January 1, 1993 of changes
  in  accounting methods                                                                      (.44)
                                                                       -----      ----      -------
 Net income                                                         $   1.75   $  2.25    $    .24
                                                                       =====      ====      =======

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Stockholders' Equity
(dollar amounts in thousands, except per share data)

For the Years ended December 31, 1995, 1994 and 1993

                                         Common                  Paid-in                                Total
                                         shares        Par    additional   Retained     Deferred    stockholders'
                                     outstanding*     value      capital   earnings  compensation       equity
                                        ----------    -------    --------    -------    ----------   ------------
Balance at December 31, 1992           3,903,035       $390      $11,573    $81,015      ($ 262)       $ 92,716
Shares issued and issuable from
  treasury pursuant to benefit
  plans and other                          3,727          1           65                    (32)             34
Shares acquired for treasury and
  pursuant to benefit plans              (17,011)        (2)        (183)       (70)         58            (197)
Amortization of deferred
  compensation and related tax
  charge                                                              (4)                    85              81
Net income                                                                      961                         961
Cash dividends ($.20 per share)                                                (781)                       (781)
                                         --------     ------      ------      -----      --------      ----------
Balance at December 31, 1993           3,889,751        389       11,451     81,125        (151)         92,814
Shares issued and issuable from
  treasury pursuant to benefit
  plans                                   35,055          4          524                   (507)             21
Shares acquired for treasury and
  pursuant to benefit plans              (78,129)        (8)        (274)      (947)         43          (1,186)
Amortization of deferred
  compensation and related tax
  charge                                                              (3)                   124             121
Net income                                                                    8,732                       8,732
Cash dividends ($.20 per share)                                                (777)                       (777)
                                         --------     ------      ------      -----      --------      ----------
Balance at December 31, 1994           3,846,677        385       11,698     88,133        (491)         99,725
Shares issued and issuable from
  treasury pursuant to benefit
  plans                                      461                      19                                     19
Shares acquired for treasury and
  pursuant to benefit plans              (17,577)        (2)        (129)      (281)                       (412)
Amortization of deferred
  compensation and related tax
  benefit                                                             35                    152             187
Net income                                                                    6,723                       6,723
Cash dividends ($.20 per share)                                                (768)                       (768)
                                         --------     ------      ------      -----      --------      ----------
Balance at December 31, 1995           3,829,561       $383      $11,623    $93,807      ($ 339)       $105,474
                                         ========     ======      ======      =====      ========      ==========

*Net of shares held in treasury--3,345,600, 3,328,484 and 3,285,410 voting shares at December 31, 1995, 1994 and 1993, respectively. The cumulative cost of treasury shares at December 31, 1995 amounted to approximately $35,300. Includes non-voting shares outstanding of 3,892 at December 31, 1995.

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America
Consolidated Statements of Cash Flows
(dollar amounts in thousands)

For the Years ended December 31,                                     1995      1994        1993
Operating activities:
 Net income                                                       $ 6,723   $ 8,732    $   961
 Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
   Depreciation and amortization                                    1,498     1,292      1,227
   Deferred income taxes                                            3,051       498        301
   Loss (income) before income taxes from equity investment
     in CTS                                                        (6,569)   (4,700)        45
   Dividends from CTS                                               1,354       930        767
   Gain on sale of property                                          (198)
   Issuance of Company Common Stock                                    19        21         34
   Decrease in other liabilities                                     (212)   (1,137)      (962)
   Decrease (increase) in other assets                               (605)        1       (347)
   Other, net                                                         194       122         85
   Changes in operating assets and liabilities:
    Accounts receivable                                            (3,961)    1,073      3,404
    Inventories                                                    (5,096)      199      3,083
    Other current assets                                            1,352    (1,168)      (771)
    Accounts payable, accrued expenses and sundry liabilities         798     3,937     (3,704)
    Federal income taxes payable                                   (1,155)     (348)         1
   Decrease (increase) in assets of division held for sale           (409)      223      1,042
                                                                     ----      ----      ------
 Net cash provided by (used in) operating activities               (3,216)    9,675      5,166
                                                                     ----      ----      ------
Investing activities:
 Purchases of CTS common stock                                     (2,674)   (8,538)
 Purchases of property, plant and equipment                        (1,512)     (859)      (929)
 Proceeds from sale of property                                       200
 Proceeds from note receivable                                        476        49         47
                                                                     ----      ----      ------
 Net cash used in investing activities:                            (3,510)   (9,348)      (882)
                                                                     ----      ----      ------
Financing activities:
 Principal payments under capital lease obligations and
  mortgages                                                          (164)     (496)      (432)
 Borrowings under lines of credit                                   3,000
 Purchases of treasury stock                                         (412)   (1,186)      (197)
 Dividends paid                                                      (768)     (777)      (781)
                                                                     ----      ----      ------
 Net cash provided by (used in) financing activities                1,656    (2,459)    (1,410)
                                                                     ----      ----      ------
Increase (decrease) in cash and cash equivalents                   (5,070)   (2,132)     2,874
Cash and cash equivalents at beginning of year                      6,837     8,969      6,095
                                                                     ----      ----      ------
Cash and cash equivalents at end of year                          $ 1,767   $ 6,837    $ 8,969
                                                                     ====      ====      ======

The accompanying notes are an integral part of these statements.

Dynamics Corporation of America

Notes to Consolidated
Financial Statements

Note 1: Significant Accounting Policies

(a) The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those reported. The investment in CTS Corporation is accounted for by the equity method of accounting. All material intercompany transactions and accounts have been eliminated in consolidation.

(b) Revenues are reported on contracts, principally government related, based on the proportion of units completed to units contracted. Costs related to such revenues are based on estimated average costs for units contracted.

(c) Inventories are stated at the lower of cost or market. Inventory costs have been determined by the last-in, first-out (LIFO) method for approximately 41% (1995) and 36% (1994) of inventories, excluding inventories subject to progress billings under contracts. Costs for other inventories have been determined principally by the first-in, first-out (FIFO) method.

(d) Depreciation is computed on the straight-line and declining balance methods over the estimated useful lives of assets.

(e) Realized gain or loss on the sale of marketable securities is determined using specific cost identification. The Company's current marketable securities are considered trading securities.

(f) Research and development costs are expensed as incurred and amounted to $1,714,000 (1995), $1,664,000 (1994) and $1,252,000 (1993).

(g) Advertising costs are expensed as incurred and amounted to $2,283,000
(1995), $2,396,000 (1994) and $3,130,000 (1993).

(h) Per share data is based upon the weighted average number of common and common equivalent shares outstanding during the periods.

(i) For purposes of the Consolidated Statements of Cash Flows, the Company considers all investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value.

(j) Certain of the Company's products are sold with warranties, under which the Company will repair or replace products during the designated warranty periods. Costs associated with warranties are determined on the basis of estimated future costs.

(k) The Company's concentration of credit risk with respect to its accounts receivable is limited due to the large number of customers and their diversification across many different industries. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit in some instances.

(l) In 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock- Based Compensation," which provides an accounting alternative to APB Opinion No. 25, "Accounting for Stock Issued to Employees," for stock-based compensation issued to employees effective for fiscal years beginning after December 15, 1995. The Statement allows for a fair value-based method of accounting for employee stock options and similar equity instruments. If the Company continues to account for stock-based compensation arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of fair value-based accounting for those arrangements. The Company has not yet determined whether it will adopt the recognition provision of Statement No. 123.

(m) In 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement, which must be adopted in 1996, requires companies to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. The Company does not believe that the adoption of Statement No. 121 will have a material effect on its financial position or results of operations.

Note 2: Inventories

                                    1995       1994
                                   -----------------
                                     (in thousands)

Raw materials and supplies       $ 8,772    $ 7,579
Work in process                    7,354      6,791
Finished goods                     6,863      3,391
                                    ----      -----
                                  22,989     17,761
                                    ----      -----
Inventories subject to
  progress billings                             666
Progress billings                              (534)
                                    ----      -----
                                                132
                                    ----      -----
                                 $22,989    $17,893
                                    ====      =====

   The excess of current replacement cost over LIFO cost of inventories amounted to approximately $800,000 (1995) and $982,000 (1994).

   The United States Government has liens on substantially all inventories subject to progress billings.

Note 3: Other Current Assets

   Other current assets as of December 31, 1994 included marketable securities at market of $631,000, with a cost basis of $2,115,000.

Note 4: Division Held for Sale--Fermont Division

On September 30, 1991, the Company determined to discontinue operations at its Fermont Division, a manufacturer of electrical power systems for government and commercial markets, and put the assets and business up for sale. In conjunction with the discontinuance, the Company recorded a provision for disposition of $5,600,000 for costs estimated to be incurred prior to Fermont's disposition, including $3,629,000 for operating losses during the phaseout period. The provision for disposition in the Consolidated Statement of Operations in 1991 was reduced by $1,600,000 before taxes for the favorable settlement of a court action involving a contract for the sale of 60 KW engine generator sets to the Government. Fermont's sales for the years ended December 31, 1995, 1994 and 1993 were $2,444,000, $11,247,000
(including the $6,450,000 settlement referred to below) and $5,248,000, respectively.

   At the time the operations were discontinued, Fermont was a party to a contract with the U.S. Government for the production of 3KW engine generator sets. The contract was subject to First Article approval of prototype 3KW units. A proposed change order was submitted to the Government in April 1992 seeking equitable compensation for constructive changes by the Government and associated delays in the contract. In May 1994, the Company agreed to accept $6,450,000 from the Government in settlement of the preproduction portion of its proposed change order. The settlement, net of related expenses and income taxes, amounted to $3,334,000, or $.86 per share, and was reported as income from discontinued operations in 1994. The Government contracted for further testing of prototype units at that time. In March 1995, the Government terminated the 3KW contract for the convenience of the Government; the Company has filed a claim for compensation for its costs and losses related to the termination.

   In July 1994, Fermont bid on a major new generator set contract and decided to pursue other contracts. Accordingly, commencing on July 1, 1994, the division is no longer classified as a discontinued operation but as a business held for sale. An estimate for the projected operating losses for the ensuing twelve month period, including costs to consummate the division's sale and adjustments for the net realizable value of the division's assets, was provided from the remainder of the reserve established in 1991 to discontinue the operation. In June 1995, the Company recorded an additional provision for future operating losses of $360,000. Although the amount recorded at December 31, 1995 represents management's best estimate of the outcome of these matters, it is possible that future adjustments to this reserve may be required.

   In January 1995, Fermont was awarded a contract to manufacture tactical quiet (TQ) generator sets for the U.S. Army Aviation and Troop Command. The Government's initial delivery order issued with the award and subsequent additions call for deliveries of gensets aggregating $69,000,000. Shipments are expected to begin in 1996 subject to First Article prototype approval. The contract is a two-year requirements contract.

   Current assets of the division held for sale consist primarily of accounts receivable and inventories. Accounts payable and accrued expenses and sundry liabilities included $862,000 and $677,000 at December 31, 1995 and 1994, respectively, related to the division held for sale.

Note 5: Property, Plant and Equipment
(in thousands)

                                                      1995
                                          -------------------------------
                                           Fixed    Capital
Classification                            Assets     Leases       Total
-------------------------------------     -------    -------   ---------
Land and improvements                    $   983                $   983
Buildings and improvements                 8,972     $1,520      10,492
Machinery, equipment, furniture and
  fixtures                                23,974        688      24,662
Leasehold improvements                       517                    517
                                          ------     ------      -------
                                          34,446      2,208      36,654
Less accumulated depreciation and
  amortization                            31,243      1,808      33,051
                                          ------     ------      -------
                                         $ 3,203     $  400     $ 3,603
                                          ======     ======      =======

                                                      1994
                                          -------------------------------
                                          Fixed     Capital
Classification                           Assets      Leases      Total
-------------------------------------     -------    -------   ---------
Land and improvements                    $   983                $   983
Buildings and improvements                 8,979     $2,270      11,249
Machinery, equipment, furniture and
  fixtures                                22,536        651      23,187
Leasehold improvements                       507                    507
                                          ------     ------      -------
                                          33,005      2,921      35,926
Less accumulated depreciation and
  amortization                            29,908      2,546      32,454
                                          ------     ------      -------
                                         $ 3,097     $  375     $ 3,472
                                          ======     ======      =======

Note 6: Equity Investment in CTS Corporation
The Company's holdings aggregated 2,303,100, 2,222,100 and 1,920,900 shares of CTS Corporation ("CTS") common stock at December 31, 1995, 1994 and 1993, respectively. The Company's equity ownership in CTS was 44.1%, 42.9% and 37.3% at December 31, 1995, 1994 and 1993, respectively.

   The market value of the Company's investment in CTS amounted to $86,942,000 and $61,663,000 at December 31, 1995 and 1994, respectively. The market value of the Company's investment in CTS on February 27, 1996 amounted to $86,654,000, on holdings of 2,303,100 shares. Under the Control Share Acquisitions Chapter of the Indiana Business Corporation Law, 1,020,000 of the Company's shares of CTS stock presently have no voting rights.

   The excess of the carrying amount of the Company's investment over the underlying equity in the net assets of CTS, net of accumulated amortization of $8,334,000, amounted to $14,143,000 at December 31, 1995 and is being amortized over twenty-five years (commencing in 1986) using the straight-line method ($854,000 in 1995). At December 31, 1995, undistributed net income of CTS included in the Company's retained earnings, before Company-provided deferred income taxes of $3,083,000, amounted to $9,068,000.

   CTS operates primarily in one business segment, electronic and electromechanical components and subsystems, in worldwide markets. Summarized financial information derived from CTS' 1995 Annual Report to Stockholders follows:

                                              Year Ended December 31,
                                          ---------------------------------
                                             1995        1994          1993
                                          --------    --------   ----------
                                                   (in thousands)
Net sales                                $300,157    $268,707     $236,979
                                          =======     =======      ========
Gross profit                             $ 74,804    $ 63,067     $ 53,052
                                          =======     =======      ========
Earnings before cumulative effect of
  changes in accounting principles       $ 17,164    $ 13,967     $  6,570
Cumulative effect of accounting
  change
  --postretirement benefits                                         (5,096)
Cumulative effect of accounting
  change
  --income taxes                                                       482
                                          -------     -------      --------
Net earnings                             $ 17,164    $ 13,967     $  1,956
                                          =======     =======      ========
Current assets                           $126,113    $110,667     $ 97,266
                                          =======     =======      ========
Noncurrent assets                        $101,014    $ 96,159     $ 87,798
                                          =======     =======      ========
Current liabilities                      $ 50,962    $ 44,792     $ 49,888
                                          =======     =======      ========
Noncurrent liabilities                   $ 29,912    $ 30,179     $ 15,973
                                          =======     =======      ========
Stockholders' equity                     $146,253    $131,855     $119,203
                                          =======     =======      ========

Notes to Consolidated
Financial Statements (continued)

   Certain reclassifications have been made for all years presented in CTS' financial statements to conform to the classifications adopted by CTS in 1995.

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

Note 7: Accrued Expenses and Sundry Liabilities

                                                1995         1994
                                             ---------------------
                                                (in thousands)
Salaries, wages, commissions and
  employee benefits                          $ 3,972      $ 2,988
Taxes, other than Federal income taxes         1,116        1,398
Insurance                                      1,715        1,242
Customer contract claims, including
  price adjustments and refunds                2,800        2,800
Advances from customers                        1,131        1,835
Warranties                                       941          967
Division held for sale                           642        2,497
Other                                          2,299        1,921
                                              -------      --------
                                             $14,616      $15,648
                                              =======      ========

Note 8: Long-term Debt and Credit Facilities

 Long-term Debt                                1995         1994
                                              ------------------
                                                (in thousands)
Revolving credit notes, 6.10% at
  December 31, 1995                           $3,000
Obligations under capital leases                 487        $527
                                              -------      --------
                                               3,487         527
Less current portion                              63         126
                                              -------      --------
                                              $3,424        $401
                                              =======      ========

   Capital leases generally provide that the Company pay property taxes and operating costs. Certain capital leases contain renewal and/or purchase options.

   Minimum lease payments under capital leases total $741,000, including $254,000 representing interest. Minimum lease payments in each year for the next five years are: $106,000, $86,000, $78,000, $58,000 and $45,000.

   The Company leases real estate and equipment under operating leases. Certain of the leases contain renewal options and escalation clauses relating to taxes and maintenance. Rental expense amounted to $747,000, $585,000 and $676,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

   Minimum lease payments under operating leases total $3,035,000. Minimum lease payments in each year for the next five years are: $657,000, $529,000, $456,000, $388,000 and $276,000.

   Interest payments amounted to $85,000, $73,000 and $118,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Credit Facilities
The Company has a Revolving Credit Agreement with banks which provides a line of credit of up to $37,000,000 through November 30, 1998 at the lower of the prime rate or other rate options available at the time of borrowing. The Company pays a commitment fee of 1/4% based on the unused portion of the line. The Agreement provides that, at the option of the Company, the principal outstanding at November 30, 1998 may be converted to a four year term loan, with interest at the lower of the prime rate or other rate options, payable in equal semi-annual principal installments. The Agreement contains restrictions which, among other things, require the Company to have income from continuing operations before equity in the operating results of unconsolidated affiliates for the year and in at least one of any two consecutive fiscal quarters. The Agreement requires maintenance of certain financial ratios and contains other restrictive covenants, including a restriction on payment of dividends to 50% of current year's net income plus $3,000,000.

   The Company also has an uncommitted line of credit with a bank amounting to $9,000,000. The Company does not pay any fee for the uncommitted line and therefore the availability of the line is at the discretion of the bank.

   Outstanding letters of credit, principally related to imports and bid and performance bond obligations, amounted to $5,229,000 at December 31, 1995.

Note 9: Stockholders' Equity

1980 Restricted Stock and Cash Bonus Plan
The Plan, prior to amendment, provided for the discretionary award or sale of up to 400,000 shares of common stock to key executives. The shares awarded or sold are subject to restrictions against transfer as well as repurchase rights of the Company which, in effect, provide for the lapse of restrictions at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the date restrictions lapse in the case of an award, or the excess of the fair market value thereof as of such date over the original purchase price if the shares were purchased, with a limit upon the total bonuses paid to any participant during the 5-year period of twice the fair market value of the shares on the date of award or sale. The Plan was amended in 1988 to make additional shares available for issuance to replenish the Plan for shares awarded since its inception. At December 31, 1995, 1994 and 1993, 339,000, 339,000 and 370,500 shares, respectively, were available for award or sale under the Plan.

   In addition to the shares issued and amortization of deferred compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued bonuses of $349,000 (1995), $272,000 (1994) and $58,000 (1993) and
reacquired (at no cost) through forfeitures 3,000 (1994) and 3,800 (1993) previously issued restricted shares pursuant to the Plan.

1986 Stock Plan for Outside Directors
The Plan provides for a portion of outside directors' compensation to be deferred and to be paid in shares of the Company's common stock upon a director's retirement, disability or death. Under the Plan, common stock units (payable in shares of the Company's common stock on a one-for-one basis) are credited to the directors based on their service as outside directors each year. Common stock units of 437 (1995), 547 (1994) and 449
(1993) were credited to the outside directors. In 1995, 100 shares were distributed under the Plan to a deceased director's estate. The total number of units in the Plan is 4,911 at December 31, 1995.

Note 10: Preferred Stock Purchase Rights
In 1986 the Company declared a distribution to shareholders of record on February 14, 1986 of one preferred stock purchase right for each outstanding share of the Company's voting and non-voting common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of a newly created series of participating preferred stock at an exercise price of $80. The rights become exercisable ten days after a public announcement that a party or group has acquired or obtained the right to acquire 20% or more of the Company's common stock in a transaction not previously approved by the Board of Directors of the Company, or after commencement or public announcement of a tender offer for 25% or more of the Company's common stock. The rights, which are non-voting, may be redeemed by the Company at a price of $.05 per right at any time prior to their expiration or prior to the acquisition by a party or group of 20% of the Company's common stock, unless approved by the Board of Directors. The participating preferred stock to be purchased upon exercise of the rights will be nonredeemable.

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

   In December 1995, the Board of Directors of the Company voted to extend the expiration date of the rights from February 14, 1996 to February 14, 2006, at which time the rights will expire unless further extended.

Notes to Consolidated
Financial Statements (continued)

Note 11: Other Income (Expense), Net

 Income (Expense):        1995   1994     1993
                          ---------------------
                              (in thousands)
Interest:
 Income                  $ 211   $239    $  181
 Expense                   (92)   (73)     (118)
                           ---      -      ----
                           119    166        63
Royalties                  113    157     1,207
Sales of property and
  leasehold rights         236
Dualit toaster recall     (444)
Environmental
  response costs          (415)
Division held for
  sale                    (360)
Staff reduction           (125)            (470)
Other, net                  65    175       143
                           ---    ---      ----
                        ($ 811)  $498    $  943
                           ===    ===      ====

Note 12: Income Taxes
Income tax charges (credits) from continuing operations consist of:

                           1995     1994    1993
                           ---------------------
                              (in thousands)
Current income taxes:
 Federal                ($ 1,159) $  937    $211
 State                       (81)    225      77
 Foreign                      35     327
                           -----   -----     ---
                          (1,205)  1,489     288
                           -----   -----     ---
Deferred income
  taxes:
 Federal                     790    (273)     51
 State                       160    (136)    125
 Foreign                      40    (113)    153
                           -----   -----     ---
                             990    (522)    329
                           -----   -----     ---
                        ($   215) $  967    $617
                           =====   =====     ===

Gross income subject to foreign taxes amounted to $516,000, $1,328,000 and $1,000,000 for tax years 1995, 1994 and 1993, respectively.

Deferred income tax charges (credits) result from the following:

                         1995     1994     1993
                         -----------------------
                              (in thousands)
Inventory               $ 636   ($ 205)   ($572)
Employee benefits         (35)     107      (94)
Division held for
  sale                    729      (13)     438
Warranties                         123      152
Environmental costs      (180)
Deferred income           (98)    (274)     372
Insurance                (141)    (292)
Toaster recall           (110)
Investments               241
Prepaid commissions       (79)
Depreciation              (49)
Other, net                 76       32       33
                           --      ---      -----
                        $ 990   ($ 522)    $329
                           ==      ===      =====

A reconciliation of the applicable Federal statutory rate to the Company's consolidated effective tax (benefit) rate from continuing operations before equity in CTS follows:

                             1995      1994      1993
                             ------------------------
Statutory rate               34.0%    34.0%     34.0%
State income taxes, net
  of Federal income tax
  benefit                     2.5      2.1       8.0
Foreign taxes                 3.6     11.9       9.2
Resolution of prior
  year tax matters          (47.6)
Employee benefits            (1.1)    (1.0)     (3.9)
Foreign tax credits          (3.7)   (12.3)    (12.6)
Other, net                    2.0       .5       2.1
                             ----      ---      -----
                            (10.3%)   35.2%     36.8%
                             ====      ===      =====

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                 1995      1994
                                ---------------
                                 (in thousands)
Deferred tax assets:
 Warranty reserve             $   363    $   381
 Bad debt allowance               191        226
 Inventory                      1,389      2,025
 Employee benefit plans         1,476      1,441
 Investments                      250        491
 Division held for sale           251        980
 Customer contract claims         624        625
 Depreciation                     471        422
 Insurance                        453        312
 Other, net                       330        202
                                 ----      ------
                                5,798      7,105
 Valuation allowance for
   deferred tax assets           (250)      (251)
                                 ----      ------
   Total deferred tax
  assets                        5,548      6,854
                                 ----      ------
Deferred tax liabilities:
 Undistributed earnings of
   CTS                         (3,083)    (1,019)
 Deferred income                             (98)
 Other, net                       (15)      (236)
                                 ----      ------
   Total deferred tax
     liabilities               (3,098)    (1,353)
                                 ----      ------
Net deferred tax assets       $ 2,450    $ 5,501
                                 ====      ======

   The change in the valuation allowance for deferred tax assets decreased the provision for income taxes $1,000, $22,000 and $5,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

   Income tax payments, net of refunds, amounted to $470,000, $3,611,000 and $302,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Note 13: Employee Benefit Plans

   The Company has a noncontributory defined benefit retirement plan covering substantially all of its employees. The benefits are based on the employee's years of service and career average compensation. Pension costs are generally funded to the extent amounts are tax deductible. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the forthcoming year. The Company also contributes to a multi-employer plan which provides defined retirement benefits, as required by collective bargaining agreements.

   A summary of the components of net periodic pension cost of the defined benefit plan and the total contributions charged to pension expense for the multi-employer plan follows:

                             1995      1994       1993
                             --------------------------
                                  (in thousands)
Defined benefit plan:
 Service cost--
   benefits earned
   during the period      $   522   $   586    $   628
 Interest cost on
   projected benefit
   obligation               1,510     1,440      1,402
 Actual return on plan
   assets                  (2,961)              (2,085)
 Net amortization and
   deferral                 1,325    (1,688)       520
                             ----      ----      ------
Net pension charges
  for:
 Defined benefit plan         396       338        465
 Multi-employer plan          306       323        294
                             ----      ----      ------
Net periodic pension
  cost                    $   702   $   661    $   759
                             ====      ====      ======

   Net periodic pension cost for the defined benefit plan includes $70,000
(1995), $39,000 (1994) and $87,000 (1993) charged against the reserve for division held for sale.

Notes to Consolidated
Financial Statements (continued)

Assumptions used in accounting for the
defined benefit plan as of December 31 were:

                                1995      1994        1993
                                --------------------------

Discount rate                   7.25%     8.50%     7.50%
Rate of increase in
  compensation levels           5.0 %     5.0 %     5.0 %
Expected long-term rate of
  return on assets              9.0 %     9.0 %     9.0 %

   The following table sets forth the funded status and amounts recognized in the consolidated balance sheets as of December 31, 1995 and 1994 for the Company's defined benefit pension plan:

                                        1995         1994
                                     ---------------------
                                       (in thousands)

Actuarial present value of
benefit obligation:
 Accumulated benefit
   obligation, including
   vested benefits of $17,923
   and $15,202                    ($ 20,053)   ($ 16,715)
 Effect of salary projections        (1,850)      (1,313)
                                     ------      --------
 Projected benefit obligation
   for service rendered to date     (21,903)     (18,028)
Plan assets at fair value            18,371       16,700
                                     ------      --------
Projected benefit obligation in
  excess of plan assets              (3,532)      (1,328)
Unrecognized net loss from past
  experience different from
  assumed and effect of changes
  in assumptions                      2,433          987
Prior service cost not yet
  recognized in net periodic
  pension cost                          178          206
Unrecognized net asset
  remaining from initial
  application of FASB Statement
  No. 87                             (1,292)      (1,682)
                                      ------      --------
Accrued pension cost                 (2,213)      (1,817)
 Less current portion                   608
                                      ------      --------
Accrued long-term pension cost    ($  1,605)   ($  1,817)
                                      ======      ========

   The 1995 change in the discount rate from 8.50% to 7.25% resulted in a $2,755,000 increase in the projected benefit obligation.

   Plan assets are invested in cash equivalents, guaranteed investment contracts and equity stocks, including 100,000 shares of common stock of the Company having a market value of $2,450,000 and $2,037,500 at December 31, 1995 and 1994, respectively. Dividend payments to the Plan on Company common stock amounted to $20,000 in both 1995 and 1994.

   Information concerning the Company's share of related estimated plan benefit obligations and assets is not available for the multi-employer plan.

   The Company has a Savings and Investment Plan for all full time employees not covered by collective bargaining agreements, which qualifies as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The Company's contributions under the Plan are based on specified percentages of employee contributions and were $347,000 (1995), $325,000 (1994) and $342,000 (1993).

Note 14: Contingencies

   The Company is a supplier to the United States Government under contracts and subcontracts on which there are cost allocation, cost allowability and compliance issues under examination by various agencies or departments of the Federal government. In the course of the resolution of these issues, the Company may be required to adjust certain prices or refund certain payments on its government contracts and subcontracts. The Company believes that any such price adjustments or refunds will not have a materially adverse effect on the financial position or results of operations of the Company.

   In October 1994, the Company, after notifying the Consumer Products Safety Commission, commenced a recall of approximately 2,700 electronic toasters manufactured in the United Kingdom by Dualit, Ltd. and distributed in the U.S. by the Company's Waring Products Division, because of a defect in the electronic timer on the units. The Company has advised the manufacturer that it will seek full indemnity from the manufacturer, as provided in the agreement between the parties, for all costs related to the defect.

   The Company has been notified by the U.S. Environmental Protection Agency ("EPA") that it is a Potentially Responsible Party ("PRP") regarding hazardous waste cleanup at a non-Company site in Connecticut and at a Company site in California. Certain of the PRPs at the Connecticut site have agreed with the EPA to fund a feasibility study at the site and have sued the Company and other PRPs who have not agreed to share the costs. A property owner neighboring the Company site in California has sued the Company and others for allegedly causing contamination at the neighbor's property. In

February 1996, the Company settled the past costs portion of a 1995 lawsuit by a state environmental agency to recover past and future response costs related to the cleanup of a non-Company site in Pennsylvania as to which the Company was earlier designated a PRP; and the Company has also been sued by certain of the PRPs who have agreed with the state agency to fund other past response costs at that site to recover a portion of those costs from the Company and other PRPs who have not agreed to participate in such funding. The Company is also a defendant in two lawsuits seeking contribution for Superfund cleanup costs relating to two other non- Company sites in that state. In 1995 the Company expended or provided $695,000, including $165,000 for the California site and $415,000 for one of the Pennsylvania sites, to manage hazardous substances, to monitor pollutants, to test for contaminants, to provide for required removal activities and to settle the lawsuit for past costs and to provide for future response costs at the non-Company site in Pennsylvania. Accruals for such matters at December 31, 1995 amounted to $565,000. Based upon its knowledge of the extent of the Company's exposure and current statutes, rules and regulations, and emerging alternative remedial approaches, management believes that the anticipated costs resulting from claims and proceedings with respect to the above mentioned sites, including remediation, the extent and cost of which are presently unknown, will not materially affect the financial position of the Company. However, it is possible, but unanticipated at this time, that future results of operations or cash flow could be materially affected by an unfavorable resolution of these matters.

   With respect to other claims and actions against the Company, it is the opinion of Management that they will not have a material effect on the financial position of the Company.

Note 15: Industry Segments
See Financial Information About Industry Segments on pages 23 and 24 of this report.

Notes to Consolidated
Financial Statements (continued)

Note 16: Quarterly Financial Data (Unaudited)
(dollar amounts in thousands, except per share data)

                                             Three months ended                           Year
                          March 31     June 30      September 30       December 31
                          ----------    --------   ---------------   ---------------    ---------
1995
Net sales                 $25,119      $27,501         $30,077           $29,023        $111,720
                           ========      ======      =============      =============     =======
Gross profit              $ 6,555      $ 7,208         $ 7,526           $ 6,517        $ 27,806
                           ========      ======      =============      =============     =======
Net income                $ 1,083      $ 1,585(a)      $ 2,444(b)        $ 1,611(c)     $  6,723
                           ========      ======      =============      =============     =======
Net income per share      $   .28      $   .41(a)      $   .64(b)        $   .42(c)     $   1.75
                           ========      ======      =============      =============     =======
1994
Net sales                 $22,716      $23,998         $24,732           $25,007        $ 96,453
                           ========      ======      =============      =============     =======
Gross profit              $ 6,027      $ 6,689         $ 6,803           $ 5,446        $ 24,965
                           ========      ======      =============      =============     =======
Income from
  continuing
  operations              $   933      $ 1,733         $ 1,162           $ 1,570        $  5,398
                           ========      ======      =============      =============     =======
Net income                $   933      $ 5,067(d)      $ 1,162           $ 1,570        $  8,732
                           ========      ======      =============      =============     =======
Income per share:
 Income from
  continuing
   operations             $   .24      $   .45         $   .30           $   .40        $   1.39
                           ========      ======      =============      =============     =======
 Net income               $   .24      $  1.31(d)      $   .30           $   .40        $   2.25
                           ========      ======      =============      =============     =======

(a) Includes a charge of $227 ($.06 per share) for an additional provision for future operating losses of the Fermont Division, a business held for sale, and $124 ($.03 per share) of income from the sale of excess property and leasehold rights.

(b) Increased by $998 ($.26 per share) for resolution of prior year tax matters.

(c) Includes charges of $260 ($.07 per share) for environmental response costs and $204 ($.05 per share) for Dualit toaster recall costs.

(d) Includes $3,334 ($.86 per share) of income from a discontinued operation reflecting the Company's favorable settlement of a claim of its Fermont Division on a contract with the U.S. Government.

Report of Ernst & Young LLP, Independent Auditors

[Logo] Ernst & Young LLP

1111 Summer Street
Stamford, Connecticut 06905

Phone: 203 326 8200
Fax: 203 358 9644

To the Board of Directors and Stockholders of Dynamics Corporation of America

We have audited the accompanying consolidated balance sheets of Dynamics Corporation of America as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of CTS Corporation (a corporation in which the Company had a 44.1% interest at December 31, 1995) have been audited by other auditors whose report, which included an explanatory paragraph for CTS Corporation's accounting changes discussed in Note 6 to these consolidated financial statements, has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for CTS Corporation, it is based solely on their report.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynamics Corporation of America at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, in 1993 CTS Corporation changed its method of accounting for income taxes and post-retirement health care and life insurance benefits.

[Signature of Ernst & Young LLP]
February 27, 1996

Selected Financial Data
(amounts in thousands, except share data)

 Year ended December 31,                    1995        1994         1993        1992         1991
Net sales                                 $111,720    $ 96,453     $101,329    $110,243     $111,962
                                            ======      ======      =======      ======      =======
Gross profit                              $ 27,806    $ 24,965     $ 24,803    $ 30,467     $ 27,890
                                            ======      ======      =======      ======      =======
Income from continuing operations
  before equity in CTS                    $  2,312(a) $  1,780     $  1,058(c) $  3,775(e)  $  2,580(h)
Income (loss) from equity investment
  in continuing operations of CTS            4,411       3,618        1,619        (442)         650
                                            ------      ------      -------      ------      -------
Income from continuing operations            6,723       5,398        2,677       3,333        3,230
Income (loss) from discontinued
  division                                               3,334(b)                             (4,071)(i)
Equity in loss of discontinued
  unconsolidated affiliate                                                          (20)        (492)
Loss on disposition of unconsolidated
  affiliate                                                                        (248)(f)
Equity in CTS' cumulative effect to
  January 1, 1993 of changes in
  accounting methods                                                 (1,716)(d)
Cumulative effect to January 1, 1992
  of change in accounting for income
  taxes                                                                            (942)(g)
                                            ------      ------      -------      ------      -------
Net income (loss)                         $  6,723    $  8,732     $    961    $  2,123    ($  1,333)
                                            ======      ======      =======      ======      =======
Average common shares outstanding        3,839,488   3,877,106    3,902,164   3,915,224    3,914,312
                                            ======      ======      =======      ======      =======
Amounts per common share:
 Income from continuing operations        $   1.75    $   1.39     $    .68    $    .85     $    .83
                                            ======      ======      =======      ======      =======
 Net income (loss)                        $   1.75    $   2.25     $    .24    $    .54    ($    .34)
                                            ======      ======      =======      ======      =======
 Cash dividends                           $    .20    $    .20     $    .20    $    .20     $    .20
                                            ======      ======      =======      ======      =======
 Stockholders' equity(j)                  $  27.54    $  25.92     $  23.86    $  23.75     $  23.33
                                            ======      ======      =======      ======      =======
Total assets                              $134,301    $124,177     $115,364    $120,288     $122,020
                                            ======      ======      =======      ======      =======
Long-term debt                            $  3,424    $    401     $    623    $  1,023     $  1,313
                                            ======      ======      =======      ======      =======

(a) Increased by $998 ($.26 per share) for resolution of prior year tax matters and $124 ($.03 per share) from the sale of property and leasehold rights, and reduced by charges of $278 ($.07 per share) for toaster recall costs, $260 ($.07 per share) for environmental response costs and $227 ($.06 per share) for an additional provision for future operating losses of the Fermont Division, a business held for sale.

(b) Income from a discontinued operation of $3,334 ($.86 per share), reflecting the Company's favorable settlement of a claim of its Fermont Division on a contract with the U.S. Government.

(c) Increased by $608 ($.16 per share) from initial royalty income under a technology transfer agreement. Includes a charge of $286 ($.07 per share) for staff reduction costs.

(d) The Company recognized its proportionate share under equity accounting of CTS' adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," a charge of $1,896 ($.49 per share), and FASB Statement No. 109, "Accounting for Income Taxes," a credit of $180 ($.05 per share). These onetime, non-cash accounting changes were adopted by CTS as cumulative effects to January 1, 1993.

(e) Increased by $780 ($.20 per share) for resolution of prior years tax matters and $349 ($.09 per share) from the sale of property.

(f) Loss on disposition of the Company's equity investment in Farmhand Inc. ($.06 per share).

(g) Cumulative effect to January 1, 1992 of a change in the Company's method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes" ($.24 per share).

(h) Includes income from a resolution of prior years tax matters of $1,015 ($.26 per share) and from a nonrefundable escrow deposit of $155 ($.04 per share) from the decision by Halton OY of Finland not to proceed with the purchase of the Company's Anemostat Division.

(i) Includes a charge of $2,678 ($.68 per share) for estimated operating losses and costs during the phase out period of the Company's Fermont Division.

(j) Based upon shares outstanding at end of period.

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes to Consolidated Financial Statements, appearing elsewhere in this Annual Report.

SEGMENTS OF BUSINESS

During 1995, the Company's continuing operations were in a number of manufacturing businesses conducted by four divisions and a subsidiary, each of which operates as a separate unit and each of which maintains its own sales, administration, accounting, marketing, engineering and manufacturing operations. Corporate headquarters determines policy and provides such services as legal counsel, accounting, financing, cash management, auditing, insurance, public relations and long-range planning guidance.

The Company sells its products predominately in the United States and export sales are concentrated primarily in the Pacific Rim and Europe. The methods of distribution and marketing utilized by the Company vary by operation. In general, sales for all the Company's segments combine some direct selling in certain market areas with appropriate manufacturers' representatives, wholesalers, distributors and/or dealers.

The operations are classified into three industry segments: electrical appliances and electronic devices, fabricated metal products and equipment, and power and controlled environmental systems.

Segments are grouped according to similarities in profitability, risk, growth potential, material and labor composition of products and/or capital requirements.

These segments accounted for the following net sales, operating results and other financial data for each of the three years in the period ended December 31, 1995:

Financial Information About Industry Segments

 Year ended December 31,                           1995       1994         1993
                                               -------------------------------
                                                        (in thousands)
Net Sales:
 Electrical Appliances and Electronic
  Devices                                      $ 62,711   $ 56,255    $ 53,813
 Fabricated Metal Products and Equipment         23,646     23,269      22,347
 Power and Controlled Environmental Systems      25,363     16,929      25,169
                                                  -----      -----      -------
                                               $111,720   $ 96,453    $101,329
                                                  =====      =====      =======
Operating Profit (Loss):
 Electrical Appliances and Electronic
  Devices                                      $  2,880   $  3,067    $  1,438
 Fabricated Metal Products and Equipment           (354)       450         498
 Power and Controlled Environmental Systems       1,889      1,101       2,399
                                                  -----      -----      -------
                                                  4,415      4,618       4,335
 Corporate Expenses                              (2,315)    (2,008)     (2,719)
 Interest Income, net                               112        159          52
 Other Income (Expense), net                       (115)       (22)          7
                                                  -----      -----      -------
                                               $  2,097   $  2,747    $  1,675
                                                  =====      =====      =======
Depreciation and Amortization:
 Electrical Appliances and Electronic
  Devices                                      $    995   $    944    $    795
 Fabricated Metal Products and Equipment            201        189         255
 Power and Controlled Environmental Systems         275        135         157
 Corporate                                           27         24          20
                                                  -----      -----      -------
                                               $  1,498   $  1,292    $  1,227
                                                  =====      =====      =======
Capital Expenditures:
 Electrical Appliances and Electronic
  Devices                                      $  1,175   $    768    $    748
 Fabricated Metal Products and Equipment            272         69         149
 Power and Controlled Environmental Systems         156                     31
 Corporate                                           33         22          22
                                                  -----      -----      -------
                                               $  1,636   $    859    $    950
                                                  =====      =====      =======
Identifiable Assets:
 Electrical Appliances and Electronic
  Devices                                      $ 28,019   $ 21,920    $ 23,317
 Fabricated Metal Products and Equipment          8,277      8,224       8,154
 Power and Controlled Environmental Systems      13,771     11,172      10,837
 Corporate                                       82,475     81,499      71,440
                                                  -----      -----      -------
                                                132,542    122,815     113,748
 Division Held For Sale                           1,759      1,362       1,616
                                                  -----      -----      -------
                                               $134,301   $124,177    $115,364
                                                  =====      =====      =======

 Year ended December 31,                                             1995         1994          1993
-------------------------------------------------------------------------------------------------------
                                                                         (dollar amounts in thousands)
U.S. Government Sales, direct and indirect (occurring
  predominantly in the Power and Controlled Environmental
  Systems segment)                                                  $ 5,606      $ 7,340       $18,151
                                                                     =======      =======      =========
Export Sales (primarily Pacific Rim and Europe)                     $23,864      $14,025       $ 8,787
                                                                     =======      =======      =========
Sales to single customers representing 10% or more of Company net sales:
 Power and Controlled Environmental Systems                         $11,333                    $12,701
                                                                     =======                   =========
Classes of products representing 10% or more of Company net
  sales:
 Electrical Appliances and Electronic Devices:
  Consumer and Commercial Portable Electrical Appliances               25.5%        33.4%        37.0%
  Thermal Management Components                                        20.5%        16.5%
  Quartz Crystal Products                                              10.1%
 Fabricated Metal Products and Equipment:
  Air Distribution Equipment and Controls                              21.2%        24.1%        22.1%
 Power and Controlled Environmental Systems:
  Power Plant Equipment                                                11.2%

Notes:

See page inside back cover for the classification of the Company's present manufacturing Divisions and Subsidiary for segment purposes and a brief description of each.

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

The prices of the Company's Common Stock and dividends paid per share during 1995 and 1994 are as follows:

                        New York Stock Exchange         Dividends Paid
                   ---------------------------------   ---------------
                        1995              1994          1995     1994
                  ---------------    ---------------   ---------------
                    HIGH      LOW     HIGH      LOW
                    ----     ----      ----     ----
1st Quarter       26-3/4    19-1/2       16   13-1/4     $.10      $.10
2nd Quarter       24-3/4    22-1/4   15-5/8       13
3nd Quarter       24-5/8    22-1/2   20-1/4       14     $.10      $.10
4th Quarter       25-7/8    21-5/8       21   17-7/8

As of February 27, 1996 there were 3,766 shareholders of record.

The Board of Directors of the Company established a semi-annual dividend policy in January 1978 and expects to continue this policy. At its January 1984 meeting, the Board of Directors established the regular semi-annual dividend rate of ten cents ($.10) per share. The first payment for 1996 was made on March 1 to shareholders of record as of the close of business on February 15, 1996.

The number of employees of the Company as of December 31, 1995 was 1,194.

DCA's Manufacturing Divisions and Subsidiary

The following is the classification of the Company's present operations for industry segment purposes and a brief description of each:

Electrical Appliances
and Electronic Devices

INTERNATIONAL ELECTRONIC
RESEARCH CORPORATION
135 West Magnolia Blvd.
Burbank, California
91502-7704
Tel. 818-842-7277

Designs and manufactures heat dissipators/sinks and the Zero Insertion Force (ZIF(tm)) printed circuit board retainer, ZIF II using tool free concept, thermally efficient coldwalls and enclosures using the integrated ZIF(tm) or the machined ZIF(tm) technology approach for high performance electronic systems, and other components related to thermal management of electronic systems for the military/aerospace, computer and commercial marketplace worldwide.

REEVES-HOFFMAN DIVISION
400 West North Street
Carlisle, Pennsylvania
17013-2248
Tel. 717-243-5929

Designs and manufactures quartz crystals, crystal oscillators, crystal filters and glass-to-metal hermetic seal packages for sales to customers worldwide. Primary applications include telecommunications, hybrid microcircuits, navigation, position location, medical electronics, test equipment, microwave and satellite communications and guidance systems.

WARING PRODUCTS DIVISION
283 Main Street
New Hartford, Connecticut
06057-0319
Tel. 860-379-0731

Manufactures commercial and consumer portable electrical appliances such as the original Blendor(R), NuBlend(R) and Touchblend(tm) blenders, mixers, can openers, food processors, juicers, juice extractors, cookers, coffee preparation products, ice cream makers and steamers sold under the Waring(R), Acme Juicerator(R) and Qualheim(tm) brand names for both the domestic and export markets.

Power and Controlled Environmental Systems

ELLIS AND WATTS DIVISION
4400 Glen Willow Lake Lane
Batavia, Ohio
45103-2356
Tel. 513-752-9000

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

Fabricated Metal
Products and Equipment

ANEMOSTAT PRODUCTS
DIVISION
888 North Keyser Avenue
Scranton, Pennsylvania
18504-9723
Tel. 717-346-6586

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

SAUL SPERBER +*
 Financial Advisor

Officers
ANDREW LOZYNIAK
 Chairman of the Board and President

HENRY V. KENSING
 Vice President, General Counsel and Secretary

PATRICK J. DORME
 Vice President-Finance and
 Chief Financial Officer

RICHARD E. SMITH
 Treasurer

M. GREGORY BOHNSACK
 Controller

+Member of Audit Committee
*Member of Compensation Committee

Shareholders' Meeting:
The annual meeting of shareholders will be held on May 3, 1996 at 10:30 A.M. in the Cole Auditorium of the Greenwich Library, West Putnam Avenue at Dearfield Drive, Greenwich, Connecticut.

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

Transfer Agent and Registrar:
THE FIRST NATIONAL BANK OF BOSTON
c/o Boston EquiServe
P.O. Box 644
Mail Stop 45-02-09
Boston, Massachusetts 02102-0644
Tel. 617-575-3400

Independent Auditors:
ERNST & YOUNG LLP
1111 Summer Street
Stamford, Connecticut
06905-5571
Tel. 203-326-8200