Form 10-K, Exhibit 13
period 1996-12-31
DYNAMICS CORP OF AMERICA
filed 1997-03-26
CIK 30819

Exhibit 13

1996 Annual Report

DCA
Dynamics
Corporation of
America

DYNAMICS CORPORATION OF AMERICA


Contents
                                          Page
President's Message .....................   2
Management's Discussion and
 Analysis  ..............................   4
Consolidated Balance Sheets  ............   7
Consolidated Statements of Income  ......   8
Consolidated Statements of
 Stockholders' Equity  ..................   9
Consolidated Statements of Cash
 Flows  .................................  10
Notes to Consolidated Financial
 Statements   ...........................  11
Report of Independent Auditors  .........  20
Selected Financial Data   ...............  21
Segments of Business   ..................  22
Range of Stock Prices and Dividend
 Information  ...........................  23
Divisions and
 Subsidiary   ...........................  24


Dynamics Corporation of America is a diversified manufacturer of commercial and industrial products founded in 1924 and incorporated in New York. Its corporate headquarters are in Greenwich, Connecticut and its shares are listed on the New York Stock Exchange (trading symbol: DYA). The Company's eight plants are located in California, Connecticut, Ohio and Pennsylvania. Its six separate business units manufacture electronic components such as heat dissipators and Zero Insertion Force (ZIF[TM]) printed circuit board retainers; frequency control components and oscillators; commercial and consumer appliances sold under the Waring[RegTM], Acme Juicerator[RegTM], Qualheim[TM], Blendor[RegTM], NuBlend[RegTM] and Touchblend[RegTM] tradenames; engine generator sets; air distribution products and systems sold under the Anemostat[RegTM], Anemotrak[RegTM] and Envirotrak[RegTM] tradenames; vision frames sold under the LoPro[TM] tradename and louvers for fire rated doors; and air conditioning and related equipment for power plant and other applications, and mobile vans and transportable shelters (including the Environ[RegTM]) for specialized electronic and medical diagnostic equipment such as CT and MRI scanners. The Company also invests from time to time in shares of other businesses. The Company currently holds a 44.1% stake in CTS Corporation ("CTS"), an Indiana corporation headquartered in Elkhart whose shares are listed on the New York Stock Exchange (trading symbol: CTS). CTS is a manufacturer of electronic and electromechanical components for the automotive, computer equipment, communications equipment, defense and aerospace, instruments and controls and consumer electronics markets.

PRESIDENT'S MESSAGE
TO SHAREHOLDERS

     In 1996, Dynamics Corporation of America continued to grow as sales increased by 13% to $129,206,000 from $114,164,000 in 1995 and net income increased by 58% to $10,607,000 from $6,723,000 in 1995. There were other notable achievements in 1996: stockholders' equity rose to a record $115,038,000, market value per share increased 15% to $28.25 and the Company again ended the year with solid cash flow and no bank debt. DCA continued to maintain a strong balance sheet with total assets of $140,736,000 and total liabilities of $25,698,000, providing a firm base to further grow the Company with continued emphasis on liquidity and improving profitability.

     By far the single largest contribution to DCA's earnings in 1996 came from its equity investment in CTS Corporation, the electronic and electromechanical components manufacturer in which DCA owns a 44.1% stake. CTS' earnings have grown significantly over the past three years with record earnings of $21,170,000 being recorded for 1996. To date, our investment in CTS has been the largest and most successful of the investments that DCA has made in the shares of other companies. A little history may be helpful to our newer shareholders who may not be aware how this important part of DCA's business has over the years greatly enhanced shareholders' equity. As stated in our 1985 Annual
Report: "In 1985 DCA's investments once again contributed to its profits as they have in every year since its investment portfolio was initiated in 1975. As you know, the investments are made in sound companies and the income from these investments constitutes an integral part of DCA's strategy for orderly, sustained growth." In furtherance of that strategy, we reported in our 1986 message to shareholders: "The third major change that occurred in 1986 has the greatest potential to influence the Corporation's future. Early in 1986 we decided to make a much greater investment in the CTS Corporation...." The performance of CTS over the last few years and particularly its record sales and earnings in 1996 have confirmed the wisdom of that investment decision. The market value of the Company's CTS shares, which amounted to $86,942,000 at December 31, 1995, increased to $98,458,000 at December 31, 1996 and on March 10, 1997 was $115,443,000. In addition to this growth in the value of our investment in CTS, the contribution made by CTS to our earnings under equity accounting also grew substantially in 1996. It should be noted that since 1987 two members of DCA's management have served as directors on the CTS Board and the present Chairman and President of CTS served as a director of DCA prior to his appointment as President in 1988. The intervening years have not been without their challenges but steady progress has been made in strengthening CTS' balance sheet and growing its earnings, by eliminating unprofitable product lines, selling underutilized facilities in favor of more productive and mechanized equipment, focusing the research and development effort on the design and development of new and innovative products, emphasizing positive cash flow and debt reduction, and relentlessly increasing the company's capabilities in management, technology, engineering, and marketing and sales. As Joseph P. Walker, President of CTS, recently reported to shareholders: "As we enter our second century of operations, we are well positioned to realize significant, profitable growth. The foundation of our progress toward total customer satisfaction has been established on cultural change, leadership development, business process initiatives and validation of core competencies." We agree with this assessment and look for continued growth in our CTS investment and more value for DCA's shareholders.

     While all but two of DCA's own operations, including those engaged in the manufacture of electronic components, made favorable contributions to profits in 1996, the combined pretax losses of approximately $6,300,000 at our Waring Products Division and at the Scranton facility of our Anemostat Products Division substantially negated those earnings, resulting in a minimal profit from our own operations for the year.

     The inability of Waring to sell sufficient quantities of a number of new consumer products developed and targeted for sale through mass merchants during the 1995 holiday season produced a major buildup in inventories of these products which had to be resolved in 1996. Waring's new management has determined to de-emphasize these low margin products and their marketing through mass merchants and has instead been focusing on its higher quality and higher margin consumer and commercial products. However, the write-down and sell-off of the low margin inventory and reductions in staff to levels appropriate to the new strategy resulted in charges to 1996 operations of approximately $2 million. These costs are now behind us. The new focus at Waring may result in the short term in lower sales levels but is directed toward a return to profitability. Orders for our commercial and higher margin consumer products toward the end of 1996 and thus far in 1997 confirm the new approach is working.

     Significant steps have also been undertaken to improve the Anemostat Scranton operation. Management changes have been made in all aspects and disciplines: manufacturing, engineering, sales and marketing, financial and human resources. The new team is concentrating on the basics: product redesign to enhance manufacturability, culling of unprofitable products, on-time deliveries, production efficiencies and attention to customer requirements. The Scranton operation is reporting a reduction in its losses so far in 1997 and is projecting a return to profitability in the second half.

     In marked contrast, the profitable Anemostat West operation, which experienced a reduction in earnings in 1995, returned once again to an acceptable level of profitability in 1996 and continues to sustain that level in 1997. The successful introduction of the new LoPro[TM] vision frame in the door product line, made possible by a substantial investment in automated production machinery, appears to be fueling this increase in profits.

     In 1996, the Fermont Division successfully produced and tested the nine different models of prototype generator sets to be manufactured under the $81.8 million contract awarded to Fermont by the U. S. Government in 1995. Its major task in 1997 is to achieve and sustain the high levels of production of generator sets required to meet delivery schedules under this contract. Shipments began in March and are projected to reach $30 million in 1997 and $38 million in 1998.

     Profits at our International Electronic Research Corporation subsidiary did not keep pace with 1995 levels, mainly because of a weak computer market early in 1996 coupled with inefficiencies in the startup of production on a number of its new thermal management products. The market for IERC's products currently appears strong and this has been reflected in higher order levels early in 1997.

     Reeves-Hoffman, our other electronic components manufacturer, experienced essentially flat sales and profits in 1996. However, the division materially enhanced the level of its talent in engineering and sales and marketing in 1996. In addition, the market for its products, particularly in communications, is quite strong as we enter 1997 and order rates, especially for oscillators, have risen substantially, reflecting a rising technical and manufacturing capability and portending better times for this operation.

     Our continued emphasis on cash flow during the year enabled DCA to purchase $440,000 of DCA shares, repay $3 million of bank debt, pay dividends of $765,000 to shareholders, and acquire $2.6 million of capital equipment to increase production capacity and efficiency at our operations.

     The general economic landscape as we enter 1997 is the best it has been in a number of years: moderate but sustained growth with low inflation. The current expansion is approaching historic proportions in terms of its duration but it is generally believed that even Alan Greenspan has not been able to repeal the economic laws regarding the business cycle. The Federal Reserve's current skepticism concerning the financial markets could produce an increase in interest rates and trigger the long predicted but thus far deferred recession. This would likely affect the currently strong order rates for our products, and a drop in stock prices may negatively impact the economy. Thus, our optimism for the year ahead is tempered by some caution.

     Central to our efforts is the continued support of our employees, customers and shareholders, to all of whom we extend our thanks and our commitment to continue our efforts on their behalf.


/s/ Andrew Lozyniak
-------------------
Andrew Lozyniak
Chairman of the Board and President

March 10, 1997

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF
RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

The following discussion, unless otherwise noted, pertains to continuing operations including the reclassified operations of the Fermont Division.

Results of Operations
(1996 compared to 1995)
--------------------------------------

Sales increased $15,042,000, or 13.2%. Sales in the Electrical Appliances and Electronic Devices segment decreased $367,000, as sales decreases for heat dissipating devices exceeded sales increases for frequency control devices and electrical appliances. Sales in the Power and Controlled Environmental Systems segment increased by $12,315,000, primarily on the strength of sales to the U.S. Government of engines which are to be incorporated in generator sets to be provided under a contract for delivery in 1997 and 1998; sales of mobile and shelter products increased but were offset by sales declines in thermal and power plant products. Sales in the Fabricated Metal Products and Equipment segment rose $3,094,000 from increased air and door product line sales.

     Gross profit decreased $1,688,000 despite higher sales and the gross profit percentage declined from 23.3% to 19.3%. Gross profit in the Electrical Appliances and Electronic Devices segment was adversely affected by an adjustment to the carrying value of certain low margin electrical appliance products and other charges related thereto amounting to approximately $1,300,000, and by price competition on consumer electrical appliances and heat dissipating devices. Start-up production costs and manufacturing inefficiencies associated with heat dissipating products and certain frequency control components also reduced margins. Gross profit increased in the Power and Controlled Environmental Systems segment mainly as a result of a termination settlement on a contract for the production of 3KW generator sets, but was reduced in part by lower gross margins on sales of power plant, custom mobile, and shelter products. Gross profit in the Fabricated Metal Products and Equipment segment was lower due to production cost inefficiencies in the manufacture of air products at the segment's Pennsylvania facility.

     Selling, general and administrative expenses decreased $1,042,000 and declined as a percent of sales from 22.6% to 19.1%, due primarily to lower commission expense based upon product mix in the Power and Controlled Environmental Systems segment and lower advertising and product promotion expense in the Electrical Appliances and Electronic Devices segment.

     Other expense, net decreased $199,000. Environmental response costs increased $497,000; staff reduction costs increased $195,000 in order to align future operating costs with expected revenues in the electrical appliance business; and interest expenses increased due to the higher level of borrowing for working capital requirements while interest income declined due to a lower level of investments. Other income increased $1,041,000 from royalties under a technology transfer agreement with a customer in the Power and Controlled Environmental Systems segment.

     The 1996 effective tax rate was 43.7% or 6.6% higher, after excluding the effect of a favorable resolution of tax matters on the 1995 rate, and was higher than the applicable 34% Federal statutory rate principally because of state income taxes.

Equity in CTS Corporation

Income from the Company's equity investment in CTS Corporation increased $5,869,000. A portion of the improvement is attributable to an increase in CTS' earnings from $17,164,000 to $21,170,000. According to CTS' published reports, its operating results reflect continued strength in its domestic and European automotive and computer equipment markets, and the benefits of manufacturing and cost improvement programs; increased investments in research and development and capital equipment expenditures for new products have also contributed to increasing sales and profitability.

     The Company's reported share of CTS' net earnings also increased by $2,466,000 from a change in the effective tax rate applied by the Company to its cumulative share of CTS' undistributed earnings through January 1, 1996. The lower tax rate applied also resulted in a $2,108,000 increase in the Company's reported share of CTS' earnings for 1996.

Reclassification of Provision for Fermont Disposition

Beginning on April 1, 1996, the Fermont Division's results of operations are included in the Company's Consolidated Statements of Income (see Note 11-- Reclassification of Provision for Fermont Disposition in the Notes to Consolidated Financial Statements). Reported results for prior periods have been reclassified, including reversals ($251,000 in 1996 and $948,000 in 1995) of the operating loss provision for Fermont recorded in a prior period.

Liquidity and Financial Resources

Cash and cash equivalents amounted to $1,146,000 at December 31, 1996, a decrease of $621,000 from the previous year end. Positive cash flow from operations permitted the Company to repay $3,000,000 outstanding at December 31, 1995 under the Company's Revolving Credit Agreement.

     Also, during the year the Company purchased $2,627,000 in machinery and equipment, acquired 18,751 shares of the Company's common stock for treasury at a cost of $440,000 and paid dividends of $765,000.

     Waring Products Division's decision to de-emphasize the sale of low margin electrical appliances and to reduce staff and other costs is expected to reduce sales modestly in 1997 but have a positive effect on profitability.

     The Company has available unused credit of $37,000,000 under its Revolving Credit Agreement with four banks and an additional $9,000,000 under an uncommitted line of credit with a bank.

     Liquidity and financial resources are considered adequate to fund planned Company operations, including capital expenditures and payment of dividends. The Company intends to continue its stated policy of reviewing potential acquisitions which it believes could enhance growth and profitability.

     The Company recorded deferred income taxes for transactions reported during different years for financial reporting and for income tax reporting purposes, as required by generally accepted accounting principles. In general, the Company has recorded deductions for financial reporting purposes which become deductible in subsequent years for income tax reporting purposes (temporary differences). The application of anticipated income tax rates to these deductions results in future tax benefits, or deferred tax assets. Management anticipates that the Company's deferred tax assets will be realized based upon its expectation of future taxable earnings. The Company's income from continuing operations before income taxes aggregated $8,596,000 for the three years ended December 31, 1996, and sustaining this income level would be sufficient to realize all deferred tax assets over the statutory tax recovery period. The Company will require aggregate taxable income of $14,532,000 to realize its net deferred tax assets of $5,706,000, excluding deferred tax liabilities of $1,143,000 at December 31, 1996 for the undistributed earnings of the Company's equity investment in CTS Corporation. Under applicable carryback provisions of the current Internal Revenue Code, $11,698,000 of the prior years' taxable income could be utilized to realize deferred tax assets. Although not expected to be required, the Company has available various tax planning strategies, including property sale and leaseback strategies, to supplement taxable income from operations in order to realize deferred tax assets. The Company has control over the reversal of approximately $7,800,000 of temporary differences and a significant portion of the remaining differences is expected to reverse during the next five years.

     The Company has been notified by the U.S. Environmental Protection Agency ("EPA") that it is a Potentially Responsible Party ("PRP") regarding hazardous waste cleanup at a non-Company site in Connecticut and at a Company site in California. Certain of the PRPs at the Connecticut site, having agreed with the EPA to fund a feasibility study at the site, sued the Company to recover a share of those costs and in September 1996 a $287,000 judgment was entered against the Company following trial of the action, which was subsequently paid. The Company has elected to participate in the allocation of responsibility proceedings conducted by the PRP group formed in connection with the Superfund site in the vicinity of the California site. A suit against the Company by a property owner neighboring the California site for allegedly causing contamination at the neighbor's property has been discontinued. In February 1996, the Company settled the past costs portion of a 1995 lawsuit by a state environmental agency to recover past and future response costs related to the cleanup of a non-Company site in Pennsylvania as to which the Company was earlier designated a PRP; and the Company has also been sued by certain of the PRPs who have agreed with the state agency to fund other past response costs at that site to recover a portion of those costs from the Company and other PRPs who have not agreed to participate in such funding. The Company is also a defendant in two lawsuits seeking contribution for Superfund cleanup costs relating to two other non-Company sites in that state.

     The amount of future environmental-related expenditures and the extent of insurance coverage is not determinable at this time and the Company is not in a position to estimate the loss or range of loss, if any, which may result from environmental-related matters. Based upon its knowledge of the extent of the Company's exposure and current statutes, rules and regulations, and emerging alternative remedial approaches, management believes that the anticipated costs resulting from claims and proceedings with respect to the above-mentioned sites, including possible remediation, the extent of which is presently unknown, will not materially affect the financial position of the Company. However, it is possible, but unanticipated at this time, that future results of operations and cash flows could be materially affected by an unfavorable resolution of these matters.

     In 1996 the Company incurred expenses of $1,111,000, including $912,000 for non-Company sites, to manage hazardous substances, to monitor pollutants, to test for contaminants, to provide for required removal activities and to settle the lawsuit for past response costs at the Connecticut site, a 59% increase in such expenses over the prior year. Accruals for such matters amounted to $951,000 and $565,000 at December 31, 1996 and 1995, respectively.

     In complying with federal, state and local environmental statutes and regulations, the Company has altered or modified certain manufacturing processes and expects to do so in the future. Such modifications to date have not significantly increased capital expenditures or affected the competitiveness of the Company.

Results of Operations
(1995 compared to 1994)
--------------------------------------
Sales increased $6,464,000, or 6.0%, which included an increase in export sales of $9,844,000. Sales in the Electrical Appliances and Electronic Devices segment increased $6,456,000; sales of electronic devices, especially heat dissipators for computer microprocessors and frequency control crystal oscillators for the telecommunication industry, rose significantly, and sales of commercial electrical appliances to food and beverage equipment suppliers and restaurant chains were also up; competitive factors and a troubled retail industry reduced consumer appliance sales dramatically. Sales in the Power and Controlled Environmental Systems segment decreased by $369,000, as sales of engine generator sets declined sharply from the prior year when the $6,450,000 settlement of a proposed change order with the government was recorded. Power plant product shipments to a single customer in the Pacific Rim and sales of custom mobile products were up in the segment, but were significantly offset by lower thermal and medical trailer and shelter shipments. Sales in the Fabricated Metal Products and Equipment segment increased $377,000, as sales from the door and systems product lines increased while air product line sales were flat.

Gross profit decreased $5,046,000 on higher sales and the gross profit percentage declined from 29.4% to 23.3%, due in large part to the high margin on revenues from the settlement with the government in 1994 and to material cost increases and lower selling prices required to meet intense competition. Gross profit in the Electrical Appliances and Electronic Devices segment increased on the strength of higher sales, especially of electronic devices, and lower manufacturing costs and better yields through process improvements for frequency control products, offset by declines in gross profit from electrical appliance sales because of reduced shipments, lower average selling prices for consumer products and a less favorable product mix. Gross profit decreased in the Power and Controlled Environmental Systems segment due to the profit on the 1994 settlement, offset in part by a significant increase in sales of higher margin power plant products. Gross profit in the Fabricated Metal Products and Equipment segment was lower because of increases in material costs and production inefficiencies.

     Selling, general and administrative expenses increased $1,342,000 but declined slightly as a percent of sales from 22.7% to 22.6%. Commissions accounted for the most significant portion of the rise in expenses, which also included increases in staffing, related fringe benefit and relocation costs, professional fees and insurance.

     Other income (expense), net was a net charge of $296,000 as compared to income of $613,000. The current year's net expense included charges of $444,000 for recall of the Dualit toaster and $415,000 for settlement of certain environmental matters, offset by a $198,000 gain from the sale of excess property and leasehold rights.

     A favorable resolution of prior year tax matters amounting to $998,000 resulted in a net income tax benefit of $782,000 for an effective tax benefit rate of 134.4%, compared to the prior year effective tax provision rate of 35.2% and the effective Federal statutory rate of 34%. Excluding the prior year tax matters, the effective tax rate increased 1.9% to 37.1% due to the effects of state taxes and non-deductible expenses.

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

Reclassification of Provision for Fermont Disposition

Beginning on April 1, 1996, the Fermont Division's results of operations are included in the Company's Consolidated Statements of Income (see Note 11-- Reclassification of Provision for Fermont Disposition in the Notes to Consolidated Financial Statements). Reported results for prior periods have been reclassified, including reversals ($948,000 in 1995 and $8,000 in 1994) of the operating loss provision for Fermont recorded in a prior period.

DYNAMICS CORPORATION OF AMERICA

CONSOLIDATED BALANCE SHEETS
(dollar amounts in thousands)


As of December 31,                                                                        1996      1995
Assets
Current Assets:
 Cash and cash equivalents   ......................................................     $ 1,146    $ 1,767
 Accounts receivable, less allowances of $536 and $613  ...........................      19,583     19,898
 Inventories--Note 2   ............................................................      22,624     23,440
 Other current assets  ............................................................       1,196      1,254
 Deferred income taxes    .........................................................       4,801      4,434
                                                                                       --------   --------
   Total Current Assets   .........................................................      49,350     50,793
Property, Plant and Equipment, at cost, less accumulated depreciation and
 amortization--Notes 3 and 6    ...................................................       5,121      4,164
Equity Investment in CTS Corporation--Note 4   ....................................      84,046     77,180
Other Assets  .....................................................................       2,219      2,164
                                                                                       --------   --------
   Total Assets  ..................................................................    $140,736   $134,301
                                                                                       ========   ========
Liabilities
Current Liabilities:
 Current installments of long-term debt  ..........................................     $    50    $    63
 Accounts payable   ...............................................................       6,898      6,284
 Accrued expenses and sundry liabilities--Note 5  .................................      15,291     14,616
 Federal income taxes payable   ...................................................       1,578        851
                                                                                       --------   --------
   Total Current Liabilities    ...................................................      23,817     21,814
Long-term Debt--Note 6    .........................................................         374      3,424
Other Liabilities--Note 12   ......................................................       1,269      1,605
Deferred Income Taxes  ............................................................         238      1,984
                                                                                       --------   --------
   Total Liabilities   ............................................................      25,698     28,827
                                                                                       --------   --------
Contingencies--Note 13
Stockholders' Equity--Notes 7 and 8
Preferred Stock, par value $1 per share--authorized 894,000 shares--none issued
Series A Participating Preferred Stock, par value $1 per share--authorized 106,000 shares--none issued
Common Stock, par value $.10 per share--authorized 10,600,000; outstanding
 3,810,810 and 3,829,561 shares    ................................................         381        383
Paid-in Additional Capital   ......................................................      11,518     11,623
Retained Earnings   ...............................................................     103,365     93,807
Deferred Compensation  ............................................................        (226)      (339)
                                                                                       --------   --------
   Total Stockholders' Equity   ...................................................     115,038    105,474
                                                                                       --------   --------
   Total Liabilities and Stockholders' Equity  ....................................    $140,736   $134,301
                                                                                       ========   ========

The accompanying notes are an integral part of these statements.

DYNAMICS CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF INCOME
(dollar amounts in thousands, except per share data)

For the Years ended December 31,                                             1996         1995      1994
Net sales ...............................................................  $129,206     $114,164  $107,700
Cost of sales   .........................................................   104,245       87,515    76,005
                                                                           --------     --------  --------
Gross profit    .........................................................    24,961       26,649    31,695
Selling, general and administrative expenses  ...........................    24,729       25,771    24,429
                                                                           --------     --------  --------
                                                                                232          878     7,266
Other income (expense), net--Note 9  ....................................       (97)        (296)      613
                                                                           --------     --------  --------
Income from continuing operations before items shown below   ............       135          582     7,879
Income tax charge (benefit)--Note 10    .................................        59         (782)    2,773
                                                                           --------     --------  --------
Income from continuing operations before equity in CTS Corporation    ...        76        1,364     5,106
Income from equity investment in CTS Corporation, including income
 tax charge (benefit) of ($1,825), $2,158 and $1,082--Note 4 ............    10,280        4,411     3,618
                                                                           --------     --------  --------
Income from continuing operations    ....................................    10,356        5,775     8,724
Reclassification of provision for Fermont disposition, including income
 tax charge (benefit) of $160, $567 and ($216)--Note 11   ...............       251          948         8
                                                                           --------     --------  --------
Net income   ............................................................  $ 10,607     $  6,723  $  8,732
                                                                           ========     ========  ========
Income per common share:
 Continuing operations   ................................................  $   2.71     $   1.50  $   2.25
 Reclassification of provision for Fermont disposition    ...............       .07          .25
                                                                           --------     --------  --------
 Net income  ............................................................  $   2.78     $   1.75  $   2.25
                                                                           ========     ========  ========


The accompanying notes are an integral part of these statements.

DYNAMICS CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollar amounts in thousands, except per share data)

For the Years ended December 31, 1996, 1995 and 1994

                                                                               Paid-in                                     Total
                                              Common shares                   additional   Retained       Deferred     stockholders'
                                               outstanding*      Par value     capital     earnings     compensation       equity
                                              -------------      ---------    ----------   ---------    ------------   -------------
Balance at December 31, 1993                     3,889,751         $389         $11,451     $81,125        ($ 151)         $92,814
Shares issued and issuable from treasury
 pursuant to benefit plans    ...............       35,055            4             524                      (507)              21
Shares acquired for treasury and pursuant to
 benefit plans    ...........................      (78,129)          (8)           (274)       (947)           43           (1,186)
Amortization of deferred compensation and
 related tax charge  ........................                                        (3)                      124              121
Net income  .................................                                                 8,732                          8,732
Cash dividends ($.20 per share)  ............                                                  (777)                          (777)
                                                 ---------         ----         -------    --------        ------         --------
Balance at December 31, 1994  ...............    3,846,677          385          11,698      88,133          (491)          99,725
Shares issued and issuable from treasury
 pursuant to benefit plans    ...............          461                           19                                         19
Shares acquired for treasury and pursuant to
 benefit plans    ...........................      (17,577)          (2)           (129)       (281)                          (412)
Amortization of deferred compensation and
 related tax benefit    .....................                                        35                       152              187
Net income  .................................                                                 6,723                          6,723
Cash dividends ($.20 per share)  ............                                                  (768)                          (768)
                                                 ---------         ----         -------    --------        ------         --------
Balance at December 31, 1995  ...............    3,829,561          383          11,623      93,807          (339)         105,474
Shares issued and issuable from treasury
 pursuant to benefit plans    ...............                                        12                                         12
Shares acquired for treasury and pursuant to
 benefit plans    ...........................      (18,751)          (2)           (154)       (284)                          (440)
Amortization of deferred compensation and
 related tax benefit    .....................                                        37                       113              150
Net income  .................................                                                10,607                         10,607
Cash dividends ($.20 per share)  ............                                                  (765)                          (765)
                                                 ---------         ----         -------    --------        ------         --------
Balance at December 31, 1996  ...............    3,810,810         $381         $11,518    $103,365        ($ 226)        $115,038
                                                 =========         ====         =======    ========        ======         ========

*Net of shares held in treasury--3,364,351, 3,345,600 and 3,328,484 voting shares at December 31, 1996, 1995 and 1994, respectively. The cumulative cost of treasury shares at December 31, 1996 amounted to approximately $35,714. Includes non-voting shares outstanding of 3,572 at December 31, 1996.


The accompanying notes are an integral part of these statements.

DYNAMICS CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollar amounts in thousands)

For the Years ended December 31,                                         1996         1995       1994
Operating activities:
 Net income  ......................................................... $10,607      $ 6,723    $ 8,732
 Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
   Depreciation and amortization  ....................................   1,628        1,515      1,323
   Deferred income taxes    ..........................................  (2,113)       3,051        498
   Income before income taxes from equity investment in CTS  .........  (8,455)      (6,569)    (4,700)
   Dividends from CTS    .............................................   1,589        1,354        930
   Increase in other assets    .......................................     (55)        (622)       (30)
   Decrease in other liabilities  ....................................    (336)        (212)    (1,137)
   Gain on sale of property    .......................................                 (198)
   Issuance of Company Common Stock  .................................      12           19         21
   Other, net   ......................................................     192          194        122
   Changes in operating assets and liabilities:
    Accounts receivable  .............................................     315       (3,793)       557
    Inventories    ...................................................     816       (5,257)       939
    Other current assets    ..........................................      58        1,339     (1,169)
    Accounts payable, accrued expenses and sundry liabilities   ......   1,289          798      3,937
    Federal income taxes payable  ....................................     727       (1,155)      (348)
                                                                       -------      -------    -------
 Net cash provided by (used in) operating activities   ...............   6,274       (2,813)     9,675
                                                                       -------      -------    -------
Investing activities:
 Purchases of CTS common stock    ....................................               (2,674)    (8,538)
 Purchases of property, plant and equipment   ........................  (2,627)      (1,915)      (859)
 Proceeds from sale of property   ....................................                  200
 Proceeds from note receivable    ....................................                  476         49
                                                                                    -------    -------
 Net cash used in investing activities  ..............................  (2,627)      (3,913)    (9,348)
                                                                       -------      -------    -------
Financing activities:
 Principal payments under capital lease obligations    ...............     (63)        (164)      (496)
 Borrowings (repayments) under lines of credit   .....................  (3,000)       3,000
 Purchases of treasury stock   .......................................    (440)        (412)    (1,186)
 Dividends paid    ...................................................    (765)        (768)      (777)
                                                                       -------      -------    -------
 Net cash provided by (used in) financing activities   ...............  (4,268)       1,656     (2,459)
                                                                       -------      -------    -------
Decrease in cash and cash equivalents   ..............................    (621)      (5,070)    (2,132)
Cash and cash equivalents at beginning of year   .....................   1,767        6,837      8,969
                                                                       -------      -------    -------
Cash and cash equivalents at end of year   ........................... $ 1,146      $ 1,767    $ 6,837
                                                                       =======      =======    =======


The accompanying notes are an integral part of these statements.

DYNAMICS CORPORATION OF AMERICA

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Note 1: Significant Accounting Policies
---------------------------------------

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those reported. The investment in CTS Corporation is accounted for by the equity method of accounting. All material intercompany transactions and accounts have been eliminated in consolidation. The financial statements for prior periods have been reclassified to reflect the Fermont Division as part of continuing operations (see Note 11).

The Company recognizes revenues from product sales upon shipment.

Inventories are stated at the lower of cost or market. Inventory costs have been determined by the last-in, first-out (LIFO) method for approximately 26% (1996) and 41% (1995) of inventories, excluding inventories subject to progress billings under contracts. Costs for other inventories have been determined principally by the first-in, first-out (FIFO) method.

Depreciation is computed on the straight-line and declining balance methods over the estimated useful lives of assets (buildings and improvements 15-33 years; equipment, fixtures and leaseholds 1-5 years).

Research and development costs are expensed as incurred and amounted to $1,435,000 (1996), $1,732,000 (1995) and $1,669,000 (1994).

Advertising costs are expensed as incurred and amounted to $1,868,000 (1996), $2,286,000 (1995) and $2,397,000 (1994).

Per share data is based upon the weighted average number of common and common equivalent shares outstanding during the periods: 3,820,302 (1996), 3,839,488
(1995) and 3,877,106 (1994).

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

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." There is no pro forma effect on net income and earnings per share under FASB Statement No. 123, "Accounting for Stock-Based Compensation."

In 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement, which was adopted in 1996, requires companies to investigate potential impairments of long-lived assets, certain identifiable intangibles and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. No impairment losses were recognized in 1996.

Note 2: Inventories
---------------------------------------

                                       1996       1995
                                    ---------- ---------
                                       (in thousands)
Raw materials and supplies   ......  $ 6,276     $7,655
Work in process  ..................    7,024      8,565
Finished goods   ..................    5,466      6,863
                                     -------     ------
                                      18,766     23,083
                                     -------     ------
Inventories subject to progress
 billings  ........................    5,184      1,233
Progress billings   ...............   (1,326)      (876)
                                     -------     ------
                                       3,858        357
                                     -------     ------
                                     $22,624    $23,440
                                     =======     ======

     The excess of current replacement cost over LIFO cost of inventories amounted to approximately $950,000 (1996) and $800,000 (1995).

     The United States Government has liens on substantially all inventories subject to progress billings.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

Note 3: Property, Plant and Equipment
(in thousands)
---------------------------------------

                                     1996
                         ----------------------------
                           Fixed    Capital
Classification             Assets    Leases    Total
--------------             ------   -------    -----
Land and
 improvements   ......    $1,138              $1,138
Buildings and
 improvements   ......    10,158   $1,520     11,678
Machinery,
 equipment,
 furniture and
 fixtures    .........    28,271      630     28,901
Leasehold
 improvements   ......       517                 517
                          ------              ------
                          40,084    2,150     42,234
Less accumulated
 depreciation and
 amortization   ......    35,289    1,824     37,113
                          ------   ------     ------
                          $4,795   $  326     $5,121
                          ======   ======     ======

                                    1996
                         ----------------------------
                           Fixed    Capital
Classification             Assets    Leases    Total
--------------             ------   -------    -----
Land and
 improvements  ...        $1,138              $1,138
Buildings and
 improvements  ...        10,158    $1,520    11,678
Machinery,
 equipment,
 furniture and
 fixtures   ......        26,191       688    26,879
Leasehold
 improvements  ...           517                 517
                          ------              ------
                          38,004     2,208    40,212
Less accumulated
 depreciation and
 amortization  ...        34,240     1,808    36,048
                          ------    ------    ------
                          $3,764    $  400    $4,164
                          ======    ======    ======


Note 4: Equity Investment in CTS Corporation
--------------------------------------------

     The Company's holdings aggregated 2,303,100, 2,303,100 and 2,222,100 shares of CTS Corporation ("CTS") common stock at December 31, 1996, 1995 and 1994, respectively. The Company's equity ownership in CTS was 44.1%, 44.1% and 42.9% at December 31, 1996, 1995 and 1994, respectively.

     The market value of the Company's investment in CTS amounted to $98,458,000 and $86,942,000 at December 31, 1996 and 1995, respectively. The market value of the Company's investment in CTS on February 26, 1997 amounted to $111,700,000, on holdings of 2,303,100 shares. Under the Control Share Acquisitions Chapter of the Indiana Business Corporation Law, 1,020,000 of the Company's shares of CTS stock presently have no voting rights.

     The excess of the carrying amount of the Company's investment over the underlying equity in the net assets of CTS, net of accumulated amortization of $9,216,000, amounted to $13,161,000 at December 31, 1996 and is being amortized over twenty-five years (commencing in 1986) using the straight-line method ($882,000 in 1996). At December 31, 1996, undistributed net income of CTS included in the Company's retained earnings, before Company-provided deferred income taxes of $1,143,000, amounted to $16,816,000.

     CTS operates primarily in one business segment, electronic and electromechanical components and subsystems, in worldwide markets. Summarized financial information derived from CTS' 1996 Annual Report to Stockholders follows:

                                   Year ended December 31,
                             ---------------------------------
                                1996        1995       1994
                             ----------- ----------- ---------
                                       (in thousands)
Net sales    ...............  $321,297    $300,157   $268,707
                              ========    ========   ========
Gross profit    ............  $ 87,496    $ 74,804   $ 63,067
                              ========    ========   ========
Net earnings    ............  $ 21,170    $ 17,164   $ 13,967
                              ========    ========   ========
Current assets  ............  $138,201    $126,113   $110,667
                              ========    ========   ========
Noncurrent assets  .........  $111,171    $101,014   $ 96,159
                              ========    ========   ========
Current liabilities   ......  $ 51,391    $ 50,962   $ 44,792
                              ========    ========   ========
Noncurrent
 liabilities    ............  $ 31,749    $ 29,912   $ 30,179
                              ========    ========   ========
Stockholders' equity          $166,232    $146,253   $131,855
                              ========    ========   ========

     The Company's proportionate share of CTS' earnings in accordance with the equity method of accounting reflects a change as of January 1, 1996 in the effective tax rate applied by the Company to its share of CTS' undistributed earnings. The Company decided to change the rate applied to its share of CTS' income from the corporate tax rate to the lower dividends received rate, based on the substantially improved operating results of CTS and its continuing strong cash flow. The application of the lower rate increased the Company's reported share of CTS' net earnings for 1996 by $2,108,000 ($.56 per share). In addition, the Company's reported share of CTS' net earnings increased by $2,466,000 ($.64 per share) for the adjustment to taxes previously provided at the corporate rate on the Company's cumulative share of CTS' undistributed earnings through January 1, 1996.

     CTS is required to file annual and other reports, including audited annual financial statements, with the Securities and Exchange Commission and such reports and statements are available for review at the offices of the Securities and Exchange Commission in Washington, D.C. The Company has relied on CTS' financial information to compile its financial statements.

Note 5: Accrued Expenses and Sundry Liabilities
-----------------------------------------------

                                    1996      1995
                                  -------   -------
                                    (in thousands)
Salaries, wages, commissions
 and employee benefits    ......   $4,337    $3,972
Taxes, other than Federal
 income taxes    ...............    1,350     1,116
Insurance  .....................    2,579     1,715
Customer contract claims,
 including price adjustments
 and refunds  ..................    2,800     2,800
Environmental matters  .........      951       565
Advances from customers   ......      540     1,131
Warranties    ..................    1,092       941
Other   ........................    1,642     2,376
                                  -------   -------
                                  $15,291   $14,616
                                  =======   =======


Note 6: Long-term Debt and Credit Facilities
--------------------------------------------


  Long-term Debt                           1996      1995
                                         -------   -------
                                           (in thousands)
Revolving credit notes, 6.10%   ......              $3,000
Obligations under capital leases  .       $424         487
                                          ----      ------
                                           424       3,487
Less current portion   ...............      50          63
                                          ----      ------
                                          $374      $3,424
                                          ====      ======

Credit Facilities

The Company has a Revolving Credit Agreement with banks which provides a line of credit of up to $37,000,000 through November 30, 1998 at the lower of the prime rate or other rate options available at the time of borrowing. The Company pays a commitment fee of 1/4% based on the unused portion of the line. The Agreement provides that, at the option of the Company, the principal outstanding at November 30, 1998 may be converted to a four year term loan, with interest at the lower of the prime rate or other rate options, payable in equal semi-annual principal installments. The Agreement contains restrictions which, among other things, require the Company to have income from continuing operations, including dividends received from CTS Corporation, before equity in the operating results of unconsolidated affiliates for the year and in at least one of any two consecutive fiscal quarters. The Agreement requires maintenance of certain financial ratios and contains other restrictive covenants, including a restriction on payment of dividends to 50% of current year's net income plus $3,000,000.

     The Company also has an uncommitted line of credit with a bank amounting to $9,000,000. The Company does not pay any fee for the uncommitted line and therefore the availability of the line is at the discretion of the bank.

     Outstanding letters of credit, principally related to imports and bid and performance bond obligations, amounted to $2,395,000 at December 31, 1996.

     Interest payments amounted to $245,000, $85,000 and $73,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Leases

Capital leases generally provide that the Company pay property taxes and operating costs. Certain capital leases contain renewal and/or purchase options. Minimum lease payments under capital leases total $634,000, including $210,000 representing interest. Minimum lease payments in each year for the next five years are: $85,000, $78,000, $58,000, $45,000, and $45,000.

     The Company leases real estate and equipment under operating leases. Certain of the leases contain renewal options and escalation clauses relating to taxes and maintenance. Rental expense amounted to $895,000, $794,000 and $625,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Minimum lease payments under operating leases total $2,633,000. Minimum lease payments in each year for the next five years are: $764,000, $565,000, $408,000, $281,000 and $90,000.

Note 7: Stockholders' Equity
---------------------------------------

1980 Restricted Stock and Cash Bonus Plan

The Plan, prior to amendment, provided for the discretionary award or sale of up to 400,000 shares of common stock to key executives. The shares awarded or sold are subject to restrictions against transfer as well as repurchase rights of the Company which, in effect, provide for the lapse of restrictions at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

the date restrictions lapse in the case of an award, or the excess of the fair market value thereof as of such date over the original purchase price if the shares were purchased, with a limit upon the total bonuses paid to any participant during the 5-year period of twice the fair market value of the shares on the date of award or sale. The Plan was amended in 1988 to make additional shares available for issuance to replenish the Plan for shares awarded since its inception. At December 31, 1996, 1995 and 1994, 339,000 shares were available each of those years for award or sale under the Plan.

     In addition to the shares issued and amortization of deferred compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued bonuses of $216,000 (1996), $349,000 (1995) and $272,000 (1994) and
reacquired (at no cost) through forfeitures 3,000 (1994) previously issued restricted shares pursuant to the Plan.

1986 Stock Plan for Outside Directors

The Plan provides for a portion of outside directors' compensation to be deferred and to be paid in shares of the Company's common stock upon a director's retirement, disability or death. Under the Plan, common stock units (payable in shares of the Company's common stock on a one-for-one basis) are credited to the directors based on their service as outside directors each year. Common stock units of 438 (1996), 437 (1995) and 547 (1994) were credited to the outside directors. In 1995, 100 shares were distributed under the Plan to a deceased director's estate. The total number of units credited under the Plan is 5,349 at December 31, 1996.

Note 8: Preferred Stock Purchase Rights
---------------------------------------

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

Note 9: Other Income (Expense), Net
---------------------------------------

                                   1996       1995          1994
                                 --------   --------   -------------
                                           (in thousands)
Interest:
 Income  .....................     $ 23       $ 212          $ 244
 Expense    ..................     (274)        (92)           (73)
                                   ----       -----          -----
                                   (251)        120            171
Royalties   ..................    1,154         113            157
Sales of property and
 leasehold rights    .........                  236
Dualit toaster recall   ......     (108)       (444)
Environmental response
 costs   .....................     (912)       (415)
Staff reductions  ............     (320)       (125)
Other, net  ..................      340         219            285
                                   ----       -----          -----
                                  ($ 97)      ($296)         $ 613
                                   ====       =====          =====

Note 10: Income Taxes
---------------------------------------
Income tax charges (credits) from continuing operations consist of:

                          1996      1995       1994
                         ------    ------     ------
                               (in thousands)
Current income taxes:
 Federal   ............   $  98   ($ 1,668)    $2,579
 State  ...............      89       (139)       389
 Foreign   ............      47         35        327
                          -----    --------    ------
                            234     (1,772)     3,295
                          -----    --------    ------
Deferred income taxes:
 Federal   ............    (117)       790       (273)
 State  ...............     (58)       160       (136)
 Foreign   ............                 40       (113)
                                   --------    ------
                           (175)       990       (522)
                          -----    --------    ------
                          $  59   ($   782)    $2,773
                          =====    ========    ======

Gross income subject to foreign taxes amounted to $330,000, $516,000 and $1,328,000 for tax years 1996, 1995 and 1994, respectively.

Deferred income tax charges (credits) result from the following:

                                 1996        1995      1994
                                ------      ------    ------
                                       (in thousands)
Inventory    ...............     ($435)       $636     ($205)
Employee benefits  .........       163         (35)      107
Warranties   ...............                             123
Environmental costs   ......      (153)       (180)
Deferred income    .........       424         (98)     (274)
Insurance    ...............      (290)       (141)     (292)
Toaster recall  ............                  (110)
Investments  ...............                   241
Prepaid commissions   ......                   (79)
Depreciation    ............         2         (49)
Other, net   ...............       114         805        19
                                 -----       -----     -----
                                 ($175)      $ 990     ($522)
                                 =====       =====     =====

A reconciliation of the applicable Federal statutory rate to the Company's consolidated effective tax (benefit) rate from continuing operations before equity in CTS follows:

                                  1996          1995      1994
                                -------        ------    ------

Statutory rate  ............       34.0%         34.0%     34.0%
State income taxes, net
 of Federal income tax
 benefit  ..................       15.2           2.4       2.1
Foreign taxes   ............       34.8          12.9       4.2
Resolution of prior year
 tax matters ...............                   (171.5)
Employee benefits  .........      (25.3)         (4.1)      (.3)
Foreign tax credits   ......      (34.8)        (13.2)     (4.3)
Other, net   ...............       19.8           5.1       (.5)
                                 ------      ----------   -----
                                   43.7%       (134.4%)    35.2%
                                 ======      ==========   =====

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                      1996        1995
                                 ----------- ---------
                                    (in thousands)
Deferred tax assets:
 Warranty reserve   ............   $   438     $   363
 Bad debt allowance    .........       164         191
 Inventory    ..................     1,824       1,389
 Employee benefit plans   ......     1,298       1,476
 Investments  ..................       251         250
 Customer contract claims    ...       626         624
 Depreciation    ...............       472         471
 Insurance    ..................       743         453
 Other, net   ..................       564         581
                                   -------     -------
                                     6,380       5,798
 Valuation allowance for
  deferred tax assets  .........      (250)       (250)
                                   -------     -------
   Total deferred tax assets         6,130       5,548
                                   -------     -------
Deferred tax liabilities:
 Undistributed earnings of CTS      (1,143)     (3,083)
 Deferred income    ............      (424)
 Other, net   ..................                   (15)
                                   -------     -------
   Total deferred tax
    liabilities  ...............    (1,567)     (3,098)
                                   -------     -------
Net deferred tax assets   ......   $ 4,563     $ 2,450
                                   =======     =======

     The change in the valuation allowance for deferred tax assets decreased the provision for income taxes $1,000 and $22,000 for the years ended December 31, 1995 and 1994, respectively.


     Income tax payments (refunds), net amounted to ($473,000), $470,000 and $3,611,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Note 11: Reclassification of Provision for Fermont Disposition
--------------------------------------------------------------

Effective in April 1996, Fermont's results of operations are included in the Company's Consolidated Statements of Income, as a result of the Company's decision to bid on new contracts in addition to the contract to manufacture tactical quiet (TQ) generator sets for the U.S. Army Aviation and Troop Command. Accordingly, reported results for prior periods have been reclassified.

     On September 30, 1991, the Company determined to discontinue operations at its Fermont Division, a manufacturer of electrical power systems for government and commercial markets, and put the assets and business up for sale. In conjunction with the discontinuance, the Company recorded a provision of $5,600,000 for operating losses estimated to be incurred prior to Fermont's disposition.

     At the time the operations were discontinued, Fermont was a party to a contract with the U.S. Government for the production of 3KW engine generator sets. The contract was subject to First Article approval of prototype 3KW units. A proposed change order was submitted to the Government in April 1992 seeking equitable compensation for constructive changes by the Government and associated delays in the contract. In May 1994, the Company agreed to accept $6,450,000 from the Government in settlement of the preproduction portion of its proposed change order, which amount is included in net sales. The settlement, net of related expenses and income taxes, amounted to $3,334,000, or $.86 per share. The Government contracted for further testing of prototype units at that time. In March 1995, the Government terminated the 3KW contract for the convenience of the Government; the Company filed a claim for compensation for its costs and losses related to the termination. In September 1996, the Company agreed to accept $1,937,000 from the Government in settlement of its claim related to that termination, which amount is included in net sales. The settlement, net of amounts due to subcontractors, income taxes and other related costs, amounted to $915,000, or $.24 per share.

     In January 1995, Fermont was awarded the TQ contract. The Government's initial delivery order issued with the award and subsequent additions call for deliveries of gensets aggregating $81.8 million. Shipments of production units will begin in March 1997 and are scheduled to continue through 1998.

     Summarized financial information for the Fermont Division follows:

                          Year ended December 31,
                      --------------------------------
                         1996        1995        1994
                       -------     --------    -------
                               (in thousands)
Net sales   .........  $17,504     $  2,444    $11,247
                       =======     ========    =======
Operating profit
 (loss)  ............  $   569     ($ 1,875)   $ 5,132
                       =======     ========    =======
Total assets   ......  $ 6,488      $ 1,759    $ 1,366
                       =======     ========    =======
Total liabilities      $ 2,980      $   862    $   677
                       =======     ========    =======

Note 12: Employee Benefit Plans
--------------------------------------

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

     A summary of the components of net periodic pension cost of the defined benefit plan and the total contributions charged to pension expense for the multi-employer plan follows:

                               1996        1995        1994
                             --------    --------    --------
                                      (in thousands)
Defined benefit plan:
 Service cost--
  benefits earned
  during the period  .        $   665     $   522     $   586
 Interest cost on
  projected benefit
  obligation   ............     1,556       1,510       1,440
 Actual return on plan
  assets    ...............    (2,544)     (2,961)
 Net amortization and
  deferral  ...............       772       1,325      (1,688)
                              -------     -------     -------
Net pension charges for:
 Defined benefit plan   ...       449         396         338
 Multi-employer plan ......       382         306         323
                              -------     -------     -------
Net periodic pension
  cost   ..................   $   831     $   702     $   661
                              =======     =======     =======

     The 1995 change in the discount rate from 8.5% to 7.25% resulted in a $93,000 increase in the 1996 net periodic pension cost.

     Assumptions used in accounting for the defined benefit plan as of December 31 were:

                                 1996       1995       1994
                               --------   --------   -------
Discount rate   ............     7.50%      7.25%      8.50%
Rate of increase in
 compensation levels  .           5.0%       5.0%       5.0%
Expected long-term rate
 of return on assets  ......      9.0%       9.0%       9.0%

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets as of December 31, 1996 and 1995 for the Company's defined benefit pension plan:

                                     1996          1995
                                   --------      --------
                                       (in thousands)
Actuarial present value of
 benefit obligation:
  Accumulated benefit
  obligation, including
  vested benefits of
  $18,437 and $17,923              ($ 20,554)    ($ 20,053)
  Effect of salary
  projections    ...............      (1,843)       (1,850)
                                    --------      --------
  Projected benefit
  obligation for service
  rendered to date  ............     (22,397)      (21,903)
Plan assets at fair value    ...      20,235        18,371
                                    --------      --------
Projected benefit obligation
 in excess of plan assets    ...      (2,162)       (3,532)
Unrecognized net loss from
 past experience different
 from assumed and effect of
 changes in assumptions   ......         915         2,433
Prior service cost not yet
 recognized in net periodic
 pension cost ..................         151           178
Unrecognized net asset
 remaining from initial
 application of FASB
 Statement No. 87   ............        (902)       (1,292)
                                    ---------     ---------
Accrued pension cost   .........      (1,998)       (2,213)
Less current portion   .........         893           608
                                    ---------     ---------
Accrued long-term pension cost     ($  1,105)    ($  1,605)
                                    =========     =========

     The 1996 change in the discount rate from 7.25% to 7.5% resulted in a $634,000 decrease in the projected benefit obligation.

     Plan assets are invested in cash equivalents, guaranteed investment contracts and equity stocks, including 100,000 shares of common stock of the Company having a market value of $2,825,000 and $2,450,000 at December 31, 1996 and 1995, respectively. Dividend payments to the Plan on Company common stock amounted to $20,000 in both 1996 and 1995.

     Information concerning the Company's share of related estimated plan benefit obligations and assets is not available for the multi-employer plan.

     The Company has a non-contributory non-qualified defined benefit supplemental retirement plan for certain key employees. The 1996 net periodic pension cost and related accrued liability at December 31, 1996 for the Plan was $164,000. At December 31, 1996, the plan was not funded.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)

     The Company has a Savings and Investment Plan for all full time employees not covered by collective bargaining agreements, which qualifies as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The Company's contributions under the Plan are based on specified percentages of employee contributions and were $351,000 (1996), $347,000 (1995) and $325,000 (1994).

Note 13: Contingencies
---------------------------------------

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

     The Company has been notified by the U.S. Environmental Protection Agency ("EPA") that it is a Potentially Responsible Party ("PRP") regarding hazardous waste cleanup at a non-Company site in Connecticut and at a Company site in California. Certain of the PRPs at the Connecticut site, having agreed with the EPA to fund a feasibility study at the site, sued the Company to recover a share of those costs and in September 1996 a $287,000 judgment was entered against the Company following trial of the action. The Company has elected to participate in the allocation of responsibility proceedings conducted by the PRP group formed in connection with the Superfund site in the vicinity of the California site. A suit against the Company by a property owner neighboring the California site for allegedly causing contamination at the neighbor's property has been discontinued. In February 1996, the Company settled the past costs portion of a 1995 lawsuit by a state environmental agency to recover past and future response costs related to the cleanup of a non-Company site in Pennsylvania as to which the Company was earlier designated a PRP; and the Company has also been sued by certain of the PRPs who have agreed with the state agency to fund other past response costs at that site to recover a portion of those costs from the Company and other PRPs who have not agreed to participate in such funding. The Company is also a defendant in two lawsuits seeking contribution for Superfund cleanup costs relating to two other non-Company sites in that state. In 1996 the Company incurred expenses of $1,111,000, including $454,000 for the California site and $405,000 for the Connecticut site, to manage hazardous substances, to monitor pollutants, to test for contaminants, to provide for required remediation activities and to pay the judgment against the Company for its share of the feasibility study costs at the Connecticut site. Based upon its knowledge of the extent of the Company's exposure and current statutes, rules and regulations, and emerging alternative remedial approaches, management believes that the anticipated costs resulting from claims and proceedings with respect to the above mentioned sites, including remediation, the extent and cost of which are presently unknown, will not materially affect the financial position of the Company. However, it is possible, but unanticipated at this time, that future results of operations and cash flows could be materially affected by an unfavorable resolution of these matters.

     With respect to other claims and actions against the Company, it is the opinion of Management that they will not have a material effect on the financial position of the Company.

Note 14: Industry Segments
---------------------------------------

     See Financial Information About Industry Segments on pages 22 and 23 of this report.

Note 15: Quarterly Financial Data (Unaudited)
(dollar amounts in thousands, except per share data)
----------------------------------------------------

                                                  Three months ended                            Year
                            March 31        June 30        September 30      December 31
                            -----------   --------------   ---------------   ------------
1996
Net sales    ............    $27,864          $ 33,326          $ 35,008         $ 33,008     $129,206
                             =======          ========          ========         ========     ========
Gross profit    .........    $ 5,075          $  6,528          $  7,532         $  5,826     $ 24,961
                             =======          ========          ========         ========     ========
Income from continuing
 operations (a)    ......    $ 3,226          $  2,139            $2,238(b)        $2,753(c)  $ 10,356
                             =======          ========          ========         ========     ========
Net income (a)  .........    $ 3,477          $  2,139            $2,238(b)        $2,753(c)  $ 10,607
                             =======          ========          ========         ========     ========
Income per share:
 Income from continuing
  operations (a)   ......    $   .84          $    .56          $    .59(b)      $    .72(c)  $   2.71
                             =======          ========          ========         ========     ========
 Net income (a)    ......    $   .91          $    .56          $    .59(b)      $    .72(c)  $   2.78
                             =======          ========          ========         ========     ========
1995
Net sales    ............    $25,810          $ 28,750          $ 30,384         $ 29,220     $114,164
                             =======          ========          ========         ========     ========
Gross profit    .........    $ 6,339          $  7,029          $  7,172         $  6,109     $ 26,649
                             =======          ========          ========         ========     ========
Income from continuing
 operations  ............    $   809            $1,562(d)         $2,092(e)        $1,312(f)  $  5,775
                             =======          ========          ========         ========     ========
Net income   ............    $ 1,083            $1,585(d)         $2,444(e)        $1,611(f)  $  6,723
                             =======          ========          ========         ========     ========
Income per share:
 Income from continuing
  operations    .........    $   .21          $    .40(d)       $    .55(e)      $    .34(f)  $   1.50
                             =======          ========          ========         ========     ========
 Net income  ............    $   .28          $    .41(d)       $    .64(e)      $    .42(f)  $   1.75
                             =======          ========          ========         ========     ========

(a) The Company's reported share of CTS' net earnings for the three months ended March 31, June 30, September 30, and December 31, 1996 increased by $436 ($.12 per share), $528 ($.14 per share), $493 ($.13 per share) and $651
    ($.17 per share), respectively, for the change from the corporate tax rate to the dividends received rate applied to the Company's share of CTS' undistributed earnings. In addition, the Company's reported share of CTS' net earnings for the three months ended March 31, 1996 increased by $2,466 ($.64 per share) for the favorable adjustment to taxes previously provided at the corporate rate on the Company's cumulative share of CTS' undistributed earnings through January 1, 1996.

(b) Includes income of $915 ($.24 per share) from a settlement with the Government concerning the termination of an engine generator contract for the convenience of the Government and a charge of $173 ($.05 per share) for environmental matters.

(c) Includes income of $655 ($.17 per share) from royalties and a charge of $194 ($.05 per share) for staff reduction costs.

(d) Includes $124 ($.03 per share) of income from the sale of excess property and leasehold rights.

(e) Increased by $998 ($.26 per share) for resolution of prior year tax matters.

(f) Includes charges of $260 ($.07 per share) for environmental response costs and $204 ($.05 per share) for Dualit toaster recall costs.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

[ERNST & YOUNG LLP Letterhead]

To the Board of Directors and Stockholders of Dynamics Corporation of America

We have audited the accompanying consolidated balance sheets of Dynamics Corporation of America as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of CTS Corporation (a corporation in which the Company had a 44.1% interest at December 31, 1996) have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for CTS Corporation, it is based solely on their report.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynamics Corporation of America at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP


February 26, 1997

SELECTED FINANCIAL DATA
(dollar amounts in thousands, except share data)

   Year ended December 31,                 1996        1995        1994        1993        1992
Net sales  ...........................  $ 129,206    $ 114,164   $ 107,700   $ 106,577     $124,898
                                        =========    =========   =========   =========     ========
Gross profit  ........................  $  24,961    $  26,649   $  31,695   $  24,610     $ 30,585
                                        =========    =========   =========   =========     ========
Income (loss) from equity investment
 in continuing operations of CTS   ...  $  10,280    $   4,411   $   3,618   $   1,619    ($    442)
                                        =========    =========   =========   =========     ========
Income from continuing operations  ...  $  10,356    $   5,775   $   8,724   $   1,787     $  2,444
                                        =========    =========   =========   =========     ========
Total assets  ........................  $ 140,736    $ 134,301   $ 124,177   $ 115,364     $120,288
                                        =========    =========   =========   =========     ========
Long-term debt   .....................  $     374    $   3,424   $     401   $     623     $  1,023
                                        =========    =========   =========   =========     ========
Amounts per common share:
 Income from continuing operations      $    2.71    $    1.50   $    2.25   $     .45     $    .62
                                        =========    =========   =========   =========     ========
 Cash dividends  .....................  $     .20    $     .20   $     .20   $     .20     $    .20
                                        =========    =========   =========   =========     ========
 Stockholders' equity  ...............  $   30.19    $   27.54   $   25.92   $   23.86     $  23.75
                                        =========    =========   =========   =========     ========
Average common shares outstanding  ...  3,820,302    3,839,488   3,877,106   3,902,164    3,915,224
                                        =========    =========   =========   =========     ========

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes to Consolidated Financial Statements, appearing elsewhere in this Annual Report.

SEGMENTS OF BUSINESS

During 1996, the Company's manufacturing businesses were conducted by five divisions and a subsidiary, each of which operates as a separate unit and each of which maintains its own sales, administration, accounting, marketing, engineering and manufacturing operations. Corporate headquarters determines policy and provides such services as legal counsel, accounting, financing, cash management, auditing, insurance, public relations and long-range planning guidance.

     The Company sells its products predominantly in the United States and export sales are concentrated primarily in the Pacific Rim and Europe. The methods of distribution and marketing utilized by the Company vary by operation. In general, sales for all the Company's segments combine some direct selling in certain market areas with appropriate manufacturers' representatives, wholesalers, distributors and/or dealers.

     The operations are classified into three industry segments: electrical appliances and electronic devices, fabricated metal products and equipment, and power and controlled environmental systems.

     Segments are grouped according to similarities in profitability, risk, growth potential, material and labor composition of products and/or capital requirements.

     These segments accounted for the following net sales, operating results and other financial data for each of the three years in the period ended December 31, 1996:

Financial Information About Industry Segments

   Year ended December 31,                                1996        1995        1994
---------------------------------------------------------------------------------------
                                                         (dollar amounts in thousands)
Net Sales:
 Electrical Appliances and Electronic Devices   ......   $62,344     $62,711    $56,255
 Fabricated Metal Products and Equipment  ............    26,740      23,646     23,269
 Power and Controlled Environmental Systems  .........    40,122      27,807     28,176
                                                        --------    --------   --------
                                                        $129,206    $114,164   $107,700
                                                        ========    ========   ========
Operating Profit (Loss):
 Electrical Appliances and Electronic Devices   ......   $   866     $ 2,880    $ 3,067
 Fabricated Metal Products and Equipment  ............      (677)       (354)       450
 Power and Controlled Environmental Systems  .........     2,808          (8)     7,024
                                                        --------    --------   --------
                                                           2,997       2,518     10,541
 Corporate Expenses  .................................    (2,710)     (2,293)    (2,799)
 Interest Income (Expense), net  .....................      (262)        112        159
 Other Income (Expense), net  ........................       110         245        (22)
                                                        --------    --------   --------
                                                         $   135     $   582    $ 7,879
                                                        ========    ========   ========
Depreciation and Amortization:
 Electrical Appliances and Electronic Devices   ......   $ 1,110     $   995    $   944
 Fabricated Metal Products and Equipment  ............       271         201        189
 Power and Controlled Environmental Systems  .........       227         292        166
 Corporate  ..........................................        20          27         24
                                                        --------    --------   --------
                                                         $ 1,628     $ 1,515    $ 1,323
                                                        ========    ========   ========
Capital Expenditures:
 Electrical Appliances and Electronic Devices   ......   $ 1,119     $ 1,175    $   768
 Fabricated Metal Products and Equipment  ............       319         272         69
 Power and Controlled Environmental Systems  .........     1,189         559
 Corporate  ..........................................                    33         22
                                                        --------    --------   --------
                                                         $ 2,627     $ 2,039    $   859
                                                        ========    ========   ========
Identifiable Assets:
 Electrical Appliances and Electronic Devices   ......   $23,666     $28,019    $21,920
 Fabricated Metal Products and Equipment  ............     8,664       8,277      8,224
 Power and Controlled Environmental Systems  .........    19,256      16,000     13,856
 Corporate  ..........................................    89,150      82,005     80,177
                                                        --------    --------   --------
                                                        $140,736    $134,301   $124,177
                                                        ========    ========   ========

Year ended December 31,                                                    1996      1995        1994
-------------------------------------------------------------------------------------------------------
                                                                          (dollar amounts in thousands)
U.S. Government Sales, direct and indirect (occurring predominantly in
 the Power and Controlled Environmental Systems segment)    ............  $22,138    $7,839     $18,117
                                                                         ========    =======   ========
Export Sales   .........................................................  $19,232    $23,879    $14,035
                                                                         ========    =======   ========
Classes of products representing 10% or more of Company net sales:
 Electrical Appliances and Electronic Devices:
  Consumer and Commercial Portable Electrical Appliances    ............     22.3%      25.0%     29.9%
  Thermal Management Components  .......................................     16.5%      20.0%     14.7%
 Fabricated Metal Products and Equipment:
  Air Distribution Equipment and Controls    ...........................     20.7%      20.7%     21.6%
 Power and Controlled Environmental Systems:
  Integrated Electrical Power Systems  .................................     13.5%                10.4%
  Power Plant Equipment    .............................................                11.0%

Notes:

See page 24 for the classification of the Company's present manufacturing Divisions and Subsidiary for segment purposes and a brief description of each.

Total revenue by industry segments includes sales to all unaffiliated customers including the U.S. Government.

Operating profit is total revenues less operating expenses. Identifiable assets by industry segments are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash and the Company's equity investment in CTS Corporation, substantially all of which is held by its wholly owned subsidiary, LTB Investment Corporation.

Range of Stock Prices and Dividend Information

The Company's Common Stock (Voting) is traded on the New York Stock Exchange (ticker symbol: DYA). There is no market for the Non-Voting Common Shares of the Company.

The prices of the Company's Common Stock and dividends paid per share during 1996 and 1995 are as follows:

                           New York Stock Exchange                 Dividends Paid
                --------------------------------------------    -------------------
                         1996                    1995             1996        1995
                  HIGH        LOW         HIGH        LOW
                --------    --------    --------    --------
1st Quarter       24-7/8      22-1/8      26-3/4      19-1/2      $.10        $.10
2nd Quarter       27-7/8      23-1/4      24-3/4      22-1/4
3rd Quarter       29-1/8      25          24-5/8      22-1/2      $.10        $.10
4th Quarter       29-1/4      27-7/8      25-7/8      21-5/8

As of February 26, 1997 there were 3,584 shareholders of record.

The Board of Directors of the Company established a semi-annual dividend policy in January 1978 and expects to continue this policy. At its January 1984 meeting, the Board of Directors established the regular semi-annual dividend rate of ten cents ($.10) per share. The first payment for 1997 was made on February 28 to shareholders of record as of the close of business on February 14, 1997.

The number of employees of the Company as of December 31, 1996 was 1,195.

DCA'S MANUFACTURING DIVISIONS AND SUBSIDIARY

The following is the classification of the Company's present operations for industry segment purposes and a brief description of each:

Electrical Appliances
and Electronic Devices

INTERNATIONAL ELECTRONIC
RESEARCH CORPORATION
135 West Magnolia Blvd.
Burbank, California
91502-7704
Tel. 818-842-7277

Designs and manufactures heat dissipators/sinks and the Zero Insertion Force (ZIF[TM]) printed circuit board retainer, ZIF II using a tool free concept, thermally efficient coldwalls and enclosures using the integrated ZIF[TM] or the machined ZIF[TM] technology approach for high performance electronic systems, and other components related to thermal management of electronic systems for the military/aerospace, computer and commercial marketplace worldwide.

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

WARING PRODUCTS DIVISION
283 Main Street
New Hartford, Connecticut
06057-0319
Tel. 860-379-0731

Manufactures commercial and consumer portable electrical appliances such as the original Blendor[RegTM], NuBlend[RegTM] and Touchblend[RegTM] blenders, food processors, drink mixers, juicers, juice extractors, and frozen dessert makers sold under the Waring[RegTM], Acme Juicerator[RegTM] and Qualheim[TM] brand names for both the domestic and export markets.

Power and Controlled
Environmental Systems

ELLIS AND WATTS DIVISION
4400 Glen Willow Lake Lane
Batavia, Ohio
45103-2356
Tel. 513-752-9000

Manufactures special air conditioning equipment, liquid cooling systems, fluid transfer units, air handling equipment, special fans, dehydrators, humidifiers, mobile vans and transportable suites (Environ[RegTM]) for specialized electronic and medical diagnostic equipment, including "CT" Scanners, Lithotriptors and Magnetic Resonance Imaging (MRI) systems, for government, industry, medical and power plant use.

FERMONT DIVISION
141 North Avenue
Bridgeport, Connecticut
06606-5195
Tel. 203-366-5211

Designs, manufactures and tests integrated electrical power systems primarily for government markets.

Fabricated Metal
Products and Equipment

ANEMOSTAT PRODUCTS
DIVISION
888 North Keyser Avenue
Scranton, Pennsylvania
18504-9723
Tel. 717-346-6586

Designs, manufactures and markets a broad line of air distribution products and systems with both pneumatic and electronic controls to meet the need for total environmental control in laboratories, industrial buildings, commercial buildings, and air distribution in aircraft, marine and rail equipment. Brand names include Anemostat[RegTM], Anemotherm[RegTM], Multi-Vent[RegTM], Anemotrak[RegTM] and Envirotrak[RegTM]. Anemostat also manufactures a line of UL[RegTM] approved vision frames utilizing the brand name LoPro[TM] and louvers for fire rated doors.

DYNAMICS CORPORATION OF AMERICA


Directors
--------------------------------------

HAROLD COHAN +*
 Business Consultant

PATRICK J. DORME
 Vice President-Finance and
 Chief Financial Officer of the Corporation

FRANK A. GUNTHER +*
 President, Highpoint Enterprises Incorporated

HENRY V. KENSING
 Vice President, General Counsel and Secretary of the Corporation

RUSSELL H. KNISEL +*
 Business Consultant

ANDREW LOZYNIAK
 Chairman of the Board and President
 of the Corporation

SAUL SPERBER +*
 Financial Advisor


Officers
--------------------------------------

ANDREW LOZYNIAK
 Chairman of the Board and President

HENRY V. KENSING
 Vice President, General Counsel and Secretary

PATRICK J. DORME
 Vice President-Finance and
 Chief Financial Officer

RICHARD E. SMITH
 Treasurer

M. GREGORY BOHNSACK
 Controller


+Member of Audit Committee
*Member of Compensation Committee

Shareholders' Meeting:

The annual meeting of shareholders will be held on May 2, 1997 at 10:30 A.M. in the Cole Auditorium of the Greenwich Library, West Putnam Avenue at Dearfield Drive, Greenwich, Connecticut.

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

Dynamics Corporation of America
475 Steamboat Road
Greenwich, Connecticut 06830-7197